

CANADA'S COMMUNICATIONS, SPORTS & ENTERTAINMENT COMPANY

2025 ANNUAL REPORT







ABOUT
ROGERS

Ted Rogers founded our company 65 years ago with one small loan and one big dream.

He believed in the power of communication to inform, to inspire, and to innovate. Driven to honour his father's legacy, he purchased his very first radio station, CHFI, at the age of 27.

From these humble beginnings, we've grown into Canada's communications, sports and entertainment company – because the relentless drive of one turned into the relentless drive of many.

Each and every day, we're driven to enhance and enrich the lives of Canadians with the best communications, the best sports and best entertainment experiences they can rely on… we got you.



A MESSAGE FROM
TONY

"We improved our balance sheet while investing to grow and innovate in our core businesses."

Dear Shareholders,

In 2025, we delivered strong results and made strategic investments across our three pillars of growth - wireless, cable, and sports.

We continued to execute with discipline in a very competitive market and continued to lead with innovative firsts and transformative transactions.

Delivering industry-leading performance

We met or exceeded our 2025 financial outlook, including total service revenue growth of 6% and free cash flow exceeding $3.3 billion.

We executed on our plan to return our debt leverage ratio back to pre-Shaw levels, well ahead of our initial target. We improved our balance sheet while investing to grow and innovate in our core businesses.

We delivered industry-leading Wireless and Cable margins.

We attracted the most combined net new mobile phone and Internet subscribers.

In Wireless, our results reflect our focus on delivering solid financials and balanced subscriber growth with the best value proposition. In this highly competitive market, service revenue remained consistent, adjusted EBITDA grew, and postpaid churn improved.

In Cable, we continued to deliver consistent results after a notable turnaround in 2024. We achieved solid Internet subscriber net additions and grew adjusted EBITDA, part of our balanced approach to deliver industry-leading margins.

In Media, we delivered strong growth in our core sports and media operations. We meaningfully grew revenue and adjusted EBITDA, driven by exceptional performance in our growing sports business including our expanded MLSE ownership position. These results reflect the quality of our world-class sports assets.

We returned $1.1 billion in dividends to shareholders and delivered the best Total Shareholder Return among our national competitors. I am confident in our plan to continue to drive long-term growth and shareholder value.

Overall, our team continues to execute with discipline and drive growth in our three core businesses.

Investing to deliver the best connectivity

We continued to invest to deliver the best networks to Canadians. This includes the most reliable networks and the most wireless coverage of any carrier in Canada.

We launched Rogers Satellite, the first and only provider in Canada to offer satellite-to-mobile services. Canadians can now stay connected in areas where traditional cellular networks don't reach - no other carrier offers this value prop, or this coverage.

Rogers Satellite also provides connectivity for IoT applications for businesses operating in remote regions.

We were the first Canadian Internet provider to introduce WiFi 7, the latest generation of WiFi. And Rogers delivered Canada's first home Internet backup solution for enhanced reliability, part of our industry-leading Rogers Xfinity platform.

In 2025, we invested $3.7 billion in our networks along with innovative products and technologies. We are a proud Canadian company, and we strongly encourage government policies that incent Canadian companies to invest in Canada.

Investing to deliver world-class sports & entertainment

Live sports and entertainment are a core part of our business strategy.

In 2025, we meaningfully advanced our sports strategy to unlock shareholder value and drive gains in our third pillar of growth.

We closed our MLSE deal with Bell, becoming the majority owner of a world-class sports and entertainment company. We plan to purchase the remaining 25% minority interest in MLSE in 2026.

We renewed our agreement with the National Hockey League (NHL) for the national media rights for the next 12 years.

The Toronto Blue Jays captivated the nation with their fantastic postseason run. And these world-class sports were broadcast on Sportsnet, Canada's #1 sports media brand.

"We meaningfully advanced our sports strategy to unlock shareholder value."

In entertainment, we expanded our distribution of popular lifestyle and entertainment brands including HGTV, Food Network, Discovery, and Bravo. And we expanded the roll out of Rogers Xfinity to deliver the most content and the best entertainment experience on our world-class platform.

Together, our sports and entertainment assets are unparalleled in Canada and rival the best assets in the world.

Rogers has been building its sports position for decades, and our progress last year was critical to deliver on our long-term plan. We have been both patient and opportunistic, and we remain focused on the monetization of our world-class sports assets to benefit fans, shareholders and Rogers customers.

Looking Ahead to 2026

As we look to the year ahead, we remain focused on winning in the market and shaping the future of connectivity, sports, and entertainment for Canadians.

Our 2026 outlook outlines strong service revenue growth, along with additional capital efficiency and higher free cash flow.

I would like to extend my thanks to the Rogers team for their hard work, our Board for their confidence and our shareholders for their support.

Tony Staffieri
President and Chief Executive Officer



A MESSAGE FROM
EDWARD

" **Our networks are the backbone of our business and the Canadian economy.** "

Dear Shareholders,

I am pleased to report that Rogers delivered strong results and made significant progress on our strategic plan in 2025. I would like to congratulate Tony Staffieri, the senior management team, and all Rogers employees for another solid year of results.

As a Board, we remain focused on ensuring the long-term growth of Rogers for our customers and our shareholders.

To do this, we are making strategic investments to position Rogers for long-term success. This includes investments in connectivity, content, and sports.

Investing in growth

Our networks are the backbone of our business and the Canadian economy. They connect people, drive the economy, and fuel innovation.

Over the past decade, we have invested nearly $40 billion in our networks to fuel growth and innovation. Entire industries rely on our networks, and we've proudly invested to build Canada's most reliable networks and to provide the most coverage. Our recent launch of Rogers Satellite, the next big leap in wireless connectivity, is another proof point of the investments we're making to deliver this growth.

We're also making long-term investments in content. Over the past decade, we've invested more than $9 billion in content for all platforms. These strategic investments enable us to use our premium content, both owned and licensed, to deepen customer engagement and drive growth across distribution, advertising, and subscription platforms.

And with our long-term strategic partnership with Comcast, we're investing to bring Canadians the best entertainment on our world-class Rogers Xfinity platform, integrating the best live TV, sports, on-demand, and streaming apps.

Finally, we're making long-term investments in sports. Over the past decade, we have invested over $16 billion in sports and established one of the most respected set of sports assets globally.

Rogers started to meaningfully invest in sports in 1998 as a co-founder of Sportsnet and, in 2000, we expanded our sports portfolio with the acquisition of the Toronto Blue Jays.

Over the next two decades, we deepened our investments in sport through an ownership stake in MLSE in 2012 and our first NHL national media rights deal beginning in the 2014-15 season. Today, Rogers is a communications, entertainment, and sports powerhouse.

Maximizing shareholder value

We firmly believe we have the best asset mix in the business – our wireless, wireline, and sports & entertainment assets allow us to reach Canadians with services and experiences that are highly coveted.

It's why we are on a long-term journey to maximize these assets to attract and retain more customers.

Strategically, we are bringing together the best collection of sports assets globally and creating a sports business at scale.

Through this collection of assets, we believe we will grow and retain more customers, increase our profitability, and build our brand as a communications, entertainment, and sports powerhouse. This should continue to drive long-term shareholder value.

As a sports owner, broadcaster, and the largest wireless carrier and cable company in Canada, we have a value proposition that is truly differentiated.

No other company in the country, and very few globally, can match the combination of these assets. We will fully connect and elevate this ecosystem to benefit fans and Rogers customers with richer content, deeper access, and more innovative experiences across every platform. This integrated, end-to-end approach will strengthen our business and generate long-term value for shareholders.

Investing in Canada's Youth

Taking a step back, Rogers has a proud legacy of supporting youth, the future of our country.

This includes Jays Care Foundation, Rogers Youth Grants, the Ted Rogers Scholarship program, and, more recently, Rogers Charity Classic in support of children's charities in Alberta.

> " **We are bringing together the best collection of sports assets globally and creating a sports business at scale.** "

We have also recently expanded our deep commitment to youth with the launch of our new national impact strategy, Rogers Screen Break.

Rogers Screen Break is a five-year, $50 million initiative to help youth build healthy relationships with their screens. As a provider of connectivity, we believe we have a responsibility to help youth balance screen time and active time. Our customers have told us they want help with this issue, and we are very proud to play our part.

And as a sports owner, we saw an opportunity to incorporate our sports assets into this impact program. We are working with our roster of world-class athletes to help young Canadians rethink their relationship with their screens and to encourage more active living.

***

In closing, we delivered strong results, made strategic investments, and laid the groundwork for our growth and success long-term.

I would like to thank Tony, the senior management team, and Rogers employees for their unwavering commitment to serving our customers and shareholders.

Edward Rogers
Executive Chair of the Board
Rogers Communications Inc.

OUR WORLD-CLASS BRANDS AND PARTNERS

OUR BRANDS

ROGERS

 ROGERS xfinity

 SPORTSNET

Citytv

 680 NewsRadio Toronto

 98.1 CHFI











OUR PARTNERS

 NHL

 COMCAST

 LIVE NATION CANADA

 WARNER BROS. DISCOVERY

NBCUniversal



STRONG
RESULTS

1 MET OR EXCEEDED ALL 2025 GUIDANCE METRICS

2 STRENGTHENED BALANCE SHEET WITH 0.6X DEBT LEVERAGE REDUCTION

3 DELIVERED BEST CABLE AND WIRELESS MARGINS

4 ATTRACTED MOST MOBILE PHONE AND INTERNET CUSTOMERS

5 GENERATED OVER $3.3B IN FREE CASH FLOW

6 RETURNED OVER $1.1 BILLION IN CAPITAL TO SHAREHOLDERS

LEADING
CONNECTIONS

1 LAUNCHED
ROGERS SATELLITE

2 RANKED CANADA'S MOST
RELIABLE 5G+ NETWORK

3 RECOGNIZED AS CANADA'S
MOST RELIABLE INTERNET

4 BECAME THE FIRST CANADIAN
INTERNET PROVIDER TO
DELIVER WIFI 7

5 DELIVERED CANADA'S FIRST
HOME INTERNET BACKUP
SOLUTION

6 DEPLOYED 5G ADVANCED
NETWORK TECHNOLOGY





BEST SPORTS AND ENTERTAINMENT

1 BECAME THE MAJORITY OWNER OF MAPLE LEAF SPORTS & ENTERTAINMENT

2 RENEWED NHL NATIONAL MEDIA RIGHTS FOR 12 YEARS

3 SPORTSNET REMAINED CANADA'S #1 SPORTS MEDIA BRAND

4 EXPANDED ROGERS XFINITY SUITE OF SERVICES

5 LAUNCHED HGTV, FOOD NETWORK & DISCOVERY

6 TORONTO BLUE JAYS WON AMERICAN LEAGUE CHAMPIONSHIP

EXECUTIVE
LEADERSHIP

AS AT MARCH 6, 2026

1. **Tony Staffieri**
   President & CEO

2. **Navdeep Bains**
   Chief Corporate
   Affairs Officer

3. **Glenn Brandt**
   Chief Financial Officer

4. **Marisa Fabiano**
   Chief Human
   Resources Officer

5. **Iain Kennedy**
   Chief Information and Cyber
   Security Officer

6. **Mark Kennedy**
   Chief Technology Officer

7. **Bret Leech**
   President, Residential

8. **Anne Martin-Vachon**
   President, Wireless

9. **Thomas Turner**
   President, Business

10. **Terrie Tweddle**
    Chief Brand and
    Communications Officer

11. **Colette Watson**
    President, Rogers
    Sports & Media

12. **Mahes Wickramasinghe**
    President, Group Operations

13. **Marisa Wyse**
    Chief Legal Officer and
    Corporate Secretary

BOARD OF DIRECTORS

AS AT MARCH 6, 2026

1. **Michael Cooper**

2. **Trevor English**

3. **Ivan Fecan**
   Chair of the Human
   Resources Committee

4. **Robert Gemmell**
   Lead Director
   Chair of the Audit and
   Risk Committee
   Chair of the Corporate
   Governance Committee

5. **Jan Innes**
   Chair of the Pension Committee
   Chair of the SSI Committee

6. **Diane Kazarian**

7. **Dr. Mohamed Lachemi**

8. **David Robinson**

9. **Edward Rogers**
   Executive Chair
   Chair of the Finance, Nominating,
   and Executive Committees

10. **Lisa Rogers**

11. **Bradley Shaw**

12. **Chief Wayne Sparrow**

13. **Tony Staffieri**
    President & CEO

14. **John Tory**

2025 Financial Report

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2025. This MD&A should be read in conjunction with our 2025 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 6, 2026 and was approved by RCI's Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and *the Company* refer to Rogers Communications Inc. and its subsidiaries. *RCI* refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this MD&A, *first quarter* refers to the three months ended March 31, 2025, *second quarter* refers to the three months ended June 30, 2025, *third quarter* refers to the three months ended September 30, 2025, *fourth quarter* refers to the three months ended December 31, 2025, *this year* refers to the twelve months ended December 31, 2025, and *last year* refers to the twelve months ended December 31, 2024. All results commentary is compared to the equivalent periods in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and Note 3 to our 2023 Annual Audited Consolidated Financial Statements. References to the MLSE Transaction are to our acquisition of Bell's indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see "MLSE Transaction"). References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see "Subsidiary Equity Investment").

To guide our sustainability and social impact reporting, we consider the standards and frameworks of the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB) Standards, the World Economic Forum (WEF), and the Greenhouse Gas (GHG) Protocol. Our 2025 sustainability and social impact reporting has been prepared taking guidance from the International Sustainability Standards Board's (ISSB) IFRS S1, *General Requirements for Disclosure of Sustainability-related Financial Information* and IFRS S2, *Climate-related Disclosures*. Our 2025 reporting has been prepared based on internal criteria with reference to GRI Standards and SASB Standards. None of the sustainability and social impact metrics presented in this MD&A include any impacts arising from MLSE and its operations. Our 2025 Climate Action Report includes further detail in respect of our climate disclosures.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2026 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
- typically includes words like *could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target,* and similar expressions;
- includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
- was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
- revenue;
- total service revenue;
- adjusted EBITDA;
- capital expenditures;
- cash income tax payments;
- free cash flow;
- dividend payments;
- the growth of new products and services;
- expected growth in subscribers and the services to which they subscribe;
- the cost of acquiring and retaining subscribers and deployment of new services;
- continued cost reductions and efficiency improvements;
- our debt leverage ratio and how we intend to manage that ratio;
- the value of our sports and other media assets;
- our intent to acquire the MLSE non-controlling interest, including the timing of any such acquisition;
- unlocking additional value from our sports and other media assets, including any monetization that may be implemented for that purpose and the related timing; and
- all other statements that are not historical facts.

Specific forward-looking information included in this MD&A includes, but is not limited to, information and statements under "Financial and Operating Guidance" relating to our 2026 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking information.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on a number of estimates, expectations, assumptions, and other factors, including, among others:
- general economic and industry conditions, including the effects of inflation;
- currency exchange rates and interest rates;
- product pricing levels and competitive intensity;
- subscriber growth;
- pricing, usage, and churn rates;
- changes in government regulation;
- technology and network deployment;
- availability of devices;
- timing of new product launches;
- content and equipment costs;
- the integration of acquisitions;
- industry structure and stability; and
- the assumptions listed under "Key underlying assumptions" in "Financial and Operating Guidance" below.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
- regulatory changes;
- technological changes;
- economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
- unanticipated changes in content or equipment costs;
- changing conditions in the entertainment, information, and communications industries;
- performance of our sports teams, including uncertainty as to their participation or success in their respective postseasons;
- sports-related work stoppages or cancellations and labour disputes;
- the integration of acquisitions;
- litigation and tax matters;
- the level of competitive intensity;
- the emergence of new opportunities;
- external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
- we may not proceed with, or complete, any acquisition of the MLSE non-controlling interest or other transaction for the purpose of unlocking additional value from our sports and other media assets, in each case within the anticipated timing or at all,

due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
- we may not be successful in unlocking additional value from our sports and other media assets;
- anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
- new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
- changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction; and
- the other risks outlined in "Risks and Uncertainties Affecting our Business".

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in this MD&A entitled "Regulation in our Industry", "Risk Management", and "Sustainability and Social Impact", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (about.rogers.com/investor-relations), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these websites and any other websites and any reports, including our 2025 Annual Report, 2025 Data Supplement, and 2025 Climate Action Report, referenced in this document does not constitute part of this MD&A except to the extent that information is expressly included (or incorporated) herein.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at about.rogers.com/investor-relations.

Executive Summary

ABOUT ROGERS

Rogers is Canada's communications, sports and entertainment company. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 25,000 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We are a strong national company investing in Canada and are committed to embedding sustainable practices in how we do business. We report our results of operations in three reportable segments. See "Understanding Our Business" for more information.

2025 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31		
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg
Consolidated			
Total revenue	**21,712**	20,604	5
Total service revenue [1]	**19,104**	18,066	6
Adjusted EBITDA [2]	**9,820**	9,617	2
Adjusted EBITDA margin [2]	**45.2%**	46.7%	(1.5 pts)
Net income	**6,906**	1,734	n/m
Net income attributable to RCI shareholders	**6,894**	1,734	n/m
Adjusted net income [2]	**2,720**	2,719	–
Adjusted net income attributable to RCI shareholders [2]	**2,721**	2,719	–
Basic earnings per share attributable to RCI shareholders	**$ 12.77**	$ 3.25	n/m
Adjusted basic earnings per share attributable to RCI shareholders [2]	**$ 5.04**	$ 5.09	(1)
Capital expenditures [3]	**3,707**	4,041	(8)
Cash provided by operating activities	**6,059**	5,680	7
Free cash flow [2]	**3,356**	3,045	10
Wireless			
Service revenue	**8,142**	8,108	–
Revenue	**10,715**	10,595	1
Adjusted EBITDA	**5,364**	5,312	1
Adjusted EBITDA margin [4]	**65.9%**	65.5%	0.4 pts
Cable			
Revenue	**7,868**	7,876	–
Adjusted EBITDA	**4,585**	4,518	1
Adjusted EBITDA margin	**58.3%**	57.4%	0.9 pts
Media			
Revenue	**3,288**	2,242	47
Adjusted EBITDA	**241**	88	174
Adjusted EBITDA margin	**7.3%**	3.9%	3.4 pts

n/m – not meaningful

[1] As defined. See "Key Performance Indicators".

[2] Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share attributable to RCI shareholders is a non-GAAP ratio. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic earnings per share) are non-GAAP financial measures. Free cash flow is a capital management measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

[3] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[4] Calculated using Wireless service revenue.

KEY PERFORMANCE INDICATORS

	As at or years ended December 31		
	2025	2024	Chg
Subscriber results (in thousands) [1]			
Wireless postpaid mobile phone net additions [2]	**145**	380	(235)
Wireless prepaid mobile phone net additions [2]	**100**	132	(32)
Wireless mobile phone subscribers [2]	**12,195**	11,874	321
Retail Internet net additions	**100**	111	(11)
Retail Internet subscribers [2]	**4,497**	4,273	224
Video net losses	**(114)**	(134)	20
Video subscribers [2]	**2,503**	2,617	(114)
Home Monitoring net additions	**20**	44	(24)
Home Monitoring subscribers	**153**	133	20
Home Phone net losses	**(118)**	(122)	4
Home Phone subscribers [2]	**1,389**	1,507	(118)
Customer relationships net additions	**51**	47	4
Total customer relationships [2]	**4,856**	4,683	173
Additional Wireless metrics [1]			
Postpaid mobile phone churn (monthly)	**1.11%**	1.21%	(0.10 pts)
Mobile phone ARPU (monthly) [1,3]	**$ 56.42**	$ 57.98	($1.56)
Additional Cable metrics [1]			
ARPA (monthly) [1,3]	**$136.30**	$140.12	($3.82)
Penetration	**46.2%**	45.9%	0.3 pts
Ratios			
Capital intensity [1,3]	**17.1%**	19.6%	(2.5 pts)
Dividend payout ratio of net income [1,3]	**15.7%**	61.8%	(46.1 pts)
Dividend payout ratio of free cash flow [1,3]	**32.2%**	35.2%	(3.0 pts)
Return on assets [1,3]	**7.7%**	2.4%	5.3 pts
Debt leverage ratio [3]	**4.0**	4.5	(0.5)
Pro forma debt leverage ratio [3]	**3.9**	n/a	n/a
Employee-related information			
Total active employees	**25,000**	24,000	1,000

[1] As defined. See "Key Performance Indicators".

[2] During 2024 and 2025, we adjusted our Wireless and Cable subscriber bases for various events. See "Wireless Subscriber Results" and "Cable Subscriber Results" for more information.

[3] Mobile phone ARPU, ARPA, capital intensity, dividend payout ratio of net income, dividend payout ratio of free cash flow, and return on assets are supplementary financial measures. Debt leverage ratio is a capital management measure. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for an explanation as to the composition of these measures.

FINANCIAL HIGHLIGHTS

REVENUE

Total revenue and total service revenue increased by 5% and 6% respectively this year as a result of revenue growth in Media.

Wireless service revenue was in line with the prior year. Wireless equipment revenue increased by 3% primarily as a result of higher device upgrades by existing customers, a continued shift in the product mix towards higher-value devices, and disciplined pricing in highly competitive selling periods, partially offset by a decrease in new subscribers purchasing devices due to lower gross additions.

Cable service revenue was in line with the prior year.

Media revenue increased by 47% this year primarily as a result of revenue from MLSE following the July 1 closing of the MLSE Transaction (as defined below), higher sports-related revenue due to the success of the 2024-2025 NHL season and higher Toronto Blue Jays revenue (including as a result of their postseason success), and higher advertising and subscriber revenue related to the launch at the beginning of 2025 of the Warner Bros. Discovery suite of channels.

ADJUSTED EBITDA

Consolidated adjusted EBITDA increased 2% this year and our adjusted EBITDA margin decreased by 150 basis points, primarily as a result of adjusted EBITDA growth in each of Media, Wireless, and Cable.

Wireless adjusted EBITDA increased 1% this year, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 65.9%, up 40 basis points.

Cable adjusted EBITDA increased 1% this year due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 58.3%, up 90 basis points.

Media adjusted EBITDA increased by 174% this year primarily due to the aforementioned revenue impacts and associated costs.

NET INCOME AND ADJUSTED NET INCOME

Net income increased by $5,172 million this year, primarily as a result of a $5 billion non-cash gain to recognize our existing interest in MLSE at fair value, which was required as a result of the MLSE Transaction. Adjusted net income was in line with the prior year. See "Review of Consolidated Performance" for more information.

CASH FLOW, AVAILABLE LIQUIDITY, AND RETURNS TO SHAREHOLDERS

We returned substantial cash to shareholders this year through the payment of $913 million in dividends. We also issued $165 million of Class B Non-Voting Shares through our dividend reinvestment plan (DRIP). In addition, we declared a $0.50 per share dividend on January 28, 2026.

Our cash provided by operating activities increased by 7% this year, primarily as a result of lower net investment in net operating assets and liabilities and higher adjusted EBITDA. Free cash flow increased 10% this year as a result of higher adjusted EBITDA and lower capital expenditures, partially offset by higher cash income taxes and distributions to non-controlling interests.

As a result of the MLSE Transaction closing this year, our pro forma debt leverage ratio[1] was 3.9 as at December 31, 2025. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio[1] as at December 31, 2025 was 4.0 (December 31, 2024 – 4.5). See "Financial Condition" for more information.

Our overall weighted average cost of borrowings was 4.78% as at December 31, 2025 (2024 – 4.61%) and our overall weighted average term to maturity on our debt was 8.6 years as at December 31, 2025 (2024 – 9.8 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

We ended the year with approximately $5.9 billion of available liquidity[1] (2024 – $4.8 billion), including $1.3 billion (2024 – $0.9 billion) in cash and cash equivalents and $4.5 billion (2024 – $3.9 billion) available under our bank and other credit facilities.

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[1] Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

MLSE Transaction

Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired a holding company that indirectly held Bell's effective 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see "Managing our Liquidity and Financial Resources" for more information). With the closing of the MLSE Transaction, we are the controlling shareholder of MLSE, with a 75% ownership interest. The holder (MLSE minority holder) of the 25% non-controlling interest in MLSE (MLSE non-controlling interest) has a right to require we purchase its interest beginning in July 2026 at an agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the MLSE non-controlling interest under the same terms, which we expect to exercise.

We remain committed to unlocking what we view as the significant unrecognized value in our world-class sports assets. Purchasing the MLSE non-controlling interest would be a key step in consolidating value in these assets. MLSE owns the *Toronto Maple Leafs* (NHL), *Toronto Raptors* (NBA), *Toronto FC* (MLS), the *Toronto Argonauts* (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses. The MLSE Transaction added significantly to our other sports assets, including the *Toronto Blue Jays*, *Rogers Centre*, and *Sportsnet*. As a result of acquiring a majority interest in MLSE, we commenced consolidating 100% of MLSE's financial results in our Media reportable segment effective July 1, 2025.

We are evaluating multiple options for transactions that could unlock additional value for our shareholders from our sports assets. We expect any such transaction would be implemented in connection with acquiring 100% ownership of MLSE. These options could include, among others, selling a minority interest in some or all of our sports and other media assets to one or more third-party investors or consolidating these assets in a separate company we take public. Neither of these transaction options, nor any combination or other potential options, is currently being prioritized. We anticipate our final choice of transaction could occur within the next 12 months (see "About Forward-Looking Information" for more information).

We have agreed to provide Bell the opportunity to renew its existing MLSE broadcast and sponsorship rights, including access to content rights for 50% of Toronto Maple Leafs regional games and 50% of Toronto Raptors games for which MLSE controls the rights, long-term at fair market value.

Subsidiary Equity Investment

On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion ($6.7 billion) equity investment (the "network transaction"). On June 20, 2025, the network transaction closed and we received US$4.85 billion ($6.7 billion) from Blackstone.

Under the terms of the network transaction, Blackstone acquired a non-controlling interest in Backhaul Network Services Inc. (BNSI), a new Canadian subsidiary of Rogers that owns a minor part of our wireless network. We maintain full operational control of our network and we include the financial results of BNSI in our consolidated financial statements. We used the net proceeds from the network transaction to repay debt, including the remaining $700 million outstanding under our term loan facility, $1.8 billion outstanding under our revolving credit facility, $1.1 billion and US$1.4 billion to pay the purchase price for our senior notes that we accepted for purchase pursuant to offers to purchase that expired on July 18, 2025 (see "Managing our Liquidity and Financial Resources" for more information), and US$700 million senior notes that matured in 2025.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

Blackstone holds a 49.9% equity interest (with a 20% voting interest) in BNSI and we hold a 50.1% equity interest (with an 80% voting interest). Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares. The Blackstone investment is recognized as equity in our consolidated financial statements.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Including the impact of the subsidiary equity derivatives (see "Financial Risk Management" for more information), the effective cost to Rogers is approximately 6.26% over the first five years. Except in certain circumstances, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone's investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI.

As a result of closing the network transaction, we made changes to certain non-GAAP measures and other specified financial measures in the second quarter (see "Non-GAAP and Other Financial Measures – Changes to specified financial measures", "Review of Consolidated Performance – Adjusted net income", and "Managing our Liquidity and Financial Resources – Free cash flow" for more information).

Understanding Our Business

Rogers is Canada's leading wireless, cable, and media company. We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

See "Delivering on our Priorities" for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following completion of the MLSE Transaction, MLSE. Effective July 2025, *Today's Shopping Choice* (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:
- established networks;
- extensive distribution;
- recognizable media content and programming;
- advertising;
- event and venue sponsorships;
- community investment, including Ted Rogers Scholarships and Rogers Youth Grants; and
- naming rights to some of Canada's landmark buildings, stadiums, and arenas.

We also own or utilize some of Canada's most recognized brands, including:
- the wireless brands of *Rogers*, *Fido*, and *chatr*;
- the residential brand of **Rogers Xfinity**;
- over 40 TV stations and specialty channels, including Sportsnet, *OMNI*, *Citytv*, *Bravo, Discovery*, *HGTV*, and *Food Network*, and more than 60 community television channels;

- 50 radio stations, including 98.1 *CHFI*, *680 News Radio*, *The Roz & Mocha Show*, and *STAR 95.9;*
- major league sports teams, such as the Toronto Blue Jays, the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
- an exclusive national agreement with the National Hockey League (NHL), which runs through the 2037-2038 season, as well as regional agreements, that allow us to deliver coverage of professional hockey in Canada; and
- Today's Shopping Choice, a premium online and TV shopping retailer.

PRODUCTS AND SERVICES

WIRELESS
We are the largest provider of wireless communication services in Canada as at December 31, 2025. We are a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network, serving over 2,800 communities as at December 31, 2025. Our wireless services are offered under the Rogers (postpaid), Fido (postpaid), and chatr (prepaid) brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:
- mobile high-speed Internet access, including our *Rogers 5G+* mobile plans;
- wireless voice and enhanced voice features;
- *Rogers Satellite,* a first-of-its-kind satellite-to-mobile service in Canada, to keep Canadians connected in areas where traditional cell coverage is not available;
- In-store Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
- direct device shipping to the customer's location of choice;
- device financing;
- device protection;
- global voice and data roaming, including *Roam Like Home* and *Fido Roam*, and Roam Like Home Travel Passes, allowing customers to travel between destinations and enjoy uninterrupted access to their domestic plan;
- wireless home phone;
- advanced wireless solutions for businesses, including wireless private network services;
- bridging landline phones with wireless phones; and
- machine-to-machine and Internet of Things (IoT) solutions.

CABLE
We are the largest cable service provider in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, Internet protocol-based (IP) television, applications, online viewing, phone, home monitoring, and advanced home WiFi services to consumers across Canada. We also provide services to businesses across Canada that aim to meet the increasing needs of today's critical business applications.

Our newest WiFi modem with WiFi 7, a technology that eases network congestion by simplifying network design and delivering increased performance with higher throughput and wider spectrum channels, allows us to offer new fibre-powered **Rogers Xfinity Internet** packages and bundles with up to 8 gigabit per second (Gbps) symmetrical speeds in select areas.

Internet services include:
- Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;
- access speeds of up to:
  - 500 Mbps on Rogers 5G Home Internet;
  - 1 Gbps, covering our entire Cable footprint; and
  - 2 Gbps and higher, covering the vast majority of our Cable footprint, with some areas able to receive access speeds of up to 8 Gbps symmetrical speeds;
- Rogers Xfinity unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage, cyberthreat protection, and options for self-installation;
- the **Rogers Xfinity** app, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage;
- enhanced whole-home WiFi coverage and premium support with **Rogers Xfinity Pro**;
- the ability to stay connected during power outages or network interruptions with **Rogers Xfinity Storm Ready WiFi**; and
- **Rogers Xfinity Self Protection**, offering services such as 24/7 video monitoring, seven-day cloud storage, security, automation, energy efficiency, smart control through a smartphone app, and the option to connect to local emergency services.

Television services include:
- local and network TV, made available through traditional digital or IP-based entertainment services with **Rogers Xfinity TV**, including content packages, à la carte channels, and the **StreamSaver** bundle (bundling Netflix, Disney+ and AppleTV);
- on-demand television with Rogers Xfinity TV services;
- cloud-based digital video recorders (DVRs) available with Rogers Xfinity TV services;
- voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, *Sportsnet NOW*, Amazon Prime Video, Disney+, and Apple TV+ on Rogers Xfinity TV and **Rogers Xfinity Streaming**;
- **Rogers Xfinity App TV**, combining over 40 linear channels with Netflix in a single package;
- Rogers Xfinity Streaming, an entertainment add-on for Rogers Xfinity Internet customers, giving them access to their favourite streaming services such as Netflix, Disney+, AppleTV, Paramount+, Amazon Prime Video, *Sportsnet+*, and more, all in one place;
- Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Rogers Xfinity TV app;
- linear and time-shifted programming;
- digital specialty channels;
- cloud gaming for Rogers Xfinity Streaming and App TV customers with Amazon Luna; and
- access to extra game content using SportsApp and 4K television programming, including regular season Toronto Blue Jays home games and select marquee NHL and National Basketball Association (NBA) games.

Phone services include:
- residential and small business local telephony service; and
- calling features such as voicemail, call waiting, and long distance.

Satellite services include:
- video and audio programming by satellite; our customers have access to over 350 high-definition video channels and thousands of on-demand, pay-per-view (PPV), and subscription movie and television titles; and
- flexibility with each of our current primary TV packages, which includes a base set of channels and tiered customization options depending on the size of the TV package.

Enterprise services include:
- voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;
- optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;
- simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
- extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
- specialized telecommunications technical consulting for Internet service providers (ISPs).

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada's only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays' home games, concerts, trade shows, and special events. We also have a controlling 75% ownership interest in MLSE (see "MLSE Transaction"), which owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena.

Our agreement with the NHL (NHL Agreement), which was extended this year to run through the 2037-2038 season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, personal computers, and other streaming devices. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game, the NHL 4 Nations Face-Off, and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

- Sportsnet's four regional stations along with *Sportsnet ONE*, *Sportsnet 360*, and *Sportsnet World*;
- the Citytv network, which, together with affiliated stations, has broadcast distribution to approximately 72% of Canadian individuals;
- OMNI multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers; and
- specialty channels that include Bravo, Discovery, Food Network, *FX* (Canada), *FXX* (Canada), and HGTV.

In Radio, we operate 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News Radio *(formerly* CityNews 680*), Sportsnet 590 The FAN*, *KiSS*, *JACK*, and *SONiC*.

We also offer a range of digital services and products, including:

- our digital sports-related assets, including sportsnet.ca and Sportsnet+;
- other digital assets, including *Citytv+*;
- a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses; and
- out-of-home advertising assets and partnerships allowing us to reach school campuses, bars and restaurants, elevators, salons, and spas, among others.

OTHER

We offer the *Rogers Red Mastercard,* the *Rogers Red World Elite Mastercard*, and the *Rogers Red World Legend Mastercard,* each of which allows customers to earn cash back rewards points on credit card spending and finance new wireless devices over up to 48 months at 0% interest.

We also operate Today's Shopping Choice, Canada's only nationally televised shopping channel, which generates a significant portion of its revenue from online sales.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

- our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets;
- a 46% ownership interest in Live Nation Ontario Concerts L.P., a corporation that presents, produces, and promotes music, comedy, family, and skating events in Ontario;
- a 37.5% ownership interest in York Bremner Developments Limited, a corporation that owns and operates Maple Leaf Square, a mixed-use real estate development in Toronto, Ontario; and
- a 33.75% ownership interest in York Bremner Hotel Leaseholds Limited, a corporation that owns and operates a boutique hotel located at Maple Leaf Square.

COMPETITION

The telecommunications industry is highly competitive, served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is capital intensive and requires meaningful, continual investments to implement next-generation technology in line with customer demand and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see "Regulation in our Industry" for more information).

Telephony and television services are increasingly offered over the Internet and consumers communicate, watch video, and otherwise interact with the broader world online, including with a growing selection of over-the-top (OTT) services. Services provided over low Earth orbit satellites (such as satellite broadband or satellite-to-mobile services) are growing in popularity and functionality, especially in areas where traditional networks do not reach.

In the media industry, consumer viewing habits have shifted towards digital and online media consumption and advertisers are increasingly directing their advertising dollars to those channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

- Wireless technology – Our 5G/5G+ network caters to customers seeking the increased capacity and speed it provides relative to long-term evolution (LTE) networks. We compete with BCE Inc. (Bell), TELUS Corporation (Telus), and Videotron at a national level, and with Saskatchewan Telecommunications Holding Corporation (SaskTel) and Eastlink Inc. (Eastlink) at a regional level, all of whom operate 5G networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi "hotspots" and mobile virtual network operators (MVNO).
- Product, branding, and pricing – we compete nationally with Bell, Telus, and Videotron, including their flanker brands Virgin Plus (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Fizz (Videotron). We also compete with various regional players and resellers.
- Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.
- Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless. Additionally, certain service providers that currently do not offer wireless products or services have purchased spectrum licences and could enter the market in the future.
- Spectrum – we currently have the largest spectrum position in the country, which is essential to the deployment of 5G/5G+ networks. The outcome of any spectrum auction may increase competition. See "Regulation in our Industry" for more information.

CABLE

Internet

We compete with other ISPs that offer fixed-connection residential high-speed Internet access services. Our high-speed Internet services compete directly with, among others:

- Internet services provided by Bell and Telus across Canada;
- various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable third-party Internet access (TPIA) services in local markets;
- smaller ISPs, such as Beanfield Metroconnect, Oxio, and Novus, in metropolitan areas; and
- providers offering low Earth orbit satellite Internet service, such as Starlink, primarily in underserved regions.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are:

- Western Canada – Bell, Telus, and Zayo;
- Ontario – Bell, Cogeco Data Services, Xplore, and Zayo;
- Quebec – Bell, Telus, and Videotron; and
- Atlantic Canada – Bell, Xplore, and Eastlink.

Television

We compete with:

- other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Telus, and other satellite and IPTV providers;
- OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content, which continue to grow in popularity;
- over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services; and
- other online content providers, including social media platforms and user-generated content providers.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

- Bell's wireline phone service in Ontario, Manitoba, New Brunswick, Nova Scotia, and Newfoundland;
- Telus' wireline phone services in British Columbia and Alberta;
- incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers and other VoIP-only service providers (such as Vonage, Microsoft Teams, and Zoom), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and
- substitution of wireline for wireless products, including mobile phones and wireless home phone products.

MEDIA

Competition in Sports Media and Entertainment includes other:

- televised and online sports broadcasters;
- professional sports teams, for players and fans and for merchandise sales revenue;
- local sporting and special event venues; and
- new digital sports media companies.

Television and Radio, both of which focus on local and regional content in addition to highly sought-after lifestyle and entertainment content, compete for audiences and advertisers with:

- other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
- OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content, which continue to grow in popularity;
- OTT radio offerings, such as iHeartRadio, Apple Music, Amazon Music, Spotify, SiriusXM, and Radioplayer Canada;
- other media, including newspapers, magazines, and outdoor advertising; and
- other technologies available on the Internet or through the cloud, such as social media platforms, user-generated content platforms, online web information services, digital assistants, music downloading, and portable media players.

Our digital media products compete for audiences and advertisers with:

- online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
- magazines, both digital and printed; and
- other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See "Risks and Uncertainties Affecting our Business" and "Regulation in our Industry" for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions. Canadian wireless providers have previously benefitted from growing immigration and continue to benefit from increasing device penetration in Canada, including through customers having multiple devices; however, current slowing population growth as a result of changes to government immigration policies is now leading to a less active market, resulting in lower gross and net additions.

Wireless providers continue to invest in the next generation of technologies, like 5G, to meet increasing data demands. New products and applications on the wireless network, such as wireless private networks, will continue to rely on ultra-reliable, low latency transport networks, capable of supporting both wireless and wireline traffic.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers offer device financing programs. In 2023, we expanded financing available to Rogers customers by introducing the Rogers Red Mastercard, which provides 3% cash back value for Rogers customers and allows consumers to finance up to the full cost of the device over a 36-month or 48-month term at 0% interest. We believe being able to finance devices over 36 or 48 months helps reduce churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend, along with ongoing elevated competitive intensity over the last several years, may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

CABLE TRENDS

Economic conditions, technology advancements, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is capital intensive, and a strong Internet offering is the backbone to effectively serving it. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) has continued with increased adoption of OTT services.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet, including consistently offering multi-gigabit download speeds, with certain plans offering symmetrical speeds of up to 8 Gbps in select areas, and Internet offerings with unlimited bandwidth. Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity Data Over Cable Service Interface Specifications (DOCSIS) 3.1 and fibre-to-the-home (FTTH) technologies and they are evolving their networks to be DOCSIS 4.0-capable. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach

consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Wireless home Internet, or Internet delivered using wireless cellular signals, is increasingly being offered by telecommunications companies in Canada. This technology allows carriers to provide home Internet services to customers who are (i) otherwise unable to be serviced by traditional wireline technologies or (ii) outside of a carrier's cable network footprint, thereby expanding the effective footprint of customers.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online/streaming, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This has caused a shift in focus to attract digital spending through investments in digital assets and advertising technology.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers; some of these aggregators have the financial resources to offer greater compensation to providers for their content, resulting in increased costs. Major streaming companies have also become major players in the pursuit of sports league broadcast rights, leading to larger headline broadcast agreements with major sports leagues, resulting in increasing revenue for our sports teams but also increased costs if we choose to pursue the same rights.

Sports teams are increasingly providing varied and enhanced fan experiences at their venues, including undertaking significant renovations to provide more high-end and premium experiences, such as premium clubs or restaurants, varied seating options, and gourmet food experiences.

Sports leagues are increasingly allowing teams to sell sponsorships for historically non-traditional assets (for example jersey patches in the MLB and the NBA, or helmet stickers in the NHL), providing additional opportunities for teams.

Corporate Overview

OUR STRATEGY FOR VALUE CREATION

KEY PERFORMANCE DRIVERS AND 2025 STRATEGIC HIGHLIGHTS

Build the biggest and best networks in the country
- Launched *Rogers Satellite*, a first of its kind satellite-to-mobile service to keep Canadians connected in areas where traditional cell coverage is not available.
- Recognized as Canada's most reliable 5G+ network by umlaut in June 2025.
- Recognized as Canada's most reliable Internet by Opensignal in August 2025.
- Commenced deployment of 5G Advanced network technology, a first in Canada.

Deliver easy to use, reliable products and services
- Launched WiFi 7 and delivered Canada's first home Internet backup solution for enhanced reliability.
- Brought Canadians more options as we work to provide the best entertainment experience, including **Rogers Xfinity StreamSaver** and Amazon Luna Cloud Gaming.
- Launched digital tools and technology to make it easier and faster for customers to get answers.
- Launched First Responders program with exclusive discounts and special offers to those who are critical in keeping our communities safe.

Be the first choice for Canadians
- More Canadians continued to choose Rogers Wireless and Internet over any other provider.
- Renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season.
- Reached an average audience of 10.9 million viewers during Game 7 of the World Series on *Sportsnet*—the most-watched Rogers broadcast ever.
- Finished the year rated No. 1 for flagship radio brands The Roz & Mocha Show, *Breakfast with Billie Jo*, 98.1 CHFI, *CHYM 96.7*, and STAR 95.9.

Be a strong national company investing in Canada
- Closed $6.7 billion subsidiary equity investment with leading institutional investors (network transaction).
- Became the majority owner of MLSE with a 75% controlling interest.
- Invested $3.7 billion in capital expenditures, the majority of which was in our networks.
- Raised a record $27 million to support children's charities in Alberta at the annual *Rogers Charity Classic*.

Be a growth leader in our industry
- Grew total service revenue by 6% and adjusted EBITDA by 2%.
- Generated strong free cash flow of $3,356 million, above initial guidance ranges, and cash flow from operating activities of $6,059 million.
- Achieved a pro forma debt leverage ratio of 3.9x, an improvement of 0.6x versus last year.

2026 OBJECTIVES

In 2025, we continued to execute with discipline and deliver industry-leading results. As part of our goal to be number one across our core businesses and to drive growth across our three growth pillars of wireless, cable, and sports, our five objectives for 2026 remain as follows, with updates to reflect how we will advance them:

Build the biggest and best networks in the country
Our networks power Canada's economy and our business is built on providing our customers with the best choice and most coverage in the country. We are focused on connecting more Canadians nationwide to Canada's most reliable 5G+ network and the country's only coast-to-coast Internet network. We are continuing our legacy of innovative firsts with the expansion of satellite-to-mobile technology to help Canadians stay safe and connected where traditional networks do not reach. Together, we are using these investments to deliver always-on connectivity and build a resilient Canada.

Deliver easy to use, reliable products and services
We believe delivering easy to use, reliable products and services is key to our growth strategy. This means designing products that are simple, creating plans that are easy to understand, and offering the best value proposition. This includes rolling out a suite of in-home services leveraging Comcast's world-class product and technology platform, offering the most value-packed wireless plans on Canada's best 5G+ network, and delivering the best business solutions.

Be the first choice for Canadians
To be Canadians' first choice, we are committed to delivering the best experiences and serving customers how and where they want. We will invest to grow our customer base and audiences by continuously improving the customer and viewing experience, including delivering digital-first customer service and delivering the best content and experiences. As Canada's communications, sports, and entertainment company, we will leverage our unique set of assets to offer customers exclusive access to the best sports and entertainment experiences.

Be a strong national company investing in Canada
Every year, as a proud Canadian company, we reinvest the vast majority of our profits back into our country to connect as many Canadians as possible and help build strong local communities. We are focused on creating a better future for young Canadians, including through our new impact program, Screen Break, to help families manage excessive screen time by youth.

Be a growth leader in our industry
To be number one, we are focused on operating efficiently and executing with discipline to drive revenue growth across our three pillars of growth, wireless, cable, and sports, and translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders.

VALUE CREATION MODEL

Our approach to creating value

As Canada's leading communications and entertainment company, we reach Canadians from coast-to-coast through our cable and wireless services, our news, sports programming and teams, and entertainment programs, and our award-winning credit card. We aim to connect Canadians where and when they want and aim to be number one in our core businesses. We are dedicated to advancing our purpose and ambition through our five corporate priorities, grounded by our foundational practices that are embedded in how we do business.

In 2023, we conducted an extensive stakeholder engagement exercise to identify our material sustainability and social impact topics and assess their impact to our business (see "Stakeholder Engagement" for more information). In 2024, as we streamlined our reporting and impact communication, we consolidated talent attraction, development, and diversity, equity, inclusion, and belonging (DEIB) under "engaged people". Our Indigenous and community relations topics have also been consolidated to emphasize overall socio-economic impact.

By aligning our material sustainability and social impact topics with our corporate priorities as below, we define how we create impact as an organization, including in the context of global sustainability commitments and goals. We will leverage our value creation model as a framework for how we assess, manage, and communicate corporate impact and performance.

CORPORATE STRATEGY

Purpose	Connect Canadians when and where they want				
Ambition	Be number one in our core businesses				
Foundational practices	We are committed to do our best for Canadians with honesty, integrity, and transparency, through:				
	Strong business ethics	Risk management	Leadership and accountability	Stakeholder engagement	Transparent reporting

VALUE CREATION

Corporate priorities	Build the biggest and best networks in the country	Deliver easy to use, reliable products and services	Be the first choice for Canadians	Be a strong national company investing in Canada	Be the growth leader in our industry
Material sustainability and social impact topics	Network leadership and resilience	Social impacts of products and services Product end-of-life management	Customer relationships Data privacy and security	Socio-economic investment Engaged people	Climate change mitigation and adaptation Safety, well-being, and labour relations
United Nations Sustainable Development Goals (UNSDGs)	SDG 9: Industry, innovation and infrastructure SDG 13: Climate action	SDG 12: Responsible consumption and production	SDG 9: Industry, innovation and infrastructure	SDG 5: Gender equity SDG 8: Decent work and economic growth	SDG 8: Decent work and economic growth SDG 12: Responsible consumption and production SDG 13: Climate action

STAKEHOLDER ENGAGEMENT

We are a national company with a strong legacy of investing in the future of Canada.

MATERIALITY ASSESSMENT

In 2023, we undertook an extensive stakeholder engagement exercise with both internal and external stakeholders to identify the topics they believe to be most important to our business, prioritized based on their perceptions of our ability to have an impact on each topic. To complete the materiality assessment, we completed three primary workstreams.

First, we engaged with key internal and external stakeholders through surveys, interviews, and sector insights reports to identify our most material sustainability and social impact topics across our value chain and time horizons. Stakeholder inputs were considered in terms of level of influence on our strategy and their readiness to engage with us. Stakeholders with whom we engaged included:

- the Board, our executives, and our employees;
- customers;
- shareholders;
- suppliers;
- Indigenous communities;
- government, regulatory, and industry groups; and
- non-governmental organizations and partners.

Second, we assessed the materiality and likelihood of actual and potential impacts for each material topic to prioritize amongst them, in line with our enterprise risk management framework.

Finally, we developed a materiality matrix that combined stakeholder sentiment with the perceived prioritization of material sustainability and social impact enablers to inform our management approach for each topic.

MATERIAL TOPICS

Supported by our foundational practices (see "Corporate Overview"), our four most material sustainability and social impact topics are:

- network leadership and resilience;
- customer relationships;
- data privacy and security; and
- climate change mitigation and adaptation.

Materiality matrix


Social impacts of products and services
Safety, well-being, and labour relations
DEIB
Socio-economic investment
Product end-of-life management
Network leadership and resilience
Data privacy and security
Climate change mitigation and adaptation
Customer relationships
Talent attraction and development
Importance to stakeholders
Business impact

By focusing our efforts on material topics, we aim to maximize value for our business, our shareholders, our communities, and all other stakeholders to which our operations are connected. We continue to manage the remaining topics through our established engagement processes and operations, all of which undergo regular review and enhancements, to help ensure stakeholder expectations are met and material sustainability and social impact topics are embedded within our business. Each topic and its importance to stakeholders and Rogers is summarized below.

Topic	Description
Network leadership and resilience	Improving our network speed, performance, and coverage enables us to reach more Canadians, connect more rural, remote, and Indigenous communities, diversify our products and services, and meet customer demands. While innovating, it is also critical to build network resilience to safeguard against the effects of extreme weather events, natural disasters, grid disruptions, and technical issues.
Customer relationships	Investing in customer experience improvements and expanding the number of digital and self-serve capability initiatives available to our customers allows us to lower customer wait and resolution times, making the customer experience convenient and cost-effective while also enabling our employees to focus their efforts where it is needed most.
Data privacy and security	Protecting the privacy of information shared by employees, customers, and partners, as well as safeguarding against threats to the security of their data, is a critical area of importance in maintaining trust.
Climate change mitigation and adaptation	Minimizing our impact on the climate through emissions reductions and energy efficiency, while also adapting to a changing climate, helps enable us to be resilient in the face of potential operational and supply chain disruptions and a changing regulatory environment, minimize damages to assets and infrastructure, and align with stakeholder values.
Talent attraction and development	Investing in our employees through talent training, coaching, feedback, and development programs helps increase our capacity for innovation while also building employee engagement and retention.
Diversity, equity, inclusion, and belonging	Fostering diversity, equity, inclusion, and belonging in our workforce is a catalyst that underpins employee engagement, attraction, retention, innovation, creativity, and productivity.
Social impact of products and services	Developing innovative business models and product and services that are aligned to the needs and values of Canadians helps enable us to ensure our business model not only connects Canadians when and where they want, but also generates positive impact and societal value for communities.
Safety, well-being, and labour relations	Safeguarding the physical and mental health and well-being of our employees, while also strengthening their rights and labour relations, is key to enabling our employees to thrive at work, thereby reducing turnover and minimizing downtime.
Indigenous, community, and socio-economic relations	Supporting the economic resilience and prosperity of equity-deserving communities and small businesses helps contribute to growth in key sectors and creates meaningful jobs for community members. We strive to be the "partner of choice" for local and Indigenous communities and youth, creating cultural relationships and enabling positive social impacts.
Product end-of-life management	Maintaining responsible material stewardship standards assists us in increasing efficiency, lowering our environmental impacts, and engaging stakeholders in digital solutions to transition towards a circular economy by providing cost-effective and convenient ways to upgrade and return used products.

CONTRIBUTING TO A GLOBAL FRAMEWORK

Rogers is committed to specific UNSDGs, including demonstrating our localized efforts towards these broader global goals, as outlined below.

SDG 5: Gender equality – We strive to promote and embed diversity, equity, inclusion, and belonging for our employees, our communities, and stakeholders across our value chain. We achieve this by providing learning and development programs for our employees and investing in scholarships and grants focused on equity-deserving youth, including women. See "Socio-Economic Investment" and "Engaged People" for more information.

SDG 8: Decent work and economic growth – We invest in communities and young Canadians by creating opportunities and valuable work in communications, innovation, and technology to achieve sustainable economic growth. We achieve this by employing 25,000 people and by investing in programs that support youth and vulnerable Canadians. See "Socio-Economic Investment" and "Engaged People" for more information.

SDG 9: Industry, innovation and infrastructure – We strive to develop resilient networks that support communities, businesses, and individuals, while innovating to provide products and services that enable better connections for Canadians. We achieve this by continually investing in our networks and partnerships as we strive to bring the best connectivity possible to Canadians. See "Network Leadership and Resilience" for more information.

SDG 12: Responsible consumption and production – We strive towards sustainable consumption and production by sourcing responsible products, optimizing material use, and diverting waste from landfills. We achieve this through robust waste management programs and supply chain management. See "Product End-of-Life Management" and "Procurement and Supplier Management" for more information.

SDG 13: Climate action – We are committed to combating climate change through our target of carbon net-zero, investing in energy efficiency and renewable energy, and conducting our business in an environmentally responsible manner. We achieve this through meaningful changes in our operations to drive efficiency and transition to the low carbon economy. See "Climate Change Mitigation and Adaptation" for more information.

GOVERNANCE AND RISK FRAMEWORK

Rogers is a family-founded, family-controlled company. We take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

The Board is currently made up of 14 directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value.

The Board is responsible for overseeing the conduct of business and affairs across the Company and supervising our management team in carrying out their responsibilities. In addition to the Rogers Business Conduct Policy, the Board has adopted the Directors Code of Conduct and Ethics.

The Board exercises its responsibilities through direct action and delegation to its eight standing committees, ensuring effective oversight and accountability: Audit and Risk, Corporate Governance, Executive, Finance, Human Resources, Nominating, Pension, and Sustainability and Social Impact.

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, we knowingly take certain risks to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cyber security) of our risk-taking activities are understood and are in line with our strategic objectives and company values. The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. See "Risk Management" for more information.

All employees must review and acknowledge their acceptance of the Rogers Business Conduct Policy annually. We have implemented several mandatory training programs to ensure employees understand unethical and corrupt behaviour, and how to avoid accidental privacy breaches. Employees who suspect any violation of applicable laws or regulations, or who have concerns about potential business, ethical, or financial misconduct, can anonymously submit a report via the STAR Hotline, our corporate whistleblower service.

Our Rogers Business Conduct Policy, robust compliance systems, and support for our people ensure that accountability, risk management, and controls are embedded at the right levels.

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2025 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges we had previously provided and our actual results and achievements for the selected full-year 2025 financial metrics.

(In millions of dollars, except percentages)	2024 Actual	2025 Guidance Ranges			2025 Actual		Achievement
Consolidated Guidance [1,2]							
Total service revenue	18,066	Increase of 3%	to	increase of 5%	19,104	6%	◆
Adjusted EBITDA	9,617	Increase of 0%	to	increase of 3%	9,820	2%	✓
Capital expenditures [3]	4,041	Approximately 3,700			3,707		✓
Free cash flow	3,045	3,200	to	3,300	3,356		◆

Missed X	Achieved ✓	Exceeded ◆

[1] The table outlines guidance ranges for selected full-year 2025 consolidated financial metrics provided in our January 30, 2025 earnings release and subsequently updated on July 23, 2025 and October 23, 2025. Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.

[2] Guidance ranges and actual results presented include the results of MLSE from and after closing the MLSE Transaction on July 1, 2025.

[3] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

2026 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2026, we expect similar growth rates in total service revenue and adjusted EBITDA as experienced in 2025 with capital efficiencies driving lower capital expenditures and continued strong free cash flow. In 2026, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2025 Actual	2026 Guidance Ranges [1]
Total service revenue	19,104	Increase of 3% to 5%
Adjusted EBITDA	9,820	Increase of 1% to 3%
Capital expenditures [2]	3,707	3,300 to 3,500
Free cash flow [3]	3,356	3,300 to 3,500

[1] Guidance ranges presented as percentages reflect percentage increases over full-year 2025 results.

[2] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[3] Effective January 1, 2026, we will revise our calculation of free cash flow to adjust for net cash settlements on our subsidiary equity derivatives related to ongoing distributions to non-controlling interests. We believe the revised calculation more closely reflects the economic substance of the network transaction and the subsidiary derivatives economically hedge the distributions. The 2025 impact is not meaningful.

The above table outlines guidance ranges for selected full-year 2026 consolidated financial metrics. These ranges take into consideration our current outlook and our 2025 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2026 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information", "Risks and Uncertainties Affecting our Business", the material assumptions listed below under "Key underlying assumptions", and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2026 guidance ranges presented in "2026 Full-Year Consolidated Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2026:

- continued competitive intensity in all segments in which we operate consistent with levels experienced in 2025;
- no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
- overall wireless market penetration in Canada continues to grow in 2026;
- continued net growth in wireless subscribers in the Canadian market;
- continued subscriber growth in retail Internet;
- declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
- in Media, continued growth in sports (including a full year of results for MLSE) and similar trends in 2026 as in 2025 in other traditional media businesses;
- no significant sports-related work stoppages or cancellations will occur;
- with respect to capital expenditures, we continue investing to (i) expand our 5G network and (ii) upgrade our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience;
- a substantial portion of our 2026 US dollar-denominated expenditures is hedged at an average exchange rate of $1.37/US$;
- key interest rates remain relatively stable throughout 2026; and
- we retain our investment-grade credit ratings.

Delivering on our Priorities

BUILD THE BIGGEST AND BEST NETWORKS IN THE COUNTRY

NETWORK LEADERSHIP AND RESILIENCE

We continually invest in our networks and technology to provide our customers with industry-leading connectivity. We have invested $70 billion in our networks over the last two decades, including over $3 billion in 2025, and our 5G network now reaches more than 2,800 communities across Canada.

As part of our investment, along with government partners, through the Eastern Ontario Regional Network (EORN), our 5G services are now available in more communities across Eastern Ontario, with 245 new towers and 311 tower upgrades completed since 2021.

Highlights for our networks in 2025 include:
- ranking as the most reliable 5G+ wireless network in Canada by umlaut in June;
- being awarded Canada's most consistent wireless network quality and most reliable experience by Opensignal in August;
- being awarded Canada's most reliable Internet by Opensignal in August 2025;
- creating additional dedicated capacity to increase speeds of our 5GHI offerings;
- launching Rogers Satellite, a first of its kind satellite-to-mobile service in Canada, including popular apps, to keep Canadians connected in areas where traditional cell coverage is not available;
- deploying 5G Advanced network technology, a first in Canada;
- launching the Connected Robotics Living Lab with the federal government to advance 5G and AI research;
- building an entirely new 5G+ in-building network system and antenna infrastructure to support 50,000 fans at Rogers Stadium;
- activating 5G service in more tunnels in the Toronto Transit Commission (TTC) subway system;
- completing nearly 100 new 5G cell towers across Eastern Ontario as part of the EORN Cell Gap Project;
- completing an undersea fibre line to bring our cable network to the Southern Gulf Islands in British Columbia; and
- carrying a record 7.5 terabytes of wireless and wireline data during the Toronto Blue Jays World Series run.

Wireless
We have one of the most extensive and advanced mobile broadband wireless networks in Canada, which:
- is the only national network in Canada fully owned by a single operator;
- was the first 5G network in Canada, reaching over 90% of the Canadian population in over 2,800 communities as at December 31, 2025 on our 5G network alone;
- was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2025 on our LTE network alone;

- is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including LTE and a growing number of 5G roaming operators;
- includes network sharing arrangements with two wireless operators that operate in urban and rural parts of Canada; and
- offers satellite-to-mobile coverage nationwide up to 58°N to ensure Canadians can stay connected in areas beyond the limits of traditional wireless networks.

We are continuously enhancing our IP service infrastructure for all our wireless and wireline services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

Our 5G/5G+ network currently uses a combination of the 600 MHz, 1900 MHz, 2500 MHz, 3500 MHz, 3800 MHz, and AWS spectrum bands, and is also aggregated with our LTE spectrum bands. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G/5G+ networks, and our network also supports 5G network slicing to provide customized services for particular applications and customers.

A number of future investments will be required to successfully operate and maintain our 5G/5G+ network, including, but not limited to:
- refarming spectrum currently used for 2G and 3G to be used for LTE and 5G/5G+;
- acquiring additional radio spectrum through government auctions and private sector transactions;
- densifying and expanding our wireless network with additional macro cells, small cells, and in-building systems; and
- purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

Significant spectrum position
Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:
- support the continual rapid growth in usage of broadband wireless data services;
- support the expansion and maintenance of our 5G/5G+ network; and
- introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2025 include:

Type of spectrum	Rogers licences	Who the licences support
600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
700 MHz	24 MHz in Canada's major geographic markets, covering 99.7% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.
850 MHz	25 MHz across Canada.	2G GSM, 3G HSPA, 4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
2500 MHz	40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavut and the Northwest Territories. Rogers also holds an additional 20 MHz TDD in key population areas in Quebec, Ontario, and British Columbia, and an additional 10 MHz in parts of rural British Columbia.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
3500 MHz	Between 60 MHz and 80 MHz in large population centres, except in Edmonton where Rogers holds 30 MHz. Rogers holds 20 MHz to 90 MHz in rural areas.	Mobile 5G / 5G+ subscribers; fixed wireless subscribers.
3800 MHz	Between 20 and 40 MHz in urban areas and 10 to 80 MHz in rural areas, for a combined 100 MHz total across 3500 and 3800 MHz in areas covering 99% of Canadians.	Mobile 5G / 5G+ subscribers; fixed wireless subscribers.

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports
2300 MHz	Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.	4G fixed wireless subscribers.
Various	Two network-sharing arrangements to enhance coverage and network capabilities: • with Bell MTS, which covers 98% of the population across Manitoba; and • with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.	2G GSM, 3.5G / 4G HSPA+, 4G LTE, 5G subscribers. 4G LTE subscribers.

Additionally, on February 6, 2026, Innovation, Science and Economic Development Canada announced we had won 30 spectrum licences in a residual spectrum licence auction, primarily in the 3800 MHz band, for a total cost of $84 million. We made the first payment of $17 million on February 20, 2026. Final payment of the $67 million remaining balance will be due on March 20, 2026.

Cable
Our expansive fibre and hybrid fibre-coaxial (HFC) cable network delivers services to homes and businesses across Canada. This transcontinental, facilities-based fibre-optic network with 118,000 kilometres of fibre optic cable is also used to service business customers, including government and other telecommunications service providers outside of our home markets. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes fibre, both access and metro, and long haul, optical transmission systems and IP routers in hubs and core sites. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, Chicago, Detroit, and Sarnia; from Toronto through Buffalo; from Saint John

to Boston; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada's largest markets, while also reaching key US markets for the exchange of data, video, and voice traffic.

Our network is designed and engineered for performance and redundancy and to allow for the simultaneous delivery of video, voice, and Internet. Diverse fibre paths that interconnect hubs provide redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to the core network through our multi-gigabit HFC and DOCSIS or ten gigabit symmetrical passive optical network (XGS-PON) access networks. We connect the HFC and PON nodes to the core network using fibre optic cable and from the home to the node using coaxial cable or fibre. Using 1.2GHz, 1 GHz, 860 MHz, and 750 MHz of cable spectrum for our HFC networks in Western Canada, Ontario, and Atlantic Canada, we deliver video, voice, and broadband services to our customers.

We continually invest in our network to augment capacity, enhance performance and resilience, reduce operating costs, and introduce new features and functionality, including to keep pace with evolving customer needs and demands. Our investments are focused on:
- modernizing our HFC network to 1.2 GHz and subsequently 1.8 GHz in preparation for DOCSIS 4.0 (as the technology becomes generally available), which allows us to:
  - expand cable spectrum capacity, delivering 2 Gbps download speeds and 200 Mbps upload speeds nationally today;
  - lay the foundation for future DOCSIS 4.0 upgrades, which will enable multi-gigabit download and upload speeds; and
  - enhance network performance, quality, and resilience with digital fibre optics and new intelligent and higher radio frequency amplifiers;
- HFC node segmentation to reduce the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber;
- increasing capacity per subscriber by enabling additional DOCSIS 3.1 downstream and upstream channels and preparing for the deployment of DOCSIS 4.0 that will support symmetrical Gbps speeds and lower latency;
- expanding our fibre network connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre and XGS-PON technology; and
- enhancing resilience by evolving our IP core and corporate data centre networks, adding equipment redundancy, and adding additional fibre paths to protect against simultaneous outages.

Fixed wireless access services and expanding our wireline footprint is a key priority for connecting all areas of Canada, including rural and underserved areas. We are actively investing in the expansion of our network in both Wireless and Cable to connect more Canadians and to expand our footprint. We are investing in the next generation of broadband wireless data networks, such as 5G/5G+ technologies, to support the growing data demand and new products and applications. This requires a strong network, capable of supporting both wireline and wireless data at low latencies to ensure new products and applications operate as intended.

We continue to invest in and improve our cable network services; for example, with technology to support multi-gigabit Internet speeds, Rogers Xfinity Internet and TV, Rogers 4K TV, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games and numerous NHL and NBA games.

Our voice telephony services are built on a robust, resilient, and scalable national core network providing service availability over a variety of access mediums, including DOCSIS, fibre, TPIA, and wireless. Our offerings provide an industry-leading, feature-rich set of capabilities enabling Rogers to service all addressable Canadian market segments from home phone to small and medium businesses to public sector to enterprise. Beyond the standard Class 4 and Class 5 telephony services, we provide bespoke solutions for customers leveraging advanced IP network and telephony routing capabilities to meet the most demanding availability and feature set needs. We have also established strategic partnerships that broaden our voice offerings to include solutions like Microsoft Teams Phone Mobile, Operator Connect, or Amazon Connect.

We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary network operation centres proactively monitor Rogers' networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

DELIVER EASY TO USE, RELIABLE PRODUCTS AND SERVICES

WIDESPREAD PRODUCT DISTRIBUTION
Wireless
We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:
- company-owned Rogers, Fido, and chatr retail stores;
- customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
- an extensive independent dealer network;
- major retail chains and convenience stores;
- other distribution channels, such as *WOW! mobile boutique*, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
- our contact centres; and
- outbound telemarketing.

Cable
We distribute our residential cable products through various channels, including:
- company-owned Rogers retail stores;
- an extensive independent dealer network;
- customer self-serve using rogers.com;
- our contact centres, outbound telemarketing, and door-to-door agents; and
- major retail chains.

Our sales team and third-party dealers and retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

First-class media content
We deliver highly sought-after sports content enhanced by the following initiatives:
- an exclusive national agreement with the National Hockey League (NHL), which runs through the 2037-2038 season, as well as regional agreements, that allow us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and other streaming devices;
- broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
- regional broadcasting rights for 50% of Toronto Maple Leafs and up to 50% of Toronto Raptors home games through our ownership of MLSE;
- Sportsnet+, an OTT sports service, offering 24/7 access to Sportsnet's TV content;
- the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
- an 11-year broadcasting agreement with the NBA, which runs through the 2025-2026 season, that allows us to deliver coverage of professional basketball in Canada across television, smartphones, tablets, and other streaming devices; and
- a long-term broadcast agreement with Ultimate Fighting Championship (UFC) for media rights that allows Sportsnet to stream live UFC events.

We deliver the most-watched lifestyle and entertainment content to Canadians on their platform of choice through multi-year deals with Warner Bros. Discovery and NBCUniversal, including:
- Warner Bros. Discovery's suite of English-language US lifestyle and factual brands, including HGTV, Food Network, and much more; and
- Bravo, featuring riveting unscripted programming, which includes new seasons of Bravo's hit franchise series.

SOCIAL IMPACTS OF PRODUCTS AND SERVICES
We are committed to developing innovative products and services that meet the needs of Canadians while generating positive impacts in our communities. Our responsible technology approach promotes the use of our technology to connect Canadians and is anchored on the following principles:
- promoting safety and security;
- protecting data privacy;
- preventing technology from being misused;
- enabling equitable access;
- respecting human rights and treating people fairly; and
- being open, transparent, and accountable.

In 2025, we launched Rogers Satellite, a new satellite-to-mobile service, expanding our coverage to over 5.4 million square kilometres in Canada and its territorial waters. We are the first wireless provider to offer this next generation technology to all

Canadians. By pairing our spectrum licences with satellite technology, Canadians can use their smartphone to stay connected and access text-to-911 in some of the most remote parts of Canada. Rogers Satellite also supports some of the most popular apps so customers can check weather, use mapping, and stay in touch using most modern smartphones where traditional cell coverage is not available. We also launched satellite-to-mobile for IoT businesses, another Canadian first, with real-world applications including fleet and asset tracking along remote highways and rail corridors and powering automated sensors for sectors like forestry and mining. As the technology advances, it will help transform Canadian businesses and governmental organizations.

We use our 5G technology as a catalyst for positive change and to drive the next generation of innovation. We make multi-million dollar investments in universities across Canada, such as the University of British Columbia and the University of Waterloo, to support research and innovation that will transform industries and enhance Canadians' lives. Through our partnerships, researchers are tackling issues like access to healthcare (for example, through a mixed reality tele-ultrasound system that turns a novice into a sonographer), sustainability, productivity in industries like mining, and resilience in critical infrastructure with 5G sensor technology. With the unprecedented impacts of climate change on communities across the country, we expanded our research to help Canadians, first responders, and governments in 2025. This includes research in flood risk modelling and AI-based optimization of microgrids.

Recognizing the unique challenges faced by remote Indigenous communities, we leverage our technology to improve access and public safety in these regions. We also work with various agencies to enhance public safety initiatives in both urban and rural areas, including partnering with law enforcement and emergency response organizations to develop advanced communications systems and deploy 5G-powered tools that aid in crime prevention and disaster response.

In early 2026, we launched Screen Break, a new, national program to help Canadian families address excessive screen use by youth. To help youth develop healthy screen habits, we are investing $50 million over five years into four program pillars:
- empowering parents and guardians with technology, tools, and resources to help manage screen time and guide screen time conversations;
- youth programming via partnerships with organizations like the YMCA to promote screen balance and active living;
- research and partnerships to support organizations addressing issues related to excessive screen time; and
- education and advocacy to inspire teens to rethink their relationships with their screens.

PRODUCT END-OF-LIFE MANAGEMENT
We have a duty to promote responsible material stewardship through sustainable procurement, increased product efficiencies, lower environmental impacts, and engaging customers in digital solutions to help us transition towards a sustainable circular economy. Across our supply chain, we seek opportunities to optimize the recycling and return processes, aiming to promote sustainable product production and responsible consumption.

Electronic recycling

In 2025, we achieved our goal of diverting 100% of collected electronic waste from landfill through a suite of return programs. To deliver this outcome, we facilitated the collection, treatment, recycling, and responsible disposal of electronic waste, prioritizing refurbishment and resale wherever feasible to maximize environmental benefits. This year, we diverted 4.65 million electronic devices and materials (over 4,800 metric tonnes) of various types of electronic waste of which 31% were recycled and 69% were resold.

BE THE FIRST CHOICE FOR CANADIANS

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible and putting customer experience at the centre of everything we do. We continuously enhance our processes, tools, and team capabilities with the goal of making every customer interaction simple, effective, and meaningful. This year, we remained dedicated to identifying and deploying process improvements to make the customer experience even better. We delivered over 320 process improvements based on customer feedback, including 174 to support improvements within our tools, limiting contact minutes and improving efficiency.

We have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

- live customer support handled by customer solution specialists;
- 24/7 customer support handled by virtual assistant tools that provide customers the option for live chat or scheduled callbacks;
- the implementation of Agent Assist, InfoAssist, and smart responses – AI-driven support tools to provide agents with faster, more accurate responses;
- Live Adjustments Support, an adjustment process that streamlines and automates approvals for crediting accounts and in turn reduces wait times;
- an innovative Integrated Voice Response (IVR) system that can take calls in English, French, Mandarin, and Cantonese;
- voice authentication technology across all Rogers and Fido contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;
- a range of digital and self-serve tools designed to address customer pain points, streamline processes, and make the most efficient use of time, through tools like device guides, quick pay, and tracking features, including:
  - the ability for Fido and Rogers customers to complete price plan changes, hardware upgrades, and other account updates online;
  - the ability for customers to install their Internet, TV, home phone, home monitoring equipment, and Rogers Xfinity Streaming products at their convenience, without the need for a technician visiting their residence;
  - *Rogers EnRoute*, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call; and
  - the ability for chatr customers to use SMS to easily review account information, balance details, and top up their account;

- Resolution Lobby, a self-guided flow that helps specialists resolve issues more efficiently and reduces ticket escalations;
  - an online travel hub, with answers to our customers' most common roaming questions; and
  - Digital Bill Inquiry, an online submission form for customers to request an inquiry into a billing charge, check the status of the inquiry, and receive a detailed explanation of the resolution;
- the "We Speak Your Language" program, allowing us to serve customers in over 100 languages at our retail stores;
- the *Rogers Assist* App, which allows our employees to act on behalf of their loved ones, their friends, or another customer expressing an ongoing concern with their service or an issue they have been unable to resolve, by submitting issues directly to a specialized Rogers Assist team;
- the "Resolve Your Concern" feature on our websites, providing customers an additional method to resolve their concerns by escalating their feedback to management with a committed response time of 24 hours;
- enhancing our payment experience with accessibility best practices and removing data charges for Video Relay Service, making the customer experience for hearing impaired customers more accessible;
- 24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
- the Rogers Xfinity app for all Rogers Xfinity customers, giving them ultimate control over their WiFi experience;
- Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
- Fido 5 Extra Hours, which grant Fido customers an additional five hours of data, per billing cycle, at no extra charge;
- a simple online bill, making it easier for customers to read and understand their monthly charges;
- Roam Like Home (including Travel Passes) and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
- Top Up as a Guest, which allows chatr customers to top up an account without signing in;
- *Advantage Mobility* and *Advantage Security*, business-grade solutions offered by Rogers for Business to support small- and medium-sized Canadian enterprises with reliable connectivity and network security;
- a *Premium Device Protection* program, including AppleCare services for Rogers and Fido customers, offering customers more protection and choice;
- In-store Pickup, a free service that allows customers to purchase a new device online or through a customer care agent and pick up it up the same day in-store;
- an online appointment booking tool, allowing customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time;
- 36-month and 48-month device financing through the Rogers Red Mastercard's equal payment plan, allowing Rogers customers to finance devices at 0% interest; and
- 5G/5G+ connectivity in the TTC subway system covering every station (and select tunnels) so our customers can continue to stream, make plans, share location, and more while on the go.

DATA PRIVACY AND SECURITY

Safeguarding the privacy of customer and employee personal information, network security, and promoting transparency are some of our top priorities. We make information about privacy and cybersecurity available to our customers online and our Privacy Policy is provided to all customers through our Service Agreements and Terms of Service. Our cybersecurity practices are continually measured against industry-leading frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework, which maintains a robust cybersecurity program and improves critical infrastructure. Where necessary, we make improvements to our practices as we strive to maintain our robust programs.

Data governance
Through the Audit and Risk Committee, the Board oversees both data security and privacy risks. Privacy issues are the responsibility of our Chief Privacy Officer, with executive oversight by our Chief Corporate Affairs Officer. Our Chief Technology Officer and our Chief Information and Cyber Security Officer each have executive responsibility over data security supported by technology, network resilience, and cybersecurity leaders.

We require our employees and third parties working for, or on behalf of, us to comply with applicable privacy laws and industry standards for cybersecurity. Every year, our employees complete mandatory privacy, cybersecurity, and Rogers Business Conduct Policy training courses, each of which highlights privacy and security responsibilities and practices, as applicable. We review and enhance content annually for these training programs and we regularly conduct simulated phishing exercises with our employees.

Industry groups
We participate in several industry groups, associations, and committees to promote the importance of privacy and cybersecurity, such as the:
- Canadian Security Telecommunications Advisory Committee;
- Canadian Marketing Association's Privacy and Data Committee;
- Canadian Telecommunications Association's Privacy and Security Committee;
- Canadian Anonymization Network; and
- International Association of Privacy Professionals Canadian Advisory Board.

Rogers Cybersecure Catalyst
Through our partnership with Toronto Metropolitan University and the Rogers Cybersecure Catalyst, we help support the Canadian cybersecurity ecosystem to strengthen the country's digital economy. Since its launch, the Catalyst has empowered over 7,000 individuals and 500 organizations across Canada through programs that include comprehensive training and certifications, innovative programming for start-ups and scale-ups, a first-of-its-kind cyber range, fellowship programs for academic and industry experts, and wide-ranging public education initiatives.

BE A STRONG, NATIONAL COMPANY INVESTING IN CANADA

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet and substantial available liquidity of $5.9 billion as at December 31, 2025. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP program, and long-term debt.

The following information is forward-looking and should be read in conjunction with "About Forward-Looking Information", "Financial and Operating Guidance", "Risks and Uncertainties Affecting our Business", and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

By June 2025, we had met our earlier stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of the April 2023 closing of the Shaw Transaction. Subsequently, as a result of closing the MLSE Transaction, our debt leverage ratio increased. We expect we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2026, funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, our historically strong access to capital markets, our intent to unlock value in our world-class sports assets (see "MLSE Transaction"), and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank facilities or debt issued. As disclosed in "Subsidiary Equity Investment", there is a contractual restriction on the transfer of cash between BNSI and other group entities. Further, the MLSE minority holder has certain protective rights related to the transfer of cash or other assets held by MLSE to Rogers. There are no other significant restrictions on the flow of funds between RCI and its subsidiary companies.

We intend to manage our debt leverage ratio through combined operational efficiencies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

We believe we can satisfy foreseeable additional funding requirements through cash provided by operating activities and additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI's Class B Non-Voting Shares are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 3.1 million shares in 2025. In addition,

RCI's Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2025, each share paid an annualized dividend of $2.00.

SOCIO-ECONOMIC INVESTMENT
Our social impact programs make a meaningful and measurable impact in communities across Canada. Working in partnership with registered charities, non-profit organizations, academic institutions, and Indigenous communities, we support programs that help meet community needs. We invite our employees to join us in making an impact and empower them through employee giving and volunteering programs.

In 2025, we drove community benefits across Canada of almost $200 million. This includes $114 million directly invested (through cash and in-kind support), or 1.5% of our pre-tax net income, and an additional $81 million enabled through the Rogers Charity Classic and *Jays Care Foundation*.

With a focus on investments in youth, building climate-resilient communities, and economically empowering newcomers and equity-deserving Canadians, we are dedicated to doing our part. Some of the highlights of our impact this year include:
- supporting over 100,000 youth furthest away from opportunities via educational and employment programs through Rogers Youth Grants;
- delivering corporate Canada's largest scholarship program;
- planting 100,000 trees in burn zones, in partnership with Tree Canada, to help better protect our forests in the future;
- launching a *First Responders Program* with exclusive discounts and special offers to those who are critical in keeping our communities safe;
- continuing to deliver *Connected for Success*, a program to provide more affordable and accessible Internet and wireless services available to over 2.5 million eligible low-income Canadians;
- enabling Jays Care Foundation programming across Canada from which over 78,000 children and youth benefited;
- supporting thousands more youth across Alberta through $26.6 million raised by the annual Rogers Charity Classic; and
- supporting Canada's independent film and television producers through contributions to the Rogers Group of Funds.

We continue our commitment to engage meaningfully with Indigenous Peoples and communities, enhancing connectivity, strengthening cultural understanding, and supporting the growth of Indigenous businesses and individuals. These efforts contribute to lasting progress and reconciliation in Canada. This year, we:
- expanded connectivity solutions for Indigenous communities through fibre, wireless, fixed wireless, satellite, and satellite-to-mobile technology;
- supported Indigenous-owned ISPs and completed major broadband projects, including the Chippewas of Rama connectivity initiative;
- continued revenue-sharing broadband partnerships (such as Eskasoni Communications and Seaside Cable) and maintained tax-exempt billing and preferred pricing for Indigenous customers;
- strengthened cultural relationships through national outreach, powwow participation, youth sports programs, and Indigenous-focused conferences;

- launched our 5th Downie-Wenjack Legacy Space and expanded the National Indigenous Journalism Team to amplify Indigenous voices;
- promoted education and youth development through Rogers Youth Grants, Jays Care Foundation partnerships, and collaboration with the First Nations Technical Institute;
- maintained corporate leadership through participation in the Canadian Council for Indigenous Business and the Corporate Indigenous Relations Committee;
- advanced internal reconciliation and learning through the Indigenous Peoples Network, recognition of significant dates, and education on MMIWG2S+ issues; and
- upheld environmental collaboration through projects like the Eastern Ontario Regional Network project designed in partnership with 4 Directions of Conservation.

ENGAGED PEOPLE
For our team of approximately 25,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:
- engaging employees and building high-performing teams through various initiatives;
- aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
- maintaining our commitment to diversity and inclusion, including through mandatory training for all employees on accessibility and Indigenous cultural awareness; and
- providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

Engaging our employees
When people feel connected, engaged, and supported, it strengthens our ability to serve our customers and shareholders while supporting the broader community as ambassadors of Rogers. In 2025, we continued our Employee Listening Program, providing data-driven insights on top strengths and opportunities for employee engagement. We survey our employees quarterly to measure five key aspects of the employee experience: clarity of their role, their confidence in our Executive Leadership Team, their perceived support from their manager, their sense of inclusion and belonging, and their likelihood of recommending our products and services. In 2025, 86% of employees said they had the support they need to be successful and they are comfortable being themselves within their teams.

Attracting and retaining top talent
We are focused on building a strong, inclusive, and diverse team that reflects the communities and customers we serve by providing competitive, equitable total compensation that considers experience, responsibility, and local market conditions. We also embed short- and long-term success into our compensation practices. Our total rewards programs include monetary compensation, various health-related benefits, and wealth accumulation programs. We remain committed to supporting employees through every stage of life, including maternity, adoption, and surrogacy benefits, as well as child and elder care services.

Our recruitment practices are designed to ensure a structured, fair, and respectful evaluation process. This includes applying our Indigenous Peoples validation framework and using consistent, structured interview assessments throughout each stage of the hiring cycle. In 2025, we hired more than 2,700 new employees, both permanent and temporary, and achieved 44% internal talent mobility.

At Rogers, we believe our employees are our strongest brand ambassadors. Through our Employee Discount Program, team members can subscribe to our products and services at exclusive discounted rates, helping deepen engagement and build pride in the work we do. We also continue to recognize excellence across the organization through the Ted Rogers Awards Program, where up to 100 top performers are honoured annually by our Executive Leadership Team for demonstrating our values and delivering outstanding results for our customers, business, and communities.

Together, these programs reflect our ongoing commitment to fostering a workplace where employees feel valued, supported, and proud to contribute to our shared success.

Committing to diversity and inclusion
In 2025, we concluded our five-year DEIB strategy that embedded a DEIB lens across our business and advanced representation, inclusion, and accessibility. Building on this progress, we focused on preparing for the launch of our next five-year strategy, *Journey to 2030*, which will officially begin in 2026. This new strategy is designed to drive meaningful change for equity-deserving groups through actions tied to our strategic pillars of People, Customer, and Community. To set the stage for Journey to 2030, we:
- developed a framework for tailored DEIB plans across 12 business units, with clear commitments and measurable actions;
- defined governance by assigning executive sponsors, business leads, and HR leads in each business unit to ensure accountability; and
- established quarterly forums to share progress and best practices, fostering transparency and collaboration.

We continued to amplify leadership accountability through Diversity Dashboards, providing leaders with insights into team diversity data to inform actions toward representation goals. Key initiatives in 2025 included:
- publishing our second Accessible Canada Act progress report communicating how we have increased accessibility for our customers and employees;
- hosting a hybrid DEIB Summit for diversity group members, executive leadership, business unit leaders, and strategic partners to celebrate enterprise leadership, build capability, and align next-year priorities;
- partnering with OCAD University to deliver a three-part, six-hour Inclusive Design Workshop series providing actionable strategies and tools;
- launching the Leadership Learning Series, combining self-assessment and online courses for new and aspiring leaders and embedding inclusive leadership principles;
- launching a Black History and Cultural Awareness learning series for all employees, covering the Black Canadian experience from historical injustices to present-day challenges and progress, with an 85% completion rate;
- delivering a six-month Accelerated Development Program to support 25 women senior managers' careers – six of whom have since been promoted to director roles;

- updating our Self-Identification Questionnaire to align with new labour board standards and include neurodiversity;
- strengthening accessibility across customer and employee experiences, including the launch of Web Remote to improve assistive-technology compatibility and usability;
- enabling the Pronouns feature in Microsoft Teams to foster inclusive communication whereby people are addressed according to their pronouns;
- introduced Name Pronunciation in Microsoft Office to foster respect and belonging;
- received external recognition of three Rogers leaders with national honours for workplace inclusion: Action in Diversity & Inclusion (Canadian in-House Counsel Celebration), Diversity & Inclusion Leader of the Year (Catalyst Inc.), and Leader of the Year (Women in Communications and Technology); and
- celebrating the Pride Season by participating in 13 parades and festivities nationwide alongside employees, customers, and communities.

Creating a safe, inclusive, and future-ready workplace
In 2025, we continued to strengthen our commitment to building a workplace where safety, collaboration, and agility thrive. We designed impactful learning experiences for equity-deserving groups and advanced a culture of inclusivity and belonging across the organization. Our focus extended to developing targeted leadership programs and immersive workshops that empower employees to lead with confidence and drive organizational success. At the same time, we prioritized building specialized technical capabilities, enhancing business readiness, and mitigating security risks, all while keeping employee safety at the forefront. These efforts ensure our teams are equipped with the tools, knowledge, and confidence to excel in an ever-evolving workplace. In 2025, we invested $19 million in training and development, laying the foundation for these transformative initiatives.

BE THE GROWTH LEADER IN OUR INDUSTRY

CLIMATE CHANGE MITIGATION AND ADAPTATION
We remain committed to minimizing our contribution to climate change and biodiversity loss by managing our energy and associated carbon emissions through targeted investments and operational efficiency initiatives to enable a low-carbon transition. Our Climate Change Steering Committee provides strategic leadership and governs the implementation of our emission reduction efforts. To strengthen our climate-related disclosures and better monitor the impacts of our efforts, we advanced our tracking this year to more fully capture annual energy and emissions reductions.

Further, to help strengthen our understanding of climate-related risks and opportunities, we completed a formal Climate Risk Scenario Analysis. This assessment evaluated the potential impacts of physical and transition climate risks across multiple scenarios. The results will inform our strategic planning, guide future investment decisions, and enhance our risk management practices. By factoring climate risks into our long-term planning, we are strengthening our operations and staying prepared for both current and future severe weather events. See our 2025 Climate Action Report on our website for more information about our climate change commitment, action plan, and results.

Our commitment and action plan

Building on the progress achieved toward our previous target of reducing Scope 1 and Scope 2 emissions by 25% from a 2011 baseline, we strengthened our climate commitment in 2024 by becoming the first national carrier in Canada to have approved science-based net-zero targets published by the Science Based Targets Initiative (SBTi).

Our current long-term net-zero targets are to reduce absolute Scope 1, 2, and 3 greenhouse gas (GHG) emissions to net-zero by 2050 compared to 2019. In the short-term, we aim to reduce absolute market-based Scope 1 and 2 GHG emissions by 50.2% by 2030 compared to 2019. We are also targeting to have 80% of our suppliers by spend set their own science-based targets by 2029.

In pursuit of our net-zero targets, we have reduced our combined Scope 1, 2, and 3 GHG emissions by 29% since 2019 and by 9% from 2024. Against our 2030 goals, we continue to make strong progress, achieving a 21% reduction in our market-based Scope 1 and 2 GHG emissions, including a 2% decrease year over year. Accounting for business growth, our market-based emissions intensity, measured in tonnes of carbon dioxide equivalent per petabyte of network traffic (tCO2e/PB), decreased by 12% compared to last year (71% decrease from 2019). Collectively, these annual reductions were driven primarily by lower electricity consumption in our owned buildings, favourable declines in electricity grid emission factors in Alberta, New Brunswick, and Nova Scotia, and decarbonization efforts (see below). Specific to our applicable Scope 3 emissions, which account for 91% of our total footprint, our 2025 results reflect a decrease of 30% since 2019 (a 9% decrease from 2024).

To support our science-based targets, meet stakeholder expectations, and manage our climate risks and opportunities, we have established four carbon net-zero focus areas that guide our actions and investments:

1. improving energy efficiency across our business;
2. continuing the transition of our fleet to electric, plug-in hybrid, and hybrid vehicles where operationally feasible, building on progress to date;
3. expanding our use of renewable energy; and
4. integrating climate-related considerations, including suppliers' publicly stated low-carbon commitments and science-based targets, into our procurement governance and purchasing decisions over time.

Annually, we conduct a comprehensive analysis of our GHG emissions to measure our Scope 1, 2, and relevant Scope 3 GHG emissions to give us a clear understanding of our emissions profile and performance, provide insights that guide our strategic planning, and assist in prioritizing our emissions-reduction efforts aligned with our long-term net-zero pathway.

Energy efficiency

Many of our facilities support energy-intensive broadcasting, production, and television and radio network operations, alongside the continued expansion of our wireless and cable networks across Canada. These activities require significant and reliable power, making energy optimization essential to the long-term success, resilience, and sustainability of our business. To address this, we are prioritizing energy efficiency across our operations as a primary focus towards our emissions-reduction strategy.

In 2025, we consumed 5.9 million gigajoules (GJ) of energy, representing a 3% reduction from 2024. When accounting for continued network growth, our energy use intensity, measured in GJ per petabyte of network traffic (GJ/PB), improved significantly, decreasing by 13%. Compared to 2024, our electricity use (representing 90% of our total energy use) declined by 2% and we saw an 8% reduction in natural gas use (representing 5% of our total energy use). Compared to 2019, our energy use increased by 7%, while our energy use intensity decreased by 60%.

Through our decarbonization efforts in 2025, we have achieved reductions of approximately 61 million kWh in energy and 5,300 tonnes of associated GHG emissions. This includes energy-efficiency upgrades across our buildings, decommissioning of legacy equipment, cooling optimization projects across Cable, and implementation of energy efficient Ericsson radio equipment.

Fleet electrification

Our vehicle fleet accounts for 49% of our Scope 1 GHG emissions. To address this, we are committed to maximizing fleet efficiency and accelerating our transition to electric, hybrid, and plug-in hybrid vehicles, while remaining responsive to market conditions. In 2025, we deployed 89 advanced vehicles, resulting in fuel savings of 89,975 litres and an emissions reduction of 209 tonnes. Today, our fleet includes 287 hybrid, plug-in hybrid, and electric vehicles. For our fuel-consuming vehicles, we leverage telematics to optimize performance, enhance efficiency, and retire aging, underperforming vehicles in favour of high-efficiency alternatives.

Renewable energy

Transitioning to renewable energy is critical to reaching net-zero. Our approach is designed to strengthen long-term energy resilience and remain aligned with evolving electricity markets across Canada. We are also investing in renewable electricity solutions that reduce our electricity use and our reliance on fossil fuel backup power. This strategy combines on-site renewable energy generation that delivers direct and measurable emissions reductions, long-term contractual renewable sourcing through our virtual power purchase agreement (VPPA), and ongoing monitoring of provincial electricity grid emissions intensity, to help direct capital allocation, energy efficiency investments, and risk mitigation actions. The VPPA is a derivative instrument; see "Financial Risk Management" for more information.

In 2025, we advanced our transition to renewable energy through our VPPA, securing the environmental attributes of approximately 58,000 MWh annually, representing 38% of the facility's generation, and an estimated 29,000 tonnes of GHG emissions avoided over the life of the agreement. We continue to operate small scale renewable energy projects across several transmission towers in Northern Ontario, Alberta, and Saskatchewan. In 2025, we launched a solar pilot program utilizing transmission site ice guard rooftops to offset grid electricity use, with a larger proof of concept planned for 2026 to evaluate scalability across eligible wireless sites.

Supply chain engagement

We continue to strengthen how sustainability is embedded across our value chain. As we advance our net-zero strategy, we are enhancing expectations for responsible sourcing, increasing visibility into supplier performance, and identifying opportunities to collaborate on emissions reductions and operational efficiencies. In 2025, we strengthened SSI integration across sourcing and governance by enhancing supplier oversight and embedding stronger sustainability criteria into our procurement processes. We increased SSI weighting within our sourcing templates to prioritize suppliers with public emissions-reduction commitments. Our Supplier Code of Conduct requires suppliers to implement programs that reduce environmental impacts, including cutting carbon emissions through science-based targets, improving energy efficiency, and other environmental criteria.

SAFETY, WELL-BEING, AND LABOUR RELATIONS

Through navigating change, empowering safety leadership, elevating emergency readiness, and promoting well-being, we are helping our employees remain safe, healthy, and resilient. We follow all applicable labour laws in Canada.

Enhancing safety management

We are committed to the health and safety of our employees and contractors and preventing injury and illness. In 2025, we completed an external audit validating the Certificate of Recognition for our health and safety program in our Western Canada field operations team. We also undertook internal audits to identify opportunities for improvement, implement corrective actions, and strengthen field safety. In 2025, we continued to enhance our contractor safety management program, including a new robust pre-qualification process. We continue to provide extensive safety training for our frontline staff, delivered in a variety of formats, whether instructor-led, interactive web-based, field-level practical training, virtual reality, or using other tools.

To ensure our locations are prepared for emergencies, additional employees were trained in first aid and automated external defibrillators (AEDs) were installed. Further, all buildings and fleet vehicles continue to be equipped with first aid kits. We have added new technology-based tools to conduct inspections, deliver training, and provide chemical safety information and learning resources.

Supporting well-being

Focusing on our pillars of mental, physical, social, and financial health, we have made well-being a clear organizational priority and we are committed to embedding a holistic strategy to support our people leaders and employees with a dedicated team to continue momentum. Our approach aims to ensure employees and their families have access to best-in-class programs, resources, tools, and benefits designed to foster overall well-being. In 2025, we expanded our efforts with several key initiatives, including:
- hosting nationwide wellness talks, delivering engaging sessions for employees focused on promoting mental and physical health awareness and practical strategies for well-being;
- acknowledging wealth and well-being month in October, during which we hosted onsite fairs and educational sessions, creating opportunities for employees to learn about financial, mental, and physical health, and the benefits and resources available through Rogers;
- launching a new Total Rewards platform, a centralized webpage consolidating our health and well-being offerings, making it easier for employees to access programs and benefits; and
- supporting our customer care team through mental health training for people leaders, developing a Manager Mental

Health Toolkit, and creating videos for employees on stress relief and de-escalation techniques.

Our comprehensive well-being offerings include:
- mental health support, including an employee and family assistance program in partnership with Homewood Health, and generous mental health coverage for all employees;
- physical health programs, including continued access to Maple Virtual Health, in-person gym services, and initiatives to raise awareness of corporate health programs;
- inclusive healthcare benefits, including adoption and surrogacy benefits and wellness credits for all employees; and
- financial benefits, including opportunities to participate in our pension plan and employee share accumulation plan (ESAP), group registered retirement savings plan (RRSP), and group tax-free savings account (TFSA) programs with elements of employer matching for contributions made by employees.

Through these initiatives, we remain committed to creating a workplace where every employee can thrive mentally, physically, socially, and financially.

PROCUREMENT AND SUPPLIER MANAGEMENT

In 2025, our Procurement and Supply Chain team advanced responsible sourcing by further embedding SSI rigour into our sourcing practices and governance frameworks. Building on prior enhancements to our Supplier Code of Conduct and Ethical Procurement Practices (EPP) survey, we strengthened compliance expectations and increased transparency across our global supplier base.

Our Supplier Code of Conduct outlines the ethical conduct, anti-bribery practices, labour standards, and environmental, health, and safety management we expect from our partners. It prohibits forced and child labour, mandates adherence to wage and workweek regulations, and aligns with international human rights standards, including the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights. These principles continue to guide our approach to identifying and mitigating human rights risks across our supply chain. To support this work, we conduct annual EPP survey monitoring, hold regular business reviews, and leverage a dedicated third-party risk monitoring tool.

In 2025, we strengthened SSI responsible sourcing criteria within our templates, introducing preferential scoring for suppliers that demonstrate public emissions-reduction commitments and maintain diverse and inclusive supply chains. We also updated the EPP survey for 2026 with (i) North American Industry Classification System (NAICS) mapping and corrective action protocols, (ii) engaged Tier 1 suppliers on per- and polyfluoroalkyl substances (PFAS), the Federal Plastics Registry (FPR), and Modern Slavery requirements, and (iii) deployed a third-party risk monitoring platform with dashboards enabling real-time visibility into SSI-related risks. These metrics were embedded into contracts and supplier scorecards to reinforce accountability and support our multi-year strategy to improve Scope 3 data quality and meet evolving regulatory expectations. This includes our goal for 80% of suppliers (by spend) to commit to emissions reductions and SBTi targets by 2029.

In 2025, we partnered with suppliers in 47 countries, with approximately 90% headquartered in Canada and 8% in the United States. We continued to prioritize removing procurement barriers for diverse and small-to-medium enterprise suppliers, engaging directly with 187 certified diverse suppliers and investing $190 million in their products and services. To further build capacity and strengthen supplier relationships, we launched the Diverse Supplier Mentorship Program, which connects diverse suppliers with our business units and provides guidance on risk mitigation, scaling operations, and developing strong capability statements, pitch materials, and RFx responses for national organizations.

To reinforce procurement expectations and embed SSI principles into day-to-day practices, we delivered targeted training in 2025, including a company-wide module, *Your Role When Working with Suppliers*, to raise awareness of procurement policies, ethical sourcing obligations, and employee responsibilities when engaging with suppliers. For Procurement team members, we introduced micro-trainings and information sessions focused on modern slavery risk identification, diversity and inclusion, policy and contract language updates, and Supplier Code of Conduct compliance. These sessions were supported by practical guidance on risk monitoring tools and corrective action protocols to ensure teams are equipped to uphold Rogers standards and regulatory obligations.

Through these initiatives, we continue to strengthen socially responsible sourcing and climate leadership. By embedding SSI principles into procurement policies, contract language, and governance frameworks, and reinforcing these expectations through our Supplier Code of Conduct and targeted training, we enhance accountability across our supply chain. These actions support our commitment to managing human rights and environmental risks, promoting transparency, and enabling opportunities for diverse suppliers. Together, they help build long-term resilience and sustainable value as we advance toward our Scope 3 and supplier diversity objectives.

2025 Financial Results

See "Accounting Policies" in this MD&A and the notes to our 2025 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See "Key Performance Indicators" and "Non-GAAP and Other Financial Measures" for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31		
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg
Revenue			
Wireless	10,715	10,595	1
Cable	7,868	7,876	–
Media	3,288	2,242	47
Corporate items and intercompany eliminations	(159)	(109)	46
Revenue	21,712	20,604	5
Total service revenue [1]	19,104	18,066	6
Adjusted EBITDA			
Wireless	5,364	5,312	1
Cable	4,585	4,518	1
Media	241	88	174
Corporate items and intercompany eliminations	(370)	(301)	23
Adjusted EBITDA	9,820	9,617	2
Adjusted EBITDA margin	45.2%	46.7%	(1.5 pts)
Net income	6,906	1,734	n/m
Net income attributable to RCI shareholders	6,894	1,734	n/m
Earnings per share attributable to RCI shareholders:			
Basic	$ 12.77	$ 3.25	n/m
Diluted	$ 12.74	$ 3.20	n/m
Adjusted net income [2]	2,720	2,719	–
Adjusted net income attributable to RCI shareholders [2]	2,721	2,719	–
Adjusted earnings per share attributable to RCI shareholders [2]:			
Basic	$ 5.04	$ 5.09	(1)
Diluted	$ 5.02	$ 5.04	–
Capital expenditures	3,707	4,041	(8)
Cash provided by operating activities	6,059	5,680	7
Free cash flow	3,356	3,045	10

[1] As defined. See "Key Performance Indicators".

[2] Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic and adjusted diluted earnings per share) are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

WIRELESS

ROGERS IS CANADA'S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2025, we had:
- approximately 12.2 million wireless mobile phone subscribers; and
- approximately one-third subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	**2025**	2024	% Chg
Revenue			
Service revenue	**8,030**	8,041	–
Equipment revenue	**2,573**	2,487	3
Revenue from external customers	**10,603**	10,528	1
Service revenue from internal customers	**112**	67	67
Revenue	**10,715**	10,595	1
Operating expenses			
Cost of equipment	**2,469**	2,489	(1)
Other operating expenses	**2,882**	2,794	3
Operating expenses	**5,351**	5,283	1
Adjusted EBITDA	**5,364**	5,312	1
Adjusted EBITDA margin [1]	**65.9%**	65.5%	0.4 pts
Capital expenditures	**1,471**	1,596	(8)

[1] Calculated using service revenue.

WIRELESS SUBSCRIBER RESULTS [1]

	Years ended December 31		
(In thousands, except churn and mobile phone ARPU)	**2025**	2024	Chg
Postpaid mobile phone			
Gross additions	**1,591**	1,914	(323)
Net additions	**145**	380	(235)
Total postpaid mobile phone subscribers [2,3]	**10,995**	10,768	227
Churn (monthly)	**1.11%**	1.21%	(0.10 pts)
Prepaid mobile phone [2,3]			
Gross additions	**509**	534	(25)
Net additions	**100**	132	(32)
Total prepaid mobile phone subscribers [2,3]	**1,200**	1,106	94
Churn (monthly)	**2.99%**	3.17%	(0.18 pts)
Mobile phone ARPU (monthly) [4]	**$ 56.42**	$ 57.98	($1.56)

[1] Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
[2] As at end of period.
[3] Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business. This year, 14,000 postpaid mobile phone and 11,000 prepaid mobile phone customers impacted by the ongoing decommissioning of our 3G network have been excluded from our customer base and churn metrics above.
[4] Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue
Service revenue includes revenue derived from voice and data services from:
- postpaid and prepaid monthly fees;
- roaming and other usage-based charges; and
- certain other fees and charges.

Service revenue was in line with the prior year, as the growth in our mobile phone subscriber base was offset by heightened competitive intensity and our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

The decrease in total gross and net additions this year was a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue
Equipment revenue includes revenue from sales of mobile devices to subscribers through fulfillment by Wireless' customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 3% increase in equipment revenue this year was a result of:
- higher device upgrades by existing customers;
- a continued shift in the product mix towards higher-value devices; and
- disciplined pricing in highly competitive selling periods; partially offset by
- a decrease in new subscribers purchasing devices.

OPERATING EXPENSES

We record operating expenses in two categories:
- the cost of wireless devices and equipment; and
- all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 1% decrease in the cost of equipment this year was a result of:
- a decrease in new subscribers purchasing devices; partially offset by
- higher device upgrades by existing customers; and
- a continued shift in the product mix towards higher-value devices.

The 3% increase in other operating expenses this year was primarily a result of:
- higher service costs; and
- costs associated with the launch of our new satellite-to-mobile product offering.

ADJUSTED EBITDA

The 1% increase in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

CABLE

ONE OF CANADA'S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2025, we had:
- approximately 4.5 million retail Internet subscribers;
- approximately 4.9 million total customer relationships; and
- a network passing approximately 10.5 million homes across Canada.

CABLE FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	2025	2024	% Chg
Revenue			
Service revenue	7,765	7,750	–
Equipment revenue	35	51	(31)
Revenue from external customers	7,800	7,801	–
Service revenue from internal customers	68	75	(9)
Revenue	7,868	7,876	–
Operating expenses			
Cost of equipment	27	51	(47)
Other operating expenses	3,256	3,307	(2)
Operating expenses	3,283	3,358	(2)
Adjusted EBITDA	4,585	4,518	1
Adjusted EBITDA margin	58.3%	57.4%	0.9 pts
Capital expenditures	1,803	1,939	(7)

CABLE SUBSCRIBER RESULTS [1]

	Years ended December 31		
(In thousands, except ARPA and penetration)	2025	2024	Chg
Homes passed [2]	10,514	10,205	309
Customer relationships			
Net additions	51	47	4
Total customer relationships [2,3]	4,856	4,683	173
ARPA (monthly) [4]	$136.30	$140.12	($3.82)
Penetration [2]	46.2%	45.9%	0.3 pts
Retail Internet			
Net additions	100	111	(11)
Total retail Internet subscribers [2,3]	4,497	4,273	224
Video			
Net losses	(114)	(134)	20
Total Video subscribers [2]	2,503	2,617	(114)
Home Monitoring			
Net additions	20	44	(24)
Total Home Monitoring subscribers [2]	153	133	20
Home Phone			
Net losses	(118)	(122)	4
Total Home Phone subscribers [2]	1,389	1,507	(118)

[1] Subscriber results are key performance indicators. See "Key Performance Indicators".
[2] As at end of period.
[3] Effective April 1, 2025, and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers to reflect the completion of the migration of subscribers from legacy Fido Internet plans that we had previously removed when we stopped selling new plans for this service. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
[4] ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

REVENUE

Service revenue
Service revenue includes revenue derived from:
- monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
- monthly service revenue from our home monitoring products;
- modem, television set-top box, and other equipment rental fees;
- IPTV, digital cable, and direct-to-home satellite services, such as:
  - basic service fees;
  - tier service fees;
  - access fees for use of channel capacity by third parties; and
  - premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees;
- monthly service fees;
- calling features, such as voicemail, call waiting, and caller ID; and
- long distance calling.

Cable service revenue this year was in line with the prior year, primarily as a result of retail Internet subscriber growth and base management activity, offset by continued competitive promotional activity and declines in our Home Phone and Video subscriber bases. The lower ARPA this year was primarily a result of continued competitive promotional activity.

Equipment revenue
Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and home monitoring equipment.

OPERATING EXPENSES

We record Cable operating expenses in three categories:
- the cost of programming;
- the cost of equipment revenue (including home monitoring equipment); and
- all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 2% decrease in operating expenses this year was a result of ongoing cost efficiency initiatives, partially offset by increased costs associated with marketing and advertising activities.

ADJUSTED EBITDA

The 1% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

OTHER CABLE DEVELOPMENTS

This year, we sold our customer-facing data centre business to InfraRed Capital Partners for total proceeds of $184 million, resulting in a gain on sale of $69 million. The transaction did not include our corporate data centres used for our own network and IT purposes.

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:
- sports media and entertainment, such as Sportsnet (Canada's number-one sports media brand), the Toronto Blue Jays, and the Rogers Centre event venue;
- effective July 1, 2025 with the closing of the MLSE Transaction, a controlling 75% ownership interest in MLSE, which owns the Toronto Maple Leafs, the Toronto Raptors, and other teams and event venues;
- our exclusive national NHL Agreement, which was extended this year to run through the 2037-2038 season;
- category-leading television and radio broadcasting properties; and
- digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	2025	2024	% Chg
Revenue from external customers	2,997	1,973	52
Revenue from internal customers	291	269	8
Revenue	3,288	2,242	47
Operating expenses	3,047	2,154	41
Adjusted EBITDA	241	88	174
Adjusted EBITDA margin	7.3%	3.9%	3.4 pts
Capital expenditures	206	259	(20)

REVENUE
Media revenue is earned from:
- advertising sales across its television, radio, and digital media properties;
- subscriptions to televised and OTT products;
- ticket sales, fund redistribution and other distributions from major sports leagues, and concession sales.

The 47% increase in revenue this year was primarily a result of:
- revenue from MLSE following the MLSE Transaction;
- higher sports-related revenue due to the success of the NHL playoffs and the postseason success of the Toronto Blue Jays; and
- higher advertising and subscriber revenue related to the January 2025 launch of the Warner Bros. Discovery suite of channels; partially offset by
- lower entertainment-related revenue, including the impact of the Taylor Swift Eras Tour concerts hosted at Rogers Centre in the prior year.

OPERATING EXPENSES
We record Media operating expenses in four primary categories:
- the cost of broadcast content, including sports programming and production;
- player compensation;
- the cost of retail products sold; and
- all other expenses involved in day-to-day operations.

The 41% increase in operating expenses this year was a result of:
- costs incurred by MLSE following the MLSE Transaction;
- higher programming costs, including those related to the launch of the Warner Bros. Discovery suite of channels; and
- higher Toronto Blue Jays expenses, including player payroll and game day-related costs.

ADJUSTED EBITDA
The 174% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

CAPITAL EXPENDITURES

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See "Managing our Liquidity and Financial Resources", "Key Performance Indicators", and "Non-GAAP and Other Financial Measures" for more information.

We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31		
	2025	2024	% Chg
Wireless	1,471	1,596	(8)
Cable	1,803	1,939	(7)
Media	206	259	(20)
Corporate	227	247	(8)
Capital expenditures [1]	3,707	4,041	(8)
Capital intensity [2]	17.1%	19.6%	(2.5 pts)

[1] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2] Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country, while also focusing on recognizing capital efficiencies. We continue to expand the reach and capacity of our 5G network across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

WIRELESS

The decrease in capital expenditures in Wireless this year was due to the recognition of capital efficiencies. We remain committed to expanding and enhancing our wireless network through continued strategic investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the ongoing rollout of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas.

CABLE

The decrease in capital expenditures in Cable this year was due to capital efficiencies and a greater proportion of our Cable subscriber additions choosing to self-install their new products. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0 to improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

MEDIA

The decrease in capital expenditures in Media this year was primarily a result of lower stadium infrastructure expenditures associated with the Rogers Centre modernization project in the prior year, partially offset by higher MLSE expenditures made to revitalize Scotiabank Arena.

CAPITAL INTENSITY

Capital intensity decreased this year as a result of the revenue and capital expenditure changes discussed above.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31		
(In millions of dollars)	2025	2024	% Chg
Adjusted EBITDA	9,820	9,617	2
Deduct (add):			
Depreciation and amortization	4,802	4,616	4
Restructuring, acquisition and other	439	406	8
Finance costs	2,043	2,295	(11)
Other income	(5,021)	(6)	n/m
Gain on disposition of data centres	(69)	–	n/m
Income tax expense	720	572	26
Net income	6,906	1,734	n/m

ADJUSTED EBITDA

See "Key Changes in Financial Results Year Over Year" for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31		
(In millions of dollars)	2025	2024	% Chg
Depreciation of property, plant and equipment	3,790	3,665	3
Depreciation of right-of-use assets	455	408	12
Amortization	557	543	3
Total depreciation and amortization	4,802	4,616	4

RESTRUCTURING, ACQUISITION AND OTHER

	Years ended December 31		
(In millions of dollars)	2025	2024	% Chg
Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	350	276	27
Shaw Transaction integration-related costs	89	130	(32)
Total restructuring, acquisition and other	439	406	8

The restructuring, acquisition and other costs excluding the Shaw Transaction integration-related costs in 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base, costs related to closing the MLSE Transaction, and costs related to real estate rationalization programs. In 2025, the costs also include expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals (see "Regulation in our Industry" for more information).

The Shaw Transaction integration-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

FINANCE COSTS

	Years ended December 31		
(In millions of dollars)	2025	2024	% Chg
Interest on borrowings, net [1]	1,954	2,022	(3)
Interest on lease liabilities	147	137	7
Interest on post-employment benefits	(5)	(5)	–
Gain on redemption of long-term debt [2]	(151)	–	n/m
(Gain) loss on foreign exchange	(45)	222	n/m
Change in fair value of derivative instruments	17	(205)	n/m
Change in fair value of subsidiary equity derivative instruments [3]	(9)	–	n/m
Capitalized interest	(30)	(36)	(17)
Deferred transaction costs and other	165	160	3
Total finance costs	2,043	2,295	(11)

[1] Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.

[2] Reflects the net gain on the redemption of long-term debt purchased in 2025 (see "Managing our Liquidity and Financial Resources" for more information).

[3] Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

The 11% decrease in finance costs this year was primarily a result of the $151 million gain on repayment of long-term debt. See "Managing our Liquidity and Financial Resources" for more information.

Foreign exchange and change in fair value of derivative instruments
We recognized $45 million in net foreign exchange gains in 2025 (2024 – $222 million in net losses). These gains were primarily attributed to our $6 billion term loan facility, our non-revolving credit facility, and our US CP program borrowings.

These foreign exchange gains were offset by the $17 million loss related to the change in fair value of derivatives (2024 – $205 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

See "Managing our Liquidity and Financial Resources" for more information about our debt and related finance costs.

OTHER INCOME

The other income this year primarily reflects a $5 billion non-cash gain to recognize our existing interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

(In millions of dollars, except tax rates)	Years ended December 31	
	2025	2024
Statutory income tax rate	**26.2%**	26.2%
Income before income tax expense	**7,626**	2,306
Computed income tax expense	**1,998**	604
Increase (decrease) in income tax expense resulting from:		
Non-taxable gain on revaluation of MLSE investment	**(1,304)**	–
Non-deductible (taxable) stock-based compensation	**11**	(13)
Non-taxable portion of capital gains	**(9)**	–
Unrealized capital losses for which no deferred tax asset is recognized	**42**	–
Recognition of previously unrecognized capital loss carryforwards	**(10)**	–
Other items	**(8)**	(19)
Total income tax expense	**720**	572
Effective income tax rate	**9.4%**	24.8%
Cash income taxes paid	**700**	545

Our effective income tax rate this year was 9.4% compared to 24.8% for 2024. In 2025, our effective income tax rate was lower than the statutory income tax rate as a result of the non-taxable gain on revaluation of MLSE investment. In 2024, our effective income tax rate was lower than the statutory income tax rate as a result of non-taxable stock-based compensation and changes in prior year estimates.

NET INCOME

Net income was higher than last year. See "Key Changes in Financial Results Year Over Year" for more information.

(In millions of dollars, except per share amounts)	Years ended December 31		
	2025	2024	% Chg
Net income	**6,906**	1,734	n/m
Net income attributable to RCI shareholders	**6,894**	1,734	n/m
Basic earnings per share attributable to RCI shareholders	**$ 12.77**	$ 3.25	n/m
Diluted earnings per share attributable to RCI shareholders	**$ 12.74**	$ 3.20	n/m

ADJUSTED NET INCOME

Adjusted net income was in line with the prior year.

(In millions of dollars, except per share amounts)	Years ended December 31		
	2025	2024	% Chg
Adjusted EBITDA	**9,820**	9,617	2
Deduct (add):			
Depreciation and amortization [1]	**3,973**	3,699	7
Finance costs [2]	**2,203**	2,295	(4)
Other income [3]	**(45)**	(6)	n/m
Income tax expense [4]	**969**	910	6
Adjusted net income	**2,720**	2,719	–
Adjusted net income attributable to RCI shareholders	**2,721**	2,719	–
Adjusted earnings per share attributable to RCI shareholders:			
Basic	**$ 5.04**	$ 5.09	(1)
Diluted	**$ 5.02**	$ 5.04	–

[1] Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets of $829 million (2024–$917 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.

[2] Finance costs exclude the $151 million gain on repayment of long-term debt in 2025. Finance costs also exclude the $9 million change in fair value of subsidiary equity derivative instruments in 2025. Effective 2025 and as a result of closing the network transaction, we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS. See "Financial Risk Management–Subsidiary equity derivatives" for more details on these derivative instruments.

[3] Other income excludes a $4,976 million gain on revaluation of our existing investment in MLSE as a result of the MLSE Transaction.

[4] Income tax expense excludes a $249 million recovery (2024 – $338 million recovery) for the year ended December 31, 2025 related to the income tax impact for adjusted items.

Effective 2025, as a result of the closing of the network transaction, we introduced a new non-GAAP measure—adjusted net income attributable to RCI shareholders. In addition to the adjustments applied to net income to calculate adjusted net income, adjusted net income attributable to RCI shareholders further adjusts net income attributable to RCI shareholders by removing the impacts of foreign exchange revaluation within BNSI as the subsidiary equity derivatives we have entered into economically and effectively hedge our foreign exchange exposures arising from the investment.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2025, we had approximately 25,000 employees (2024 – 24,000) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2025 were $2,591 million (2024 – $2,308 million).

2024 FULL-YEAR RESULTS COMPARED TO 2023

	Years ended December 31		
(In millions of dollars, except margins)	**2024**	2023	% Chg
Revenue			
Wireless	**10,595**	10,222	4
Cable	**7,876**	7,005	12
Media	**2,242**	2,049	9
Corporate items and intercompany eliminations	**(109)**	32	n/m
Revenue	**20,604**	19,308	7
Total service revenue	**18,066**	16,845	7
Adjusted EBITDA			
Wireless	**5,312**	4,986	7
Cable	**4,518**	3,774	20
Media	**88**	75	17
Corporate items and intercompany eliminations	**(301)**	(254)	19
Adjusted EBITDA	**9,617**	8,581	12
Adjusted EBITDA margin	**46.7%**	44.4%	2.3 pts
Net income	**1,734**	849	104
Adjusted net income	**2,719**	2,406	13

Revenue
Consolidated revenue increased by 7% in 2024, driven by a revenue increase of 12% in Cable and an 4% increase in Wireless.

Wireless service revenue increased by 4% in 2024, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over that year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

Cable service revenue increased by 12% in 2024 primarily as a result of the completion of the Shaw Transaction in April 2023, which contributed an incremental approximately $1 billion in the first quarter of 2024; partially offset by Video subscriber losses and ongoing competitive intensity.

Media revenue increased by 9% in 2024 primarily as a result of higher sports-related revenue, including at the *Toronto Blue Jays* and from higher subscriber revenue.

Adjusted EBITDA
Consolidated adjusted EBITDA increased 12% in 2024 and our adjusted EBITDA margin increased by 230 basis points as a result of full realization of our synergy program associated with the Shaw Transaction together with ongoing cost efficiencies.

Wireless adjusted EBITDA increased 7% in 2024, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 65.5%.

Cable adjusted EBITDA increased 20% in 2024 due to the aforementioned synergy program and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 57.4%.

Media adjusted EBITDA increased by 17% in 2024 primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays expenses, including game day-related costs.

Net income and adjusted net income
Net income increased by 104% in 2024, primarily as a result of higher adjusted EBITDA, the $422 million loss recognized in 2023 related to the change in the value of the MLSE put liability (which was recognized by one of our joint ventures at the time), and lower restructuring, acquisition and other costs, partially offset by higher depreciation and amortization. Adjusted net income increased by 13% in 2024, primarily as a result of higher adjusted EBITDA.

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2025 and 2024.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars, except per share amounts)	2025					2024				
	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Revenue										
Wireless	**10,715**	2,970	2,661	2,540	2,544	10,595	2,981	2,620	2,466	2,528
Cable	**7,868**	1,984	1,981	1,968	1,935	7,876	1,983	1,970	1,964	1,959
Media	**3,288**	1,236	753	757	542	2,242	547	597	679	419
Corporate items and intercompany eliminations	**(159)**	(18)	(47)	(49)	(45)	(109)	(30)	(58)	(16)	(5)
Total revenue	**21,712**	6,172	5,348	5,216	4,976	20,604	5,481	5,129	5,093	4,901
Total service revenue	**19,104**	5,250	4,739	4,668	4,447	18,066	4,543	4,567	4,599	4,357
Adjusted EBITDA										
Wireless	**5,364**	1,374	1,374	1,305	1,311	5,312	1,367	1,365	1,296	1,284
Cable	**4,585**	1,177	1,153	1,147	1,108	4,518	1,169	1,133	1,116	1,100
Media	**241**	221	75	8	(63)	88	55	136	(2)	(101)
Corporate items and intercompany eliminations	**(370)**	(83)	(87)	(98)	(102)	(301)	(58)	(89)	(85)	(69)
Adjusted EBITDA	**9,820**	2,689	2,515	2,362	2,254	9,617	2,533	2,545	2,325	2,214
Deduct (add):										
Depreciation and amortization	**4,802**	1,222	1,230	1,184	1,166	4,616	1,174	1,157	1,136	1,149
Restructuring, acquisition and other	**439**	23	51	238	127	406	83	91	90	142
Finance costs	**2,043**	584	252	628	579	2,295	571	568	576	580
Other (income) expense	**(5,021)**	(16)	(4,998)	(9)	2	(6)	(11)	2	(5)	8
Gain on disposition of data centres	**(69)**	(69)	–	–	–	–	–	–	–	–
Net income before income tax expense	**7,626**	945	5,980	321	380	2,306	716	727	528	335
Income tax expense	**720**	235	212	173	100	572	158	201	134	79
Net income	**6,906**	710	5,768	148	280	1,734	558	526	394	256
Net income attributable to RCI shareholders	**6,894**	743	5,714	157	280	1,734	558	526	394	256
Earnings per share attributable to RCI shareholders:										
Basic	**$ 12.77**	$ 1.38	$ 10.58	$ 0.29	$ 0.52	$ 3.25	$ 1.04	$ 0.99	$ 0.74	$ 0.48
Diluted	**$ 12.74**	$ 1.37	$ 10.54	$ 0.29	$ 0.50	$ 3.20	$ 1.02	$ 0.98	$ 0.73	$ 0.46
Net income (loss)	**6,906**	710	5,768	148	280	1,734	558	526	394	256
Add (deduct):										
Restructuring, acquisition and other	**439**	23	51	238	127	406	83	91	90	142
Change in fair value of subsidiary equity derivative instruments	**(9)**	32	(134)	93	–	–	–	–	–	–
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	**829**	178	210	212	229	917	228	227	220	242
Gain on repayment of long-term debt	**(151)**	–	(151)	–	–	–	–	–	–	–
Gain on revaluation of MLSE investment [1]	**(4,976)**	–	(4,976)	–	–	–	–	–	–	–
Gain on disposition of data centres	**(69)**	(69)	–	–	–	–	–	–	–	–
Income tax impact of above items	**(249)**	(55)	(42)	(59)	(93)	(338)	(75)	(82)	(81)	(100)
Adjusted net income	**2,720**	819	726	632	543	2,719	794	762	623	540
Adjusted net income attributable to RCI shareholders	**2,721**	818	740	620	543	2,719	794	762	623	540
Adjusted earnings per share attributable to RCI shareholders:										
Basic	**$ 5.04**	$ 1.51	$ 1.37	$ 1.15	$ 1.01	$ 5.09	$ 1.48	$ 1.43	$ 1.17	$ 1.02
Diluted	**$ 5.02**	$ 1.51	$ 1.37	$ 1.14	$ 0.99	$ 5.04	$ 1.46	$ 1.42	$ 1.16	$ 0.99
Capital expenditures	**3,707**	934	964	831	978	4,041	1,007	977	999	1,058
Cash provided by operating activities	**6,059**	1,652	1,515	1,596	1,296	5,680	1,135	1,893	1,472	1,180
Free cash flow	**3,356**	1,016	829	925	586	3,045	878	915	666	586

[1] Gain on revaluation of MLSE investment for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

FOURTH QUARTER 2025 RESULTS

Results commentary in "Fourth Quarter 2025 Results" compares the fourth quarter of 2025 with the fourth quarter of 2024.

Revenue
Total revenue and total service revenue each increased by 13% and 16% respectively in the fourth quarter as a result of revenue growth in Media.

Wireless service revenue was stable as the addition of new customers was offset by a decline in mobile phone ARPU as a result of ongoing competitive intensity in a slowing market. Wireless equipment revenue decreased by 1%, primarily as a result of a decrease in new subscribers purchasing devices, partially offset by higher device upgrades by existing customers, a continued shift in the product mix towards higher-value devices, and disciplined pricing in highly competitive selling periods.

Cable service revenue was stable in the fourth quarter.

Media revenue increased by 126% in the fourth quarter as a result of revenue from MLSE following the July 1 closing of the MLSE Transaction, the postseason success of the Toronto Blue Jays, and higher advertising and subscriber revenue related to the launch of the Warner Bros. Discovery suite of channels, partially offset by lower entertainment-related revenue, including the prior year impact of the Taylor Swift Eras Tour concerts hosted at Rogers Centre.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 6% in the fourth quarter and our adjusted EBITDA margin decreased by 260 basis points, primarily as a result of Media revenue and adjusted EBITDA growth.

Wireless adjusted EBITDA increased by 1% in the fourth quarter, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 67%, up 40 basis points.

Cable adjusted EBITDA increased by 1%, due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 59%, up 30 basis points.

Media adjusted EBITDA increased by $166 million in the fourth quarter, primarily due to the aforementioned revenue impacts and associated costs.

Net income and adjusted net income
Net income and adjusted net income increased by 27% and 3%, respectively, in the fourth quarter, primarily as a result of higher adjusted EBITDA partially offset by higher associated income taxes, and higher depreciation and amortization. Net income was also impacted by a $69 million gain on the sale of our customer-facing data centre business.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, restructuring, acquisition and other costs, gains or losses on asset sales, impairment of assets, and changes in income tax expense.

Wireless
Trends affecting both Wireless revenue and adjusted EBITDA reflect:
- the growing number of wireless subscribers;
- greater usage of wireless data;
- a shift to consumers financing higher-value devices, along with ongoing disciplined promotional activity; and
- decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
- fewer new subscribers purchasing devices and fewer device upgrades by existing customers;
- lower overage revenue as customers continue to adopt our unlimited data plans;
- competitive pricing in the market; and
- recent changes to government immigration policies resulting in fewer newcomers to Canada, which has put pressure on gross and net subscriber additions.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

Prepaid plans have evolved to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and seasonally higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Promotional offers are often more heavily advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable
Trends affecting Cable service revenue primarily reflect:
- higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans;

- customers adopting Rogers Xfinity TV;
- general service pricing increases; and
- the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by
- competitive losses of legacy Television, Phone, and Satellite subscribers;
- Television subscribers downgrading their service plans; and
- lower additional usage of our products and services as service plans are increasingly bundling more features, such as a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:
- higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
- the shift to a self-install model for most of our Cable products; partially offset by
- higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable's operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:
- university and college students who live in residence moving out early in the second quarter and cancelling their service as well as students moving in late in the third quarter and signing up for cable service;
- individuals temporarily suspending service for extended vacations or seasonal relocations;
- seasonal use of secondary residences (e.g. cottages) for satellite subscribers;
- the timing of service pricing changes; and
- the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our business customers do not generally have any unique seasonal aspects.

Media
Trends affecting Media revenue and adjusted EBITDA are generally the result of:
- fluctuations in advertising and consumer market conditions;
- the timing of sports league seasons, including regular season and playoffs;
- subscriber rate increases;
- higher sports and rights costs, including increases as we move further along in our NHL Agreement;
- general cord shaving and cord cutting by television subscribers regardless of service provider; and

- continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as Sportsnet, HGTV, and Food Network).

Seasonal fluctuations relate to:
- the timing of regular season and postseason games in the major sports leagues in which we operate (see below); and
- periods of increased consumer activity and their impact on advertising cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter.

We own and operate the following major sports teams:
- the Toronto Blue Jays (Major League Baseball or MLB), for which the regular season typically runs from late March to September and the postseason occurs in October;
- the Toronto Maple Leafs (National Hockey League or NHL), for which the regular season typically runs from October to early April and the playoffs occur from mid-April to mid-June;
- the Toronto Raptors (National Basketball Association or NBA), for which the regular season typically runs from mid-October to mid-April and the playoffs occur from mid-April to June;
- the Toronto Football Club (Major League Soccer or MLS), for which the regular season typically runs from mid-February to mid-October and the playoffs occur from mid-October to early December; and
- the Toronto Argonauts (Canadian Football League or CFL), for which the regular season typically runs from early June to late October and the playoffs occur in November.

Revenue recognized, and the related costs incurred, on game-related items (tickets, merchandise, and concessions, for example) and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game-related items, if and when any of the teams play in their respective postseasons. We also have access to the broadcast rights for nationally broadcast NHL games and some or all of the broadcast rights for the Toronto Blue Jays, Toronto Maple Leafs, and Toronto Raptors home games. Programming and production costs for such broadcasts are expensed based on the number of games aired. Player payroll costs are expensed based on the number of games played by each team.

Other expenses
Depreciation and amortization trails capital expenditures and is expected to trend downward as a result of decreases in our capital expenditures. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

While finance costs had been trending upward as a result of the significant debt we incurred related to the Shaw Transaction, as a result of the network transaction and the tender offers we completed during the year, we expect finance costs to begin trending downward as we continue deleveraging.

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31
(In millions of dollars)

	2025	2024	$ Chg	% Chg	Explanation of significant changes
Assets					
Current assets:					
Cash and cash equivalents	**1,344**	898	446	50	See "Managing our Liquidity and Financial Resources".
Accounts receivable	**6,105**	5,478	627	11	Reflects higher accounts receivable due to growth in Rogers Bank credit cards and accounts receivable acquired as a result of the MLSE Transaction.
Inventories	**550**	641	(91)	(14)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	**151**	171	(20)	(12)	n/m
Other current assets	**1,239**	849	390	46	Primarily reflects increases in income taxes receivable and deferred player compensation.
Current portion of derivative instruments	**99**	336	(237)	(71)	Reflects the change in market values of certain debt and expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Total current assets	**9,488**	8,373	1,115	13	
Property, plant and equipment	**26,307**	25,072	1,235	5	Reflects capital expenditures, additions to right-of-use assets, and the fair value of assets acquired as a result of the MLSE Transaction, partially offset by depreciation expense related to our asset base.
Intangible assets	**28,898**	17,858	11,040	62	Reflects the fair value of intangible assets acquired as a result of the MLSE Transaction.
Investments	**1,291**	615	676	110	Reflects the fair value of investments acquired as a result of the MLSE Transaction.
Derivative instruments	**746**	997	(251)	(25)	Reflects the change in market values of certain debt and expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Financing receivables	**1,198**	1,189	9	1	n/m
Other long-term assets	**2,052**	1,027	1,025	100	Primarily reflects player-related deferred compensation assets (with a corresponding liability in other long-term liabilities) and an increase in long-term receivables.
Goodwill	**20,032**	16,280	3,752	23	Primarily reflects goodwill recognized as a result of the MLSE Transaction.
Total assets	**90,012**	71,411	18,601	26	
Liabilities and equity					
Current liabilities:					
Short-term borrowings	**4,000**	2,959	1,041	35	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	**4,831**	4,059	772	19	Primarily reflects accounts payable and accrued liabilities acquired in the MLSE Transaction.
Income tax payable	**–**	26	(26)	(100)	n/m
Other current liabilities	**3,831**	482	3,349	n/m	Reflects the recognition of the MLSE put liability (see "MLSE Transaction").
Contract liabilities	**1,114**	800	314	39	Reflects an increase in contract liabilities as a result of the MLSE Transaction.
Current portion of long-term debt	**1,186**	3,696	(2,510)	(68)	Primarily reflects the repayment at maturity of US$1 billion of senior notes in March 2025, $1.25 billion of senior notes in April 2025, and US$700 million of senior notes in December 2025, partially offset by the reclassification to current of $500 million of senior notes due September 2026 and $500 million of senior notes due November 2026.
Current portion of lease liabilities	**690**	587	103	18	Reflects liabilities for new leases entered into.
Total current liabilities	**15,652**	12,609	3,043	24	
Provisions	**55**	61	(6)	(10)	n/m
Long-term debt	**35,872**	38,200	(2,328)	(6)	Primarily reflects the US$1.7 billion and $1.2 billion redemption of long-term debt in July 2025, the $1 billion repayment of the term loan facility, and the reclassification of $500 million of senior notes due in each of September 2026 and November 2026, partially offset by the issuance of US$2.1 billion and $1 billion of subordinated notes in February 2025.
Lease liabilities	**2,428**	2,191	237	11	Reflects an increase in lease liabilities, including as a result of the MLSE Transaction.
Other long-term liabilities	**2,225**	1,666	559	34	Primarily reflects liabilities for certain player-related deferred compensation arrangements, including those acquired in the MLSE Transaction.
Deferred tax liabilities	**9,494**	6,281	3,213	51	Reflects deferred tax liabilities arising from the MLSE Transaction.
Total liabilities	**65,726**	61,008	4,718	8	
Equity	**24,286**	10,403	13,883	133	Reflects the $6.7 billion received through the network transaction and changes in retained earnings and equity reserves.
Total liabilities and equity	**90,012**	71,411	18,601	26	

Managing our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	**9,421**	9,188
Change in net operating assets and liabilities	**(592)**	(876)
Income taxes paid	**(700)**	(545)
Interest paid, net	**(2,070)**	(2,087)
Cash provided by operating activities	**6,059**	5,680
Investing activities:		
Capital expenditures	**(3,707)**	(4,041)
Additions to program rights and other intangible assets	**(105)**	(72)
Changes in non-cash working capital related to investing activities	**(78)**	136
Acquisitions and other strategic transactions, net of cash acquired	**(4,315)**	(475)
Other	**(7)**	(3)
Cash used in investing activities	**(8,212)**	(4,455)
Financing activities:		
Net proceeds received from short-term borrowings	**1,021**	1,138
Net repayment of long-term debt	**(3,478)**	(1,103)
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	**114**	107
Transaction costs incurred	**(104)**	(47)
Principal payments of lease liabilities	**(559)**	(478)
Dividends paid to RCI shareholders	**(913)**	(739)
Dividends paid by subsidiaries to non-controlling interests	**(133)**	–
Issuance of subsidiary shares to non-controlling interest	**6,656**	–
Other	**(5)**	(5)
Cash provided by (used in) financing activities	**2,599**	(1,127)
Change in cash and cash equivalents	**446**	98
Cash and cash equivalents, beginning of year	**898**	800
Cash and cash equivalents, end of year	**1,344**	898

OPERATING ACTIVITIES

The 7% increase in cash provided by operating activities this year was primarily as a result of lower net investment in net operating assets and liabilities and higher adjusted EBITDA.

INVESTING ACTIVITIES

Capital expenditures
We spent $3,707 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 8% lower than 2024. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This year, we paid $4.5 billion, net of cash acquired, to acquire a holding company that indirectly held Bell's 37.5% ownership stake in MLSE. We also sold our customer-facing data centre business for cash proceeds of $184 million. In 2024, we paid $475 million related to the acquisition of 3800 MHz spectrum licences. We recognized the spectrum licences as indefinite-life intangible assets.

FINANCING ACTIVITIES

This year, we received net amounts of $2,447 million (2024—received net amounts of $95 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments. We also closed the network transaction in June 2025 and received US$4.85 billion ($6.7 billion) in cash from Blackstone.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit

facilities. Below is a summary of our short-term borrowings as at December 31, 2025 and 2024.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Receivables securitization program	**2,000**	2,000
US commercial paper program (net of the discount on issuance)	**–**	452
Non-revolving credit facility borrowings (net of the discount on issuance)	**2,000**	507
Total short-term borrowings	**4,000**	2,959

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from receivables securitization			**400**			800
Repayment of receivables securitization			**(400)**			(400)
Net proceeds received from receivables securitization			**–**			400
Proceeds received from US commercial paper	**517**	**1.410**	**729**	2,009	1.373	2,759
Repayment of US commercial paper	**(835)**	**1.413**	**(1,180)**	(1,819)	1.371	(2,494)
Net (repayment of) proceeds received from US commercial paper			**(451)**			265
Proceeds received from non-revolving credit facilities (Cdn$) [1]			**2,000**			–
Proceeds received from non-revolving credit facilities (US$) [1]	**5,397**	**1.386**	**7,479**	2,899	1.378	3,996
Repayment of non-revolving credit facilities (US$)	**(5,749)**	**1.393**	**(8,007)**	(2,547)	1.383	(3,523)
Net proceeds received from non-revolving credit facilities			**1,472**			473
Net proceeds received from short-term borrowings			**1,021**			1,138

[1] Borrowings under our non-revolving facility matured and are (were, for the US$ facility) reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

We participate in a receivables securitization program with a group of Canadian financial institutions that allows us to sell certain receivables into the program. The maximum potential proceeds under the receivables securitization program is $2.4 billion. The terms of our receivables securitization program are committed until its expiry, which we extended in 2025 to an expiration date of July 31, 2028. The buyers' interests in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral. The buyers of our trade receivables have no claim on any of our other assets.

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all

our senior notes and debentures. See "Financial Condition" for more information.

Concurrent with our US CP issuances and US dollar-denominated non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million) under the facility. In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

In July 2025, we entered into two new $1 billion non-revolving credit facilities that mature in July 2026 and borrowed $2 billion under these facilities.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (Cdn$)			216			64
Credit facility borrowings (US$)	1,325	1.367	1,811	–	–	–
Total credit facility borrowings			2,027			64
Credit facility repayments (Cdn$)			(30)			–
Credit facility repayments (US$)	(1,325)	1.361	(1,803)	–	–	–
Total credit facility repayments			(1,833)			–
Net borrowings under credit facilities			194			64
Term loan facility net borrowings (US$) [1]	1	n/m	6	8	n/m	18
Term loan facility net repayments (US$)	(697)	1.380	(962)	(2,553)	1.352	(3,452)
Net repayments under term loan facility			(956)			(3,434)
Senior note issuances (US$)	–	–	–	2,500	1.347	3,367
Total senior note issuances			–			3,367
Senior note repayments (Cdn$)			(2,397)			(1,100)
Senior note repayments (US$)	(3,112)	1.390	(4,326)	–	–	–
Total senior note repayments			(6,723)			(1,100)
Net (repayment) issuance of senior notes			(6,723)			2,267
Subordinated note issuances (Cdn$)			1,000			–
Subordinated note issuances (US$)	2,100	1.432	3,007	–	–	–
Total subordinated note issuances			4,007			–
Net repayment of long-term debt			(3,478)			(1,103)

[1] Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Years ended December 31	
(In millions of dollars)	2025	2024
Long-term debt, beginning of year	41,896	40,855
Net repayment of long-term debt	(3,478)	(1,103)
Discount on principal amount of senior notes repurchased in connection with tender offer	(504)	–
Increase in government grant liability related to Canada Infrastructure Bank facility	(43)	(39)
Long-term debt assumed through MLSE Transaction	298	–
(Gain) loss on foreign exchange	(1,272)	2,094
Deferred transaction costs derecognized (incurred)	31	(52)
Amortization of deferred transaction costs	130	141
Long-term debt, end of year	37,058	41,896

In September 2025, we amended the terms of our revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to September 2030, from April 2029, and the $1 billion tranche to September 2028, from April 2027.

In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see "Issuance of senior and subordinated notes and related debt derivatives" below) to repay $3.4 billion of our $6 billion term loan facility. In June 2025, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

We have an $815 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the

Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit from $665 million. As at December 31, 2025, we had drawn $134 million on the credit facility and have recognized a government grant liability of $79 million related to this loan reflecting the below-market interest rate.

In connection with the network transaction, we paid an aggregate of approximately $30 million to the consenting holders of our outstanding senior notes for their consent to certain clarifying amendments to the indentures governing those securities concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs are being amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility (which was subsequently repaid using the proceeds from the network transaction) and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026 (the borrowings under which are recognized within "short-term borrowings" on our consolidated statement of financial position).

Through the MLSE Transaction, we acquired MLSE's revolving and non-revolving credit facilities. The revolving credit facility has a borrowing limit of $260 million and matures in June 2028. During the year ended December 31, 2025, we borrowed $115 million under the MLSE revolving credit facility. The non-revolving credit facility has a borrowing limit of $300 million, is fully drawn (reflected in "Long-term debt assumed through the MLSE Transaction" in the table above), and matures in June 2028. MLSE had entered into an interest rate swap to convert the floating interest rate on the borrowings under the non-revolving credit facility to a fixed interest rate; this interest rate swap has been designated as a hedge for accounting purposes. Both of MLSE's credit facilities are secured by a first charge on Scotiabank Arena and all personal property of MLSE, subject to certain exceptions.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued in 2025 and 2024.

(In millions of dollars, except interest rates and discounts) Date issued	Principal amount	Due date	Interest rate	Issue price per $1,000 principal amount	Total gross proceeds[1] (Cdn$)	Transaction costs and discounts[2] (Cdn$)
2025 issuances						
February 12, 2025 (subordinated)[3]	US 1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated)[3]	US 1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated)[3]	1,000	2055	5.625%	999.83	1,000	11
2024 issuances						
February 9, 2024 (senior)	US 1,250	2029	5.000%	997.14	1,684	20
February 9, 2024 (senior)	US 1,250	2034	5.300%	991.19	1,683	30

[1] Gross proceeds before transaction costs, discounts, and premiums.

[2] Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3] Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert the interest and principal payment obligations on the notes to Canadian dollars at a fixed interest rate. See "Financial Risk Management" for more information.

The senior notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities and ranking ahead of our subordinated notes.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
• US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
• US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
• $1 billion due 2055 with an initial coupon of 5.625% for the first five years.

We received net proceeds of $4.0 billion from the issuances. We used the proceeds to repay debt and to fund a portion of the MLSE Transaction.

We understand that S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), and DBRS Morningstar will only include 50% of the outstanding principal amount of these subordinated notes in their debt leverage ratio calculation at least until the earliest "at-par" redemption date of each note.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remained outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

In July 2025, we purchased $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,738 million principal amount of our US dollar-denominated senior notes, paying the note holders $1,147 million and US$1,411 million, respectively, plus accrued interest, for the purchase of those senior notes. In connection with our purchase of the US-dollar denominated senior notes, we also partially settled the associated debt derivatives. We recognized a gain on settlement of $151 million in "finance costs" as a result.

In December 2025, we repaid the entire outstanding principal of our US$700 million 3.625% senior notes and settled the associated debt derivatives at maturity. As a result we repaid $937 million, including $25 million received on settlement of the associated debt derivatives.

2024
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends
In 2025, we declared and paid dividends on each of RCI's outstanding Class A Shares and Class B Non-Voting Shares. We paid $913 million in cash dividends and issued $165 million in Class B Non-Voting Shares to settle the declared dividends. See "Dividends and Share Information" for more information.

FREE CASH FLOW

(In millions of dollars)	Years ended December 31		
	2025	2024	% Chg
Adjusted EBITDA	**9,820**	9,617	2
Deduct (add):			
Capital expenditures [1]	**3,707**	4,041	(8)
Interest on borrowings, net and capitalized interest	**1,924**	1,986	(3)
Cash income taxes [2]	**700**	545	28
Distributions paid by subsidiaries to non-controlling interests	**133**	–	–
Free cash flow	**3,356**	3,045	10

[1] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2] Cash income taxes are net of refunds received.

The 10% increase in free cash flow this year was primarily a result of higher adjusted EBITDA and lower capital expenditures, partially offset by higher cash income taxes and distributions to non-controlling interests.

As a result of closing the network transaction in 2025, we amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company. See "Subsidiary Equity Investment" for more information on the network transaction.

FINANCIAL CONDITION

AVAILABLE LIQUIDITY
Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2025 (In millions of dollars)	Total sources	Drawn	Letters of credit	Net available
Cash and cash equivalents	1,344	–	–	**1,344**
Bank credit facilities [1]:				
Revolving	4,260	115	10	**4,135**
Non-revolving	2,300	2,300	–	**–**
Outstanding letters of credit	45	–	45	**–**
Receivables securitization [1]	2,400	2,000	–	**400**
Total	10,349	4,415	55	**5,879**

[1] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2024 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	898	–	–	–	898
Bank credit facilities [2]:					
Revolving	4,000	–	10	455	3,535
Non-revolving	500	500	–	–	–
Outstanding letters of credit	3	–	3	–	–
Receivables securitization [2]	2,400	2,000	–	–	400
Total	7,801	2,500	13	455	4,833

[1] The US CP program amounts are gross of the discount on issuance.
[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This year, we borrowed $71 million (2024 – $64 million) under this facility.

Weighted average cost of borrowings
Our borrowings had a weighted average cost of 4.78% as at December 31, 2025 (2024 – 4.61%) and a weighted average term to maturity of 8.6 years (2024 – 9.8 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

COVENANTS
The provisions of our $4.3 billion revolving bank credit facility described in "Sources and Uses of Cash" impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2025 and 2024, we were in compliance with all financial covenants and financial ratios in our debt agreements. Throughout 2025, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS
Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P, Moody's, and DBRS Morningstar to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2025.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Senior unsecured debt	BBB-	Baa3	BBB (low)
Subordinated debt	BB	Ba1/Ba2	BB (low) [1]
US commercial paper	A-3	P-3	N/A [1]
Outlook	Negative	Stable	Positive

[1] As at December 31, 2025, we have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

In connection with our February 2025 subordinated note issuance, we sought a rating from DBRS Morningstar on those subordinated notes, which were rated BB. DBRS Morningstar has not provided a rating for the subordinated notes we issued in 2021 or 2022. The subordinated notes issued in February 2025 were rated Ba1 by Moody's. Moody's credit ratings for our previously issued subordinated notes did not change.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and DBRS Morningstar) or Aaa (Moody's), representing the highest quality of securities rated, to D (S&P and DBRS Morningstar) and C (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P), BBB (DBRS Morningstar), or Baa3 (Moody's) to AAA (S&P and DBRS Morningstar) or Aaa (Moody's).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P) or P-1 (Moody's), representing the highest quality of securities rated, to C (S&P), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Moody's, and DBRS Morningstar are investment-grade ratings.

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIOS

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, net of cash and cash equivalents or bank advances.

(In millions of dollars, except ratios)	As at December 31 2025	As at December 31 2024
Current portion of long-term debt	1,186	3,696
Long-term debt	35,872	38,200
Deferred transaction costs and discounts	795	951
	37,853	42,847
Add (deduct):		
Adjustment of US dollar-denominated debt to hedged rate	(1,394)	(2,855)
Subordinated notes adjustment [1]	(3,456)	(1,540)
Short-term borrowings	4,000	2,959
Deferred government grant liability [2]	79	39
Current portion of lease liabilities	690	587
Lease liabilities	2,428	2,191
Cash and cash equivalents	(1,344)	(898)
Adjusted net debt [3]	38,856	43,330
Divided by: trailing 12-month adjusted EBITDA	9,820	9,617
Debt leverage ratio	4.0	4.5
Divided by: pro forma trailing 12-month adjusted EBITDA [3]	9,986	n/a
Pro forma debt leverage ratio	3.9	n/a

[1] For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[2] For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.

[3] Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period since the MLSE Transaction closed in July 2025 to December 2025 and standalone Rogers results prior to July 2025. To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma adjusted EBITDA incorporates an amount representing the results of MLSE's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for the year ended December 31, 2025.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the MLSE Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As at June 30, 2025, we had met our earlier stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of the April 2023 closing of the Shaw Transaction. Subsequently, as a result of closing the MLSE Transaction, our debt leverage ratio increased. We intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

PENSION OBLIGATIONS

Our defined benefit pension plans were in a net asset position of approximately $212 million as at December 31, 2025 (2024 – net asset position of $175 million). During 2025, our net deferred pension asset increased by $37 million primarily as a result of changes in certain financial assumptions underlying the value of the defined benefit obligation.

We did not make contributions to our funded defined benefit pension plans this year (2024 – $5 million). We expect our total estimated funding requirements for our funded defined benefit pension plans to be nil in 2026 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See "Accounting Policies" for more information.

Pension plans purchase of annuities
In July 2024, our defined benefit pension plans purchased approximately $147 million of annuities from insurance companies for substantially all the retired members in the plans at that time. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. The annuity purchase required a remeasurement of the pension plan assets and liabilities at the date of purchase. There was no significant impact to net income related to the annuity purchases.

FINANCIAL RISK MANAGEMENT

We use derivative instruments to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements
		Forward cross-currency interest rate exchange agreements
		Forward foreign exchange agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements
Subsidiary equity derivatives	Impact of fluctuations in foreign exchange rates on our subsidiary equity investment	Cross-currency interest rate exchange agreements
Virtual power purchase agreement	Impact of fluctuations in market rates for electricity	Virtual power purchase agreement

We also manage our exposure to fixed and fluctuating interest rates and we have fixed the interest rate on 89.1% (2024 - 90.8%) of our debt, including short-term borrowings, as at December 31, 2025.

DEBT DERIVATIVES
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings, with the exception of the interest rate swaps acquired in the MLSE Transaction, have not been designated as hedges for accounting purposes.

Issuance of debt derivatives related to senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to notes issued during 2025 and 2024.

(In millions of dollars, except for coupon and interest rates)	US$			Hedging effect	
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances					
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432
2024 issuances					
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683

[1] Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Settlement of debt derivatives related to senior notes
In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In July 2025, in connection with the offers to repurchase certain of our US dollar-denominated senior notes, we partially settled the associated debt derivatives on the accepted senior notes.

In December 2025, we repaid the entire outstanding principal amount of our US$700 million 3.625% senior notes and the associated debt derivatives at maturity, resulting in $25 million received on settlement of the associated debt derivatives.

As at December 31, 2025, we had US$15,911 million of US dollar-denominated senior notes, debentures, and subordinated notes, all of which were hedged using debt derivatives.

	As at December 31	
(In millions of dollars, except exchange rates, percentages, and years)	**2025**	2024
US dollar-denominated long-term debt [1]	**US$ 15,911**	US$ 17,250
Hedged with debt derivatives	**US$ 15,911**	US$ 17,250
Hedged exchange rate	**1.2865**	1.2721
Percent hedged	**100.0%**	100.0%
Amount of borrowings at fixed rates [2]		
Total borrowings	**$ 40,564**	$ 42,963
Total borrowings at fixed rates	**$ 36,149**	$ 39,008
Percent of borrowings at fixed rates	**89.1%**	90.8%
Weighted average interest rate on borrowings	**4.78%**	4.61%
Weighted average term to maturity	**8.6 years**	9.8 years

[1] US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2] Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP program, receivables securitization program, and non-revolving credit facilities.

Debt derivatives related to credit facilities and US CP
During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and US CP program during 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities						
Debt derivatives entered	**9,825**	**1.394**	**13,695**	14,943	1.366	20,407
Debt derivatives settled	**10,873**	**1.395**	**15,171**	17,136	1.364	23,368
Net cash (paid) received on settlement			**(32)**			87
US commercial paper program						
Debt derivatives entered	**517**	**1.410**	**729**	2,008	1.374	2,758
Debt derivatives settled	**831**	**1.414**	**1,175**	1,807	1.371	2,478
Net cash (paid) received on settlement			**(1)**			13

In 2025, through the MLSE Transaction, we acquired an interest rate swap MLSE had entered into to convert the $300 million of borrowings outstanding under its non-revolving credit facility (see "Managing our Liquidity and Financial Resources" for more information) from a floating rate to a fixed rate of 3.55%. The interest rate swap matures concurrently with the maturity of the non-revolving credit facility in June 2028. The interest rate swap has been designated as a hedge for accounting purposes.

As at December 31, 2025, we had no debt derivatives outstanding related to our credit facility borrowings and US CP program (2024 – US$1,048 million and US$314 million notional amount at average rates of $1.439/US$ and $1.423/US$, respectively).

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	**241**	**1.378**	**332**	271	1.369	371
Debt derivatives settled	**247**	**1.352**	**334**	214	1.322	283

As at December 31, 2025, we had US$410 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2024 – US$416 million) with terms to maturity ranging from January 2026 to December 2028 (2024 – January 2025 to December 2027), at an average rate of $1.365/US$ (2024 – $1.349/US$).

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2025 and 2024.

(in millions of dollars)	2025		2024			
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	–	–	1,200	1,605	2025	Anticipated purchases
Cash flow	1,429	1,955	390	519	2026	Anticipated purchases
Cash flow	609	826	–	–	2027	Anticipated purchases
Cash flow	40	54	–	–	2028	Anticipated purchases
Cash flow	305	397	–	–	2026 - 2039	Future Toronto Blue Jays player compensation
Economic	216	285	–	–	2026	Anticipated purchases
Economic	420	565	–	–	2027	Anticipated purchases
Economic	205	275	–	–	2028	Anticipated purchases
Economic	45	61	–	–	2029	Anticipated purchases

EQUITY DERIVATIVES

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2025, we had equity derivatives for 5.5 million (2024 – 6.0 million) Class B Non-Voting Shares with a weighted average price of $46.81 (2024 – $53.27). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

In 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. We executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025). Finally, we added 1.0 million equity derivatives at a weighted average price of $50.98.

SUBSIDIARY EQUITY DERIVATIVES

We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. In 2025, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

CASH SETTLEMENTS ON DEBT DERIVATIVES AND SUBSIDIARY EQUITY DERIVATIVES

Below is a summary of the net proceeds on settlement of debt derivatives and subsidiary equity derivatives during the years ended December 31, 2025 and 2024.

	Years ended December 31	
(In millions of dollars)	2025	2024
Credit facilities	(32)	87
US commercial paper program	(1)	13
Senior and subordinated notes	72	–
Lease liabilities	7	7
Subsidiary equity derivatives	68	–
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	114	107

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2025			
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:				
As assets	8,559	1.2373	10,590	**787**
As liabilities	7,763	1.3449	10,440	**(645)**
MLSE interest rate swap			300	**(7)**
Net mark-to-market debt derivative asset				**135**
Expenditure derivatives accounted for as cash flow hedges:				
As assets	1,122	1.3275	1,489	**20**
As liabilities	1,261	1.3816	1,742	**(28)**
Expenditure derivatives not accounted for as hedges:				
As liabilities	886	1.3386	1,186	**(17)**
Net mark-to-market expenditure derivative liability				**(25)**
Equity derivatives not accounted for as hedges:				
As assets	–	–	173	**37**
As liabilities	–	–	84	**(9)**
Net mark-to-market equity derivative asset				**28**
Subsidiary equity derivatives not accounted for as hedges:				
As assets	750	1.3827	1,037	**1**
As liabilities	4,100	1.3846	5,677	**(36)**
Net mark-to-market subsidiary equity derivative liability				**(35)**
Virtual power purchase agreement not accounted for as hedges:				
As liabilities	–	–	–	**(6)**
Net mark-to-market virtual power purchase agreement liability				**(6)**
Net mark-to-market asset				**97**

	As at December 31, 2024			
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:				
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Debt derivatives not accounted for as hedges:				
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:				
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:				
As liabilities	–	–	320	(54)
Net mark-to-market equity derivative liability				(54)
Virtual power purchase agreement not accounted for as hedges:				
As liabilities	–	–	–	(10)
Net mark-to-market virtual power purchase agreement liability				(10)
Net mark-to-market asset				425

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI's outstanding Class A Shares and Class B Non-Voting Shares.

| | | | | Dividends paid (in millions of dollars) | | | Number of Class B Non-Voting |
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total	Shares issued (in thousands) [1]
January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	–	270	–
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	–	270	–
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	–	270	–
January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943

[1] Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

On January 28, 2026, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2026, to shareholders of record on March 10, 2026.

We currently expect that the remaining record and payment dates for the 2026 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion.

Declaration date	Record date	Payment date
April 21, 2026	June 9, 2026	July 6, 2026
July 22, 2026	September 8, 2026	October 2, 2026
October 22, 2026	December 8, 2026	January 5, 2027

OUTSTANDING COMMON SHARES

	As at December 31	
	2025	2024
Common shares outstanding [1]		
Class A Voting	**111,152,011**	111,152,011
Class B Non-Voting	**429,073,267**	424,949,191
Total common shares	**540,225,278**	536,101,202
Options to purchase Class B Non-Voting Shares		
Outstanding options	**11,766,094**	9,707,847
Outstanding options exercisable	**7,322,180**	6,135,190

[1] Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2026, 111,148,720 Class A Shares, 429,076,558 Class B Non-Voting Shares, and 11,647,012 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31	
(Number of shares in millions)	**2025**	2024
Basic weighted average number of shares outstanding	**540**	534
Diluted weighted average number of shares outstanding	**541**	535

PREFERRED SHARES

In relation to our issuances of subordinated notes in 2021 and 2022, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2025. See notes 3, 4, 19, and 32 to our 2025 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	4,000	–	–	–	4,000
Accounts payable and accrued liabilities	4,831	–	–	–	4,831
MLSE put liability	3,316	–	–	–	3,316
Long-term debt [1,2]	3,186	6,529	6,795	21,422	37,932
Net interest payments	1,861	3,174	2,674	11,912	19,621
Lease liabilities	692	895	543	1,944	4,074
Debt derivative instruments [3]	(20)	(189)	34	(1,197)	(1,372)
Expenditure derivative instruments [3]	(19)	(31)	(3)	(16)	(69)
Subsidiary equity derivative instruments	(52)	(103)	(103)	(72)	(330)
Player contracts [4]	566	811	359	215	1,951
Purchase obligations [5]	910	940	481	995	3,326
Property, plant and equipment	510	716	338	175	1,739
Program rights [6]	1,157	2,118	2,174	8,159	13,608
Other long-term financial liabilities	–	132	70	241	443
Total	20,938	14,992	13,362	43,778	93,070

[1] Principal obligations of long-term debt (including current portion) due at maturity.
[2] Reflects repayment of our subordinated notes on their respective at-par redemption dates.
[3] Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the year-end exchange rate.
[4] Toronto Blue Jays, Toronto Maple Leafs, Toronto Raptors, and Toronto FC players' salary contracts into which we have entered and are contractually obligated to pay.
[5] Contractual obligations under service, product, and wireless device contracts to which we have committed.
[6] Agreements into which we have entered to acquire broadcasting rights for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 31 to our 2025 Audited Consolidated Financial Statements.

Governance at Rogers

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of RCI is held by the Rogers Control Trust (the Trust), the beneficiaries of which are members of the Rogers family. The Trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the Trust's ownership of 98% of the outstanding Class A Shares of RCI (2024 – 98%). Members of the Rogers family are substantial stakeholders and owned approximately 27% of our equity as at December 31, 2025 (2024 – 27%) through their ownership of a combined total of 147 million (2024 – 147 million) Class A Shares and Class B Non-Voting Shares. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution.

The Board is currently made up of 14 directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers' governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:
- separating the CEO and Executive Chair roles;
- appointing an independent lead director;
- adopting formal corporate governance policies and charters;
- adopting a code of business conduct and whistleblower hotline;
- establishing director share ownership requirements;
- conducting Board and committee in camera discussions;
- performing annual reviews of Board and Committee performance;
- conducting Audit and Risk Committee meetings with internal and external auditors;
- creating an orientation program for new directors;
- conducting regular Board and committee education sessions;
- empowering committees to retain independent advisors; and
- establishing director material relationship standards.

The Board currently consists of 10 independent directors and 4 non-independent directors.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability. The below outlines the responsibilities of the eight committees:
- Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures, including relating to cybersecurity.
- Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.
- Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors can be elected by shareholders at a meeting, appointed by the Board, or appointed by written consent resolution. The committee also recommends nominees for each Board committee, including each committee chair.
- Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.
- Sustainability and Social Impact Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen. Our CEO is responsible for sustainability and social impact from a management perspective and is supported by the Chief Corporate Affairs Officer and a Sustainability and Social Impact (SSI) Operating Group composed of senior leaders from across the organization to drive accountability around advancing efforts.
- Executive Committee – approves the final terms of transactions previously approved by the Board and monitors the implementation of policy initiatives adopted by the Board.
- Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
- Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

Further information regarding our corporate governance practices is available on our Investor Relations website, including:
- a complete statement of our corporate governance practices;
- our codes of conduct and ethics;
- charters for each of the Board's standing committees;
- director biographies; and
- a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a foreign private issuer listed on the NYSE.

Board of Directors and its Standing Committees

● *Chair* ○ *Member*

As at March 6, 2026

	Audit and Risk	Corporate Governance	Executive	Finance	Human Resources	Nominating	Pension	Sustainability and Social Impact
Edward S. Rogers [1]			●	●		●		
Michael J. Cooper							○	
Trevor English	○						○	○
Ivan Fecan	○	○			●			
Robert J. Gemmell [2]	●	●	○	○		○		
Jan L. Innes					○	○	●	●
Diane A. Kazarian	○				○			
Dr. Mohamed Lachemi		○					○	
David A. Robinson			○		○	○		
Lisa A. Rogers								○
Bradley S. Shaw				○				
Chief Wayne Sparrow								○
Tony Staffieri								
John H. Tory		○		○				

[1] Executive Chair of the Board
[2] Lead Director

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $720 million in 2025 was lower than the expense computed on our accounting income at the statutory rate of 26.2% as a result of a non-taxable gain on revaluation of our MLSE investment. Cash income tax payments totalled $700 million in 2025. The primary reasons our cash income tax is lower than our income tax expense are the timing of installment payments and the significant capital investment we continue to make in our wireless and cable networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to, or mandated by, federal, provincial, and municipal governments, including:

- various taxes on the salaries and wages we pay (payroll taxes) to approximately 25,000 employees;
- property and business taxes;
- unrecoverable sales taxes and custom duties; and
- broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2025 was $1,753 million.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Income taxes paid	**700**	545
Add:		
Unrecoverable sales taxes paid	**12**	11
Payroll taxes paid	**165**	179
Regulatory and spectrum fees paid [1]	**808**	786
Property and business taxes paid	**68**	71
Taxes paid and other government payments [2]	**1,753**	1,592

[1] Includes an allocation of $442 million (2024 – $442 million) relating to the $3.3 billion, $24 million, $1.7 billion, $3.3 billion, and $475 million we paid for the acquisition of spectrum licences in 2014, 2015, 2019, 2021, and 2024, respectively.
[2] Taxes paid and other government payments is a non-GAAP financial measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

We also collected on behalf of the government $2,850 million in sales taxes on our products and services and $1,069 million in employee payroll taxes.

Risk Management

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, we will knowingly take certain risks to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cyber security) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:
- the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;
- the processes for identifying, assessing, and managing risks;
- our exposure to major risks and trends and management's implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;
- the implementation of new major systems and changes to existing major systems;
- our business continuity and disaster recovery plans;
- any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
- other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the "3 Lines of Defence" framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key and emerging risks in meeting our corporate and business unit objectives in line with our risk appetite. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning to maintain customer service,

operation of our network and businesses in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage allowing us to transfer certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a corporate risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual corporate risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board and provides quarterly risk updates.

ERM also facilitates management's completion of the financial statement fraud risk assessment which aims to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively to mitigate financial statement fraud risk.

Internal Audit is the third line of defence. Internal Audit is an independent and objective assurance function that evaluates the design and operational effectiveness of internal controls and risk management processes supporting the mitigation of risks that may affect the achievement of our objectives.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with "About Forward-Looking Information".

CYBERSECURITY

Our industry is vulnerable to cybersecurity attacks that are growing in both frequency and complexity. Cybersecurity attacks are perpetrated by a variety of groups and persons, including cybercriminals and state-sponsored threat actors. Some of these perpetrators reside in jurisdictions where law enforcement measures to address such attacks are ineffective or unavailable. Additionally, the introduction of 5G, cloud computing, increased digitization, and the use of emerging technologies such as generative artificial intelligence (gen AI) have resulted in greater cybersecurity risks and more complex cybersecurity attacks. Rogers, along with our third-party providers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, ransomware attacks, or operational disruption. A significant cyberattack against our critical network infrastructure and supporting information systems (or those of our third-party providers) could result in service disruptions, litigation, loss of customers, incurring significant costs, or reputational damage.

We routinely work with third-party providers, including cloud service providers, whose products and services are used in our business operations. These third-party providers have experienced cybersecurity attacks in the past and, based on industry trends, we expect will continue to experience cybersecurity attacks that attempt to obtain unauthorized access to our sensitive information or create operational disruptions.

We continue to experience social engineering attacks targeting our team members, customers, and third-party providers. These attacks, often perpetrated by organized cybercriminal groups, involve persuading the targeted individuals to disclose sensitive information, plant malicious software, share their access credentials, or take other fraudulent actions that are then used to steal data or carry out unauthorized changes to our customers' accounts.

We have an information and cybersecurity program that includes established cyber governance practices designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data and key service delivery systems, including personal information about our customers and personnel. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on our continuing to monitor through risk management programs, leveraging external threat intelligence and significant partnerships, internal monitoring, reviewing industry practices, and implementing controls as appropriate to maintain ongoing cyber resilience. We have established incident response plans and regularly conduct cybersecurity exercises to increase preparedness for cybersecurity breaches, intrusions, and attacks.

External threats to the network and our business are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service, key service delivery systems or other operations, and our financial results. We continue to invest in our cybersecurity program and conduct regular assessments to test our resiliency.

TECHNOLOGY
New technologies
Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements and evolutions in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required. Delays in the availability of the new technologies may adversely impact our go-to-market plans for offering new products and services to our customers.

As new technologies become available, a substantial portion of our future revenue growth could come from new and advanced services, and we will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customer and business demands. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:
- broadband;
- IP-based voice, data, and video delivery services;
- increased use of optical fibre technologies to businesses and residences;
- broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
- applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and/or have greater access to financial resources. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, have entered the Canadian market and could have a material adverse impact on our results of operations.

Reliance on technology
Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have a material adverse impact on our business, results of operations, and financial condition.

Impact of failures on customer service
Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our networks, there could be capacity and congestion pressures. If our networks or key network or IT components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have a material adverse effect on our business, results of operations, and financial condition.

We work to protect our networks and our services from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate. Further, the CRTC is reviewing practices around major service outage reporting and considering mandatory refunds for such major service outages (see "Regulation In Our Industry – CRTC Outage Reporting" for more information), the outcome of which could result in more onerous requirements.

Satellite

We currently utilize two satellites (Anik F3 and Anik G1) owned by Telesat to provide satellite TV services to customers. Anik F2, which we had previously used, was proactively removed from service for our direct-to-home customers on February 29, 2024, following Telesat's public disclosure of anomalies with two of four station-keeping thrusters and the resulting service interruptions. Any future anomalies with, or failure of any remaining satellite could negatively affect customer service and our relationships with our customers and may have a material adverse effect on our reputation, operations, and financial results.

We do not maintain insurance coverage for the transponders on Anik F3 or Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

ARTIFICIAL INTELLIGENCE

The transformative potential of artificial intelligence (AI) is accompanied by significant risk. AI-generated output may be inaccurate or biased and, if integrated into critical processes, could result in poor decision-making, unforeseen outcomes, or reliance on inaccurate information. Uploading or otherwise exposing Rogers information to publicly accessible or third-party AI tools (including through prompts, file uploads, or connectors) may result in loss of confidentiality and control, potential incorporation into model training or telemetry, and inadvertent disclosure of sensitive information. Reliance on third-party AI services and embedded AI features may also introduce operational, legal, and compliance risks if those services change, become unavailable, or produce outputs that are inaccurate or infringe intellectual property or other rights of others, or if AI regulation or enforcement evolve to create unanticipated compliance obligations. AI systems can be a vector for prompt-injection, data exfiltration, model position, deepfakes/ social engineering, and related threats that could impair systems or harm customers. Each of these risks could have a material adverse

impact on our business, results of operations, reputation, or customer experience (see "customer experience" below).

REGULATORY RISKS
Changes in regulations or the regulatory framework under which we operate
Substantially all of our Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act, the Telecommunications Act, the Radiocommunication Act, and the Copyright Act. Regulation of broadcasting and telecommunications is generally administered by the Canadian Radio-television and Telecommunications Commission (CRTC) under the supervision of the Department of Canadian Heritage and Innovation, Science and Economic Development Canada (ISED Canada), respectively. The allocation and use of wireless spectrum in Canada is governed by spectrum licences issued by, and radio authorization conditions set by, ISED Canada pursuant to the Radiocommunication Act.

Changes to the legislative and regulatory frameworks governing our broadband, wireless, and broadcasting operations could materially adversely affect our business, financial condition, and results of operations. This regulation relates to, among other things, licensing and related fees, competition, the television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or issues such as copyright, privacy, cybercrime, and lawful access. Such changes could increase operational costs, restrict or impede our service offerings, necessitate reductions in capital deployment and network investments, reduce our ability to compete, or limit returns on past or future network investments. The ongoing proceedings we currently expect might have the most significant potential impact on our business are various matters related to the regulatory framework governing wholesale wireline and wireless access (see "Regulation in our Industry" and "Litigation Risks").

Our broadcasting and spectrum licences are granted for specified terms and subject to conditions imposed by the CRTC and ISED Canada, respectively. These licensing conditions, including associated fees, may be modified by the regulators at any time. Upon expiry, there is no guarantee that a licence will be renewed. Non-compliance with licence conditions could result in forfeiture of that licence or the imposition of financial penalties. Any such adverse licensing outcome could have a material adverse effect on our business operations and financial results.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including the loss of a licence.

Spectrum

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to maintain and enhance current services, and to introduce new competitive offerings, depends on our continued access to sufficient spectrum, including the renewal of existing licences and the acquisition of new ones, at a reasonable cost. If we are unable to secure necessary spectrum, whether due to auction rules, licence conditions, or other factors, our service quality, network performance, and ability to provide competitive data speeds could be impaired. This may negatively affect our ability to acquire and retain customers, our business operations, and our financial results. Further, any changes to the Radiocommunication Act could impact our business practices or the processes governing our acquisition of new spectrum for purposes of building our wireless networks.

Radio frequency emissions

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Access to support structures and municipal rights of way

To build and support the rollout of 5G, and to continue upgrading our wireline network, we must have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on Indigenous land. Under the Telecommunications Act, the CRTC has jurisdiction over support structures owned by telecommunication carriers and municipal rights of way. The CRTC's jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities.

CUSTOMER EXPERIENCE

Our customers' loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations, both in terms of service level and value for money. We handle tens of millions of customer interactions annually, ranging from potential new customers making in-store and online purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call or browsing the Internet on their wireless device, watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with any Rogers brand. If our services do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers, have a negative impact to our reputation or brand, or result in lost sales opportunities or customers switching to

a competitor for some or all of their services, any of which could have a material adverse impact on our business, results, and financial condition.

Our business is complex and we seek to reduce that complexity through transformational initiatives and simplification. As a result, we operate multiple platforms, billing systems, sales channels, rate plans, brands, and product offerings, all in the context of a large customer base and a workforce that continuously manages through attrition and training. This operational complexity, including the impact of any potential workforce reduction on our response times with customers, may lead to customer confusion or billing, service, or other errors, any of which could adversely impact customer satisfaction, acquisition, and retention.

We operate in multiple lines of business across the country and our products and services impact the lives of millions of Canadians every day. As a result, attention drawn to us in the media for various reasons, including but not limited to customer billing issues, rate increases, service issues, or other customer complaints, could erode our brand reputation and have an adverse impact on customer acquisition and retention, which in turn could impact our business, results, and financial condition.

AI-based technology solutions provide an opportunity for us to provide a better, cost-effective, and more convenient customer and contact centre agent experience. The use of these solutions involves risks that could adversely affect customer experience or our business. Such risks include customer acceptance (for example, customers may be resistant to interacting with AI), off-policy, incomplete, or inaccurate responses (which may frustrate customers and harm our reputation), limited ability to handle nuanced or sensitive issues, and service changes or interruptions from third-party providers that could affect availability or performance. Use of AI-based technologies also involve the risks under "Artificial Intelligence" above.

ECONOMIC AND GEOPOLITICAL UNCERTAINTY

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, inflation, tariffs on trade between Canada and its trading partners, declines in economic activity, higher living costs relative to income, and financial and capital market volatility (in each case, whether actual, threatened, perceived, or expected), and other economic uncertainty can (i) erode consumer and business confidence and reduce discretionary spending or (ii) result in increased costs for us to acquire goods and services required in our business. Any of these factors can negatively affect us through lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Canadian regulators continue to consider whether the regulatory framework governing wholesale wireline and wireless access should be expanded. Any of these factors could increase churn or reduce our business market share or revenue.

Depending on various factors, including economic conditions and responses from our competitors or current and potential customers, we may need to change our pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to increase content spending in new markets, such as sports media, resulting in increased competition for our Media and Cable segments. This may result in an increase in churn as customers now have additional choices of supplementary sources of media content.

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers have moved towards self-made, self-hosted exclusive content, and are aggressively competing for rights such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content could increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline services. This could result in an increase in churn in our Cable services.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, cord-cutting and cord-shaving continues to increase as consumers withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

RELIANCE ON THIRD PARTIES
We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices, facilities or property

management functions, contact centre support, installation and service technicians, and network and IT functions. If interruptions in these services or at these suppliers occur, including global supply chain issues, it could adversely affect our ability to provide service to our customers, which could have an adverse effect on our revenue and profitability.

PRIVACY
In the evolving digital world, privacy and the ways in which organizations handle personal information are becoming increasing priorities for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions accelerated over the past several years, companies continued to gain greater amounts of data on customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means ensuring appropriate safeguards and privacy protections are in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us. If a privacy breach were to occur and personal information was made public, there could be a material adverse effect on our reputation and our business.

Our customers expect us to responsibly collect, use, and disclose personal information, while keeping it secure. Lawmakers and regulators recognize this consumer priority, resulting in expected changes to privacy laws and greater regulatory oversight, guidance, and expectations for businesses in how they treat the personal information under their custody and control.

Our customer privacy policy transparently discloses how we handle personal information. It is reviewed regularly and updated as laws or our handling of personal information changes. If there are changes to our privacy policy, we ensure our customers are notified in a timely manner.

FINANCIAL RISKS
Capital commitments, liquidity, debt, and interest payments
Our capital commitments and financing obligations could have important consequences, including:
- requiring us to dedicate a substantial portion of cash provided by operating activities to pay principal amounts, which reduces funds available for other business purposes, including other financial operations, or to pay dividends;
- making us more vulnerable to adverse economic and industry conditions;
- limiting our flexibility in planning for, and reacting to, changes in our business and industry;
- putting us at a competitive disadvantage compared to competitors who may have more financial resources or less financial leverage; or
- restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and on economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

Changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the network transaction or our subordinated notes could result in a downgrade in our credit ratings, decrease our flexibility in responding to changing business and economic conditions, reduce our funds available for other business purposes, or make it more difficult to obtain additional financing or refinance existing financing.

Capital markets

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could reduce the availability and/or increase the cost of capital.

Income taxes and other taxes

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS

Strategy and business plans

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

Our products, services, and networks rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, (iv) theft of mobile phones, and (v) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems

With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting, and churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access and subscriptions to digital programming with our encryption technology, including premium or video-on-demand, our Cable revenue could decline.

Legal and ethical compliance

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our business, results of operations, financial condition, reputation, and brand.

Acquisitions, divestitures, or investments

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends and it is possible we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

Decline of television subscribers in Canada (cord-cutting and cord-shaving)

The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks that do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure, or a lack, of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve. The physical risk to our infrastructure caused by extreme weather disturbances related to climate change can significantly affect our ability to maintain secure communication services to all our customers, including governments and health and emergency services.

Climate change and the environment are drawing more attention through evolving stakeholder interest and management expectations. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements on matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, loss of stakeholder confidence, or damage to our reputation or brand.

Pandemics, epidemics, and other public health emergencies

Pandemics, epidemics, and public health emergencies could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers (including the ability to host in-person attendance at our sports games and other events held at Rogers Centre or Scotiabank Arena), as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics, and other public health emergencies could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Work stoppages or other labour disruptions

Athletes playing on each of our major league sports teams belong to player associations for their respective sports, each of which is governed by a collective bargaining agreement (CBA) that is subject to periodic renegotiation. Should the renegotiations not result in the ratification of a new or extended CBA prior to the start of the next season, the next season could be delayed or cancelled due to a lockout or strike, resulting in the postponement or cancellation of games and an associated reduction in revenue. Each of the MLB, NHL, and NBA have experienced labour disruptions in the past and each of the leagues in which we operate may have labour issues in the future. For example, the MLB has experienced lockouts in the past that resulted in a regular season being shortened from 162 games to 113 games, including the cancellation of the World Series. The current MLB CBA expires after the 2026 season. The NHL has also experienced lockouts in the past that either resulted in a regular season being shortened or the cancellation of an entire season, with the most recent lockout during the 2012-13 NHL season, which resulted in a regular season that was shortened from 82 to 48 games. The NHL has CBAs in place until the 2029-2030 season. The NBA has also experienced lockouts in the past that resulted in regular seasons being shortened, with the most recent lockout during the 2011-12 season resulting in a regular season that was shortened from 82 games to 66 games. The current NBA CBA expires after the 2029-30 season, but each of the NBA and the National Basketball Players Association has the right to terminate the CBA effective the end of the 2028-29 season. Labour disputes, such as players' strikes, protests, or lockouts, with the unions with which the respective leagues have CBAs have had and could have a material negative effect on our business and results of operations.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of RCI is held by the Trust for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, some of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2025, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2024 – 98%) and approximately 9% of our Class B Non-Voting Shares (2024 – 9%), or in total approximately 27% of the total shares outstanding (2024 – 27%). Only Class A Shares carry the right to vote in most circumstances.

LITIGATION RISKS

We are involved in various disputes, governmental and/or regulatory inspections, investigations, and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process. Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2025, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

Our Chief Executive Officer and Chief Financial Officer have limited the scope of their evaluations of the effectiveness of internal control over financial reporting and of our disclosure controls and procedures subsumed by internal control over financial reporting to exclude the controls, policies, and procedures of MLSE, which

we acquired control of on July 1, 2025. In our consolidated financial statements for the year ended December 31, 2025, MLSE contributed approximately $0.6 billion of consolidated revenue, net income of approximately $50 million, and total assets of approximately $3.0 billion as at December 31, 2025. Additionally, as at December 31, 2025, the current assets and current liabilities of MLSE represented approximately 4% and 6% of consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of MLSE represented approximately 3% and 1% of consolidated non-current assets and non-current liabilities, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2025, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. As noted under "Disclosure Controls and Procedures", we have excluded MLSE from our assessment of the effectiveness of our internal control over financial reporting as at December 31, 2025. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. This report is included in our 2025 Audited Consolidated Financial Statements filed on SEDAR+ (sedarplus.ca).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Over the past several years, we implemented a new enterprise resource planning system. In 2025, we implemented certain new supply chain functions in that system. In connection with the implementation, we updated our internal control over financial reporting, as necessary, to accommodate related changes to our business processes and accounting procedures. We will continue to monitor the effectiveness of these processes going forward.

Regulation in our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:
- ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
- the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:
- wireless spectrum and broadcasting licensing;
- carriage and distribution of television programming services;
- wireless and wireline interconnection agreements;
- rates we can charge third parties for access to our wireline and wireless networks;
- the resale of services on our networks;
- roaming on our networks and the networks of others;
- ownership and operation of our communications systems;
- consumer protection; and
- our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations. See "Regulatory Risks" within "Risk Management" for more information. Our business can also be impacted by regulations that are not specific to the telecommunications industry, such as immigration policies.

CANADIAN BROADCASTING OPERATIONS

Our broadcasting operations, including our terrestrial and satellite BDUs, satellite relay distribution undertakings (SRDU), radio stations, programming undertakings (conventional television stations, discretionary services, and on-demand services), and online streaming services are regulated by the CRTC under the Broadcasting Act.

Our broadcasting services depend on licences (or operate under an exemption order) granted and issued by the CRTC under the Broadcasting Act. The licences for our television stations, discretionary services, on-demand services (video-on-demand and terrestrial PPV), direct-to-home (DTH) PPV, terrestrial BDUs, DTH BDU, and SRDU expire on August 31, 2026. The licences for our commercial radio stations, which we operate in British Columbia, Alberta, Manitoba, Ontario, and Nova Scotia, will be granted indefinite licence terms as existing licences come up for renewal, pursuant to Broadcasting Decision CRTC 2025-265.

CANADIAN TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:
- Wireless' mobile voice and data operations; and
- Cable's Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to retail price regulation, other than the CRTC's requirement for BDUs to offer a $25/month entry-level basic television service. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

Spectrum licences are administered by ISED Canada under the Radiocommunication Act. Spectrum use is governed by conditions of licence, including licence term, transferability, divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

To build and support the rollout of 5G, and to continue upgrading our wireline network, we must have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on Indigenous land. Under the Telecommunications Act, the CRTC has jurisdiction over support structures owned by telecommunication carriers and municipal rights of way. The CRTC's jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities, nor does the CRTC's jurisdiction extend access to municipal infrastructure or public property for the installation of wireless facilities, such as 5G small cells. As a result, wireless carriers must continue to negotiate access for 5G small cell antennas with local authorities on commercial terms, without recourse to the CRTC.

In 2026, the CRTC is expected to issue decisions that will reform the municipal right-of-way access regulatory framework, particularly around forced relocation cost recoveries for carriers. This could result in a change in, or the introduction of, regulatory requirements that impose, increase, or reduce financial obligations on the operation, maintenance, alteration, and construction of our network.

CRTC CODES OF CONDUCT

We are subject to the CRTC's codes of conduct: the Wireless Code, the Television Service Provider Code, and the Internet Code (collectively, the Codes). The Codes govern the terms and conditions of service in contracts between Rogers and our customers in connection with contract disclosures, early cancellation fees, changes to contracts, cancellation and renewal rights of customers, and the disclosure of related costs, among other matters. Each province also has consumer protection laws that are applicable to our provision of services.

On June 20, 2024, Bill C-69 amended the Telecommunications Act, imposing new requirements on service providers to remove barriers to switching by prohibiting some fees, improving notifications to consumers about their contract terms, and enhancing self-service tools for consumers. To enact these new requirements, the CRTC initiated four public consultations in late 2024 to consider expansions to the requirements under the Wireless Code and Internet Code:
- Telecom Notice of Consultation CRTC 2024-293, *Making it easier to choose a wireless phone or Internet service – Enhancing customer notification*;
- Telecom Notice of Consultation CRTC 2024-294, *Making it easier to choose a wireless phone or Internet service – Removing barriers to switching plans*;
- Telecom Notice of Consultation CRTC 2024-295, *Making it easier to choose a wireless phone or Internet service – Enhancing self-service mechanisms*; and
- Telecom Notice of Consultation 2024-318, *Making it easier for consumers to shop for Internet services*.

These consultations closed in 2025 and decisions are expected in 2026.

LIMITS ON NON-CANADIAN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:
- up to 33.3% of the voting shares of a holding company with a subsidiary operating company licensed under the Broadcasting Act, and
- up to 20% of the voting shares of the operating licensee.

Combined, these limits can enable effective foreign control of up to 46.7% licensed broadcasting entity.

The chief executive officer and at least 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on non-voting shares held by non-Canadians at either the holding company or the licensee level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians.

Under the Telecommunications Act and associated regulations, similar rules apply to Canadian telecommunications carriers, including wireless carriers, except there is no requirement for the chief executive officer to be a resident Canadian. We are currently in compliance with applicable foreign ownership and control requirements. The Telecommunications Act exempts telecommunications companies with less than 10% of total Canadian telecommunications market revenue from foreign investment restrictions. Companies that organically grow their market share beyond 10% (other than through mergers or acquisitions) retain this exemption. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including the loss of a licence.

CRTC OUTAGE REPORTING

In February 2023, the CRTC launched a public consultation on how telecommunication service providers should report major service outages to the CRTC and other authorities. At the same time, the CRTC set interim outage reporting requirements that came into effect in March 2023. In September 2025, the CRTC published its final outage reporting requirements, requiring providers to (i) report major service outages to the CRTC and other government authorities (including ISED Canada, federal, provincial, and territorial emergency management organizations, and 911 call centres), (ii) follow specific requirements for major outages affecting 911, wireless public alerting, accessibility and 988 services, and for outages that isolate small communities, and (iii) provide a comprehensive post-outage report to the CRTC within 30 days of restoring services after a major service outage. In October 2025, Rogers, together with several other telecommunications service providers, filed a review and vary application with the CRTC on the basis that the new outage notification threshold was set too low. The CRTC subsequently suspended the implementation of the new notification regime, maintaining the interim notification framework until a final decision is issued.

CRTC CONSULTATION ON MANDATORY REFUNDS FOR SERVICE OUTAGES

On September 4, 2025, the CRTC initiated Telecom and Broadcasting Notice of Consultation CRTC 2025-227, *Consumer protections in the event of a service outage or disruption*, to determine whether Canadian telecommunications providers should be required to issue refunds or credits in the event of a service outage or disruption. The CRTC expressed the preliminary view that "Canadians may need better protections, including clearer communications or refunds when they experience a service outage with their home Internet, wireless, telephone, or television services." The proceeding closed on December 15, 2025. A decision is outstanding.

CRTC UNIVERSAL SERVICE OBJECTIVE

The CRTC has set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help attain the universal service objective, the CRTC has shifted the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. To measure the successful achievement of this objective, the CRTC has established several criteria, including:
- 90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and
- the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

Canadian ISPs are required to contribute a percentage of annual wireless and wireline revenues to the CRTC's Broadband Fund, which was created to improve access to Internet and mobile services in rural, remote, and Indigenous areas across Canada. The CRTC is currently considering an application filed by Rogers to amend the Broadband Fund's collection and distribution of funds process that may decrease the contribution rate. The CRTC is simultaneously considering subsidies for broadband service in the Far North pursuant to Telecom Notice of Consultation CRTC 2025-10, *Implementing a retail Internet service subsidy in the Far North*, which may increase the contribution rate. On November 28, 2025, the CRTC set a final 2025 revenue-percentage charge of 0.46% and set the interim 2026 rate at 0.11%. The final 2026 rate is expected to be determined within the first half of 2026.

BILL C-11 – AN ACT TO AMEND THE BROADCASTING ACT

On April 27, 2023, Bill C-11, the Online Streaming Act, which amends the Broadcasting Act, received royal assent. In May 2023, the CRTC launched its multi-year process to implement a modernized broadcasting framework pursuant to the amended Act. This process is ongoing. On November 9, 2023, the Governor in Council's Policy Direction came into force, directing the CRTC, in its implementation of Bill C-11 to, among other things (i) support Canadian artists and creative industries; (ii) advance Indigenous storytelling; (iii) increase representation of equity-seeking groups; (iv) ensure regulations are equitable, fair, and flexible; (v) redefine Canadian programs; and (vi) exclude the content of social media and digital creators, including podcasts, from regulation.

As part of the CRTC's implementation of Bill C-11, the CRTC plans to initiate a consultation in 2026 to establish tailored conditions of service setting out the monetary and non-monetary contributions for both traditional and online platforms determined at the ownership group level. The tailored conditions of service could result in new fees or expenditures payable by our broadcasting companies, or new carriage or discoverability requirements.

WIRELESS

ANNUAL MOBILE SPECTRUM LICENCE FEES

In November 2024, ISED Canada released Consultation on a Fee Framework and Amendments to Conditions of Licence for Certain Spectrum Licences Used to Provide Commercial Mobile Services Below 10 GHz. The Consultation proposed to apply a new three-tier annual spectrum fee rate structure to the following mobile spectrum bands: AWS-1; AWS-4; Cellular 850 MHz, PCS 1900 MHz; BRS 2500 MHz non-auctioned licences; 3500 MHz non-auctioned licences; and WCS 2300 MHz licences. The Consultation also proposed to use Statistics Canada 2021 census data for calculating the amount of fees that would be payable each year. Annual mobile spectrum fees are currently paid for Cellular 850 MHz and certain PCS 1900 MHz licences using 2001 census data. In March 2025, ISED Canada issued its decision in which it adopted its proposals to implement a three-tier fee rate structure. The new fee framework will be implemented in March 2026. As a result of the new fee framework, our annual spectrum licence fees will be $14 million higher in 2026 than they would have been under the previous spectrum fee regime. Our share of spectrum licences directly held by Orion Wireless Partnership, which were not previously subject to annual fees, will add $4 million in fees. As with the previous regime, the new spectrum fee framework rates will be subject to annual Consumer Price Index adjustments.

SPECTRUM AUCTION OF RESIDUAL LICENCES

On August 28, 2025, ISED Canada announced a sealed-bid, one-round residual spectrum auction to sell unsold licences or those that have been returned. There were 207 unallocated licences available in this auction, including spectrum in the 2300 MHz, 3500 MHz, 3800 MHz, and 2 GHz PCS bands in various regions throughout Canada. There were no auction caps in place and all qualified bidders could bid on all available spectrum. Auction applications and deposits were submitted on December 2, 2025 and the final list of qualified bidders (eight including Rogers) was released on December 18, 2025. Sealed bids for the allocation phase were due on January 27, 2026. ISED Canada announced the winning bidders on February 6, 2026; we won 30 spectrum licences, primarily in the 3800 MHz band, for a total cost of $84 million. We made the first payment of $17 million on February 20, 2026. Final payment of the $67 million remaining balance will be due on March 20, 2026.

MILLIMETRE WAVE SPECTRUM

In June 2022, ISED Canada released Consultation on Policy and Licensing Framework for Spectrum in the 26 GHz, 28 GHz and 38 GHz bands. The Consultation proposed to license millimetre wave spectrum in the 26 GHz, 28 GHz, and 38 GHz bands using a spectrum auction. In March 2025, ISED Canada released a decision to make the 28 GHz band available for non-competitive local licensing and released a new Consultation on the 26 GHz and 38 GHz Bands. The new Consultation proposes to license a total of 2.4 GHz in the (lower and upper) 26 GHz band and 2.4 GHz in the 38 GHz band. It also proposes the use of one of the following two potential measures: an 800 MHz set-aside for non-national (i.e. regional) service providers across the three bands or an 800 MHz spectrum cap across the two bands of either 800 MHz (option 1) or 1200 MHz (option 2). A decision is outstanding.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released *Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum*. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including the prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

- ISED Canada will review all spectrum transfer requests and will not allow any that result in "undue spectrum concentration" and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and
- licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

In March 2023, ISED Canada implemented a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. "High-impact" transfers are defined as those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The moratorium will remain in effect until ISED Canada completes a review of its spectrum transfer framework.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, *Review of mobile wireless services*. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met. The CRTC decided that mandated MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Eligible regional wireless carriers originally could only use the mandated MVNO access regime to serve consumers and small business end users (where small businesses are defined as accounts with less than 100 lines).

On October 19, 2022, the CRTC issued Telecom Decision CRTC 2022-288, *Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Commission determinations on proposed terms and conditions*, which determined that wholesale MVNO access service is available for use by regional wireless carriers that have deployed their own home Public Mobile Network (PMN) somewhere in Canada and are also offering retail wireless services. To be eligible for the MVNO access, a regional wireless carrier must be registered with the CRTC as a wireless carrier, must have home PMN somewhere in Canada, and must be actively offering mobile wireless services commercially to retail customers.

On October 9, 2024, the CRTC issued Telecom Decision CRTC 2024-238, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Expanding the scope to include enterprise and Internet of Things customers (TD 2024-238), expanding the scope of the CRTC's mandated MVNO regime to include the enterprise and Internet of Things and machine-to-machine (IoT/M2M) segments of the market (where enterprises are defined as accounts with 100 lines or more). On November 19, 2025, the CRTC released Telecom Decision CRTC 2025-303, dismissing our application to review and vary TD 2024-238.

CRTC DECISION ON FINAL OFFER ARBITRATION BETWEEN ROGERS AND QUEBECOR REGARDING MVNO ACCESS RATES

On July 24, 2023, in Telecom Decision CRTC 2023-217, the CRTC selected Quebecor's offer in the context of Final Offer Arbitration for MVNO rates and directed the parties to enter into an MVNO access agreement consistent with that offer. On May 28, 2025, the FCA dismissed our appeal of Telecom Decision CRTC 2023-217.

ISED CANADA CONDITIONS OF LICENCE RELATING TO WIRELESS SERVICE WITHIN THE TTC SUBWAY SYSTEM

On July 24, 2023, ISED Canada announced it had initiated a Consultation on Conditions of Licence relating to the Provision of Service within the TTC subway system. On September 11, 2023, the Minister of Innovation, Science and Industry announced new spectrum licence conditions, which required carriers to (i) provide equivalent levels of service to all TTC subway riders by October 3, 2023; (ii) expand existing network coverage in order to provide full voice, text, and data services throughout the TTC subway system within specific timeframes; and (iii) provide service in all future stations and tunnels at the same time as they are made operational by the TTC. On October 2, 2023, we announced we had developed and introduced an immediate solution to activate 5G service for transit riders from all major Canadian wireless carriers in the busiest sections of the TTC subway system.

CABLE

ISED CANADA REVIEW OF THE SHAW TRANSACTION

On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023. As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, which reflect commitments we made when the Shaw Transaction was announced, including:

- $1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
- $2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
- expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western

Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
- maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
- continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website (the first of which was published in April 2024). If any material element of any of the above commitments is not met, we could be liable to pay ISED Canada $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

The Copyright Board of Canada establishes the royalties paid for the use of copyrighted works, including the rates our broadcasting undertakings pay for the broadcast and distribution of audio and audiovisual works. Pursuant to section 31(2) of the Copyright Act, BDUs are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime pursuant to the rates approved by the Copyright Board.

On December 18, 2018, the Copyright Board released the approved rates for the 2014-2018 tariff period (Initial Rate Decision). The Copyright Collectives and the BDUs each collectively sought judicial review of the Initial Rate Decision. On July 22, 2021, the FCA directed the Copyright Board to correct certain errors in connection with its Initial Rate Decision. On January 12, 2024, the Copyright Board issued its decision in the redetermination of the 2014-2018 tariff period (Redetermination Decision), which reduced the monthly per-subscriber rates for the years 2015-2018 on a retroactive basis.

As a result of a subsequent judicial review application by the Copyright Collectives, the FCA issued a decision on May 8, 2025, setting aside the Copyright Board's 2024 Redetermination Decision and directing the Copyright Board to make specific changes to the Tariff, which increased the monthly per-subscriber rates for the years 2015-2018 on a retroactive basis. Consequently, we recognized a $36 million charge, including interest, in "restructuring, acquisition and other" in 2025. On August 7, 2025, Rogers, Bell, Telus, Cogeco, and Videotron applied to the Supreme Court of Canada for leave to appeal the FCA's second judicial review decision. The SCC's decision on the leave application is outstanding.

A Copyright Board hearing to set the rates for one or both of the subsequent tariff periods (2019-2023 and 2024-2028) could start in 2026. If the Copyright Board approves rates that align with the Collectives' proposed tariff rates for either of such subsequent periods, Rogers could become subject to significantly higher royalty rates, negatively impacting our financial results.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

We are mandated by the CRTC to provide aggregated wholesale high-speed access (HSA) services at regulated rates to third-party ISPs who resell these services to provide retail Internet services to consumers.

On August 13, 2024, the CRTC released Telecom Regulatory Policy CRTC 2024-180, *Competition in Canada's Internet service markets* (TRP 2024-180), setting out the revised wholesale HSA framework. In TRP 2024-180, the CRTC:

- mandated the incumbent telephone companies (Bell, Telus, and SaskTel) provide aggregated wholesale HSA to their FTTH facilities;
- required cable carriers, including Rogers, to continue providing mandated aggregated wholesale HSA services over their DOCSIS-based HFC facilities, while excluding cable carriers' FTTH networks from the regime;
- granted Bell, Telus, and SaskTel a five-year deferral for any new FTTH facilities deployed after the date of the policy, but did not exempt cable carriers' new HFC facilities; and
- prohibited both incumbent telephone and cable companies from using aggregated wholesale HSA services within their traditional wireline-serving territories, although these companies may access aggregated wholesale HSA services out-of-territory.

On June 20, 2025, in Telecom Decision CRTC 2025-154, *Consolidated applications to review and vary Telecom Regulatory Policy 2024-180* (TD 2025-154), the CRTC declined to vary TRP 2024-180. Contrary to the requests of several applicants, including Rogers, the CRTC declined to prohibit each of Bell, Rogers, and Telus from accessing mandated wholesale broadband access anywhere in Canada using any technology. On August 6, 2025, the federal government declined to alter TRP 2024-180. On September 10, 2025, Cogeco and Eastlink were granted leave to appeal TRP 2024-180 at the FCA. Rogers is also participating in the appeal. On September 18, 2025, Rogers, CNOC and TekSavvy, and Eastlink, Cogeco, and SaskTel filed petitions to the Governor in Council requesting it vary TD 2025-154. The Governor in Council has until September 18, 2026 to issue a decision, if any.

FINAL RATES FOR AGGREGATED WHOLESALE HSA SERVICES

In 2026, the CRTC is expected to release final rates for aggregated wholesale HSA services. Currently, all aggregated wholesale HSA providers, including Rogers, are subject to interim rates, which have been in place since March 2023. The final rate decision is expected to apply retroactively. If the final rates are lower than the interim rates, Rogers may be required to reimburse its wholesale customers retroactively to 2023. If the final rates fail to adequately compensate Rogers for the costs associated with provisioning HSA services as well as a reasonable return on investment, it could have a negative impact on our Cable revenue, result in lower capital expenditures, and could hinder our ability to compete with both wholesale- and facilities-based Internet providers.

TELEVISION SERVICES DISTRIBUTION

BDUs are required to offer customers an option for a small basic service consisting of Canadian local and regional channels (local radio is optional), mandatory Canadian services, community and provincial legislature channels, provincial/territorial educational channels, and, should they wish, US 4+1 networks. The retail rate for this entry-level service is capped at $25 per month (excluding equipment). Further, all channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages. BDUs are required to ensure the majority of programming services offered to consumers are Canadian channels. As a result of the decision approving the Shaw Transaction, our BDUs are also required to carry 45 Canadian independent English or French programming services.

CRTC CONSULTATION ON MARKET DYNAMICS

On January 9, 2025, as part of the CRTC's implementation of Bill C-11, the CRTC initiated Broadcasting Notice of Consultation CRTC 2025-2, *The Path Forward – Working towards a sustainable Canadian broadcasting system*. As part of this proceeding, the CRTC:

- reviewed the market dynamics between programming undertakings, BDUs, and online undertakings;
- examined the effectiveness of existing regulatory tools applicable to traditional broadcasting undertakings, including mandatory distribution orders, distribution and packaging requirements, basic service and pick-and-pay requirements, preponderance rules for Canadian services, dispute resolution mechanisms, the Wholesale Code, and undue preference rules; and
- considered new regulatory obligations applicable to online undertakings, including those relating to carriage, discoverability, data sharing, dispute resolution, and undue preference.

A public hearing was held in June 2025 and the record closed in September 2025. The CRTC's decision is outstanding.

MEDIA

CRTC CONSULTATION ON CANADIAN CONTENT

On November 18, 2025, the CRTC issued Broadcasting Regulatory Policy 2025-299, *Defining "Canadian program" and supporting the creation and distribution of Canadian programming in the audio-visual sector – Part 1 – Certification framework for Canadian programs, artificial intelligence, data collection and publication, and reporting requirements* (BRP 2025-299). This is the first of two decisions arising from Broadcasting Notice of Consultation CRTC 2024-288, *The Path Forward – Defining "Canadian program" and supporting the creation and distribution of Canadian programming in the audio-visual sector*. In BRP 2025-299, the CRTC:

- updated the definition of "Canadian program" through an expanded number of key creative positions;
- determined that productions with less than full Canadian copyright ownership qualify as Canadian programs; and
- introduced changes to data collection and reporting practices to level the playing field regarding financial data publication between traditional broadcasters and online undertakings.

The CRTC will issue its second decision, expected in 2026, that will address funding and support for Canadian programming, including funding for news and at-risk programming, by establishing financial contribution requirements for both traditional broadcasters and online streaming services.

COMMERCIAL RADIO NEWS FUND

On June 4, 2024, as part of the broader regulatory plan to implement the modernized Broadcasting Act, the CRTC issued Broadcasting Regulatory Policy 2024-121, *The Path Forward – Supporting Canadian and Indigenous content through base contributions*. Among other things, the CRTC determined that audio streaming services should be required to make financial contributions to a new, temporary fund to support news production by commercial radio stations in smaller markets. The new fund was established in Broadcasting Regulatory Policy 2025-193, *Commercial Radio News Fund*, and will be administered by the Canadian Association of Broadcasters (CAB), which has completed the initial application round. Funds will not be disbursed until the Federal Court has made a determination on the appeal mounted by US-based foreign streaming services of the funding requirements established in Broadcasting Regulatory Policy 2024-121.

MODERNIZATION OF RADIO PROCESSES

In Broadcasting Regulatory Policy 2025-265, *Modernization of radio processes*, the CRTC modernized the regulatory framework for radio undertakings to reduce administrative burden. Key changes include the introduction of indefinite broadcasting licences to be phased in as current licences expire, regular compliance audits replacing licence renewal reviews, a one-year trial permitting AM stations to simulcast on FM in the same market, and the stated intention to apply Administrative Monetary Penalties for serious or repeated non-compliance under powers granted by the modernized Broadcasting Act.

THE ONLINE NEWS ACT

On June 22, 2023, Bill C-18, the Online News Act, received royal assent and became law. The Online News Act aims to enhance fairness in the Canadian digital marketplace and to contribute to the sustainability of the Canadian news sector by establishing a bargaining framework for commercial agreements between the largest digital platforms and eligible news businesses. On October 28, 2024, the CRTC approved Google LLC's application for an exemption from the Online News Act with respect to Google Search, given that Google has agreed to contribute $100 million annually to Canadian news businesses. Google's annual monetary contribution will be administered by the Canadian Journalism Collective. The maximum amount that can be allocated to Canadian broadcasters that produce news is capped at 30% under the Online News Act Application and Exemption Regulations. On December 12, 2024, the CRTC released its framework governing the formal bargaining process under the Online News Act.

BILL 109: AN ACT TO AFFIRM THE CULTURAL SOVEREIGNTY OF QUÉBEC AND TO ENACT THE ACT RESPECTING THE DISCOVERABILITY OF FRENCH-LANGUAGE CULTURAL CONTENT IN THE DIGITAL ENVIRONMENT

On December 12, 2025, the National Assembly of Quebec passed Bill 109, *An Act to affirm the cultural sovereignty of Québec and to enact the Act respecting the discoverability of French-language cultural content in the digital environment* (the Act). The Act requires digital platforms operating in Quebec that offer online audio and audiovisual services, plus smart TV and connected device manufacturers, to comply with French-language content rules. The forthcoming regulations will prescribe the specific requirements with respect to, among other things, discoverability of French content and quotas for the proportion of original French-language cultural content offered by digital platforms. If the Act survives legal challenge, its impact on our broadcasting undertakings operating in Quebec will depend on the substance and scope of the forthcoming regulations.

Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS
Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

Determining the appropriate amortization period for deferred commission costs assets
We use estimates in determining the timing over which we will receive the expected pattern of benefits from the payment of commissions.

LEASES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES
We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST
Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks and information technology assets are capitalized to "property, plant and equipment". The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS
Indefinite-life intangible assets (including goodwill, spectrum, franchise rights, broadcast licences, and certain brand names and trademarks) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash-generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS
The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit adjustment for the bank counterparty is deducted from the risk-free value to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit adjustment is added to the risk-free value. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments' discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2025.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate	
Impact of 0.5% increase	(168)
Impact of 0.5% decrease	189
Rate of future compensation increase	
Impact of 0.25% increase	10
Impact of 0.25% decrease	(10)
Mortality rate	
Impact of 1 year increase	36
Impact of 1 year decrease	(39)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an

award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

BUSINESS COMBINATIONS

We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

Valuation of acquired property, plant and equipment can be complex and may require significant estimation, including characteristics such as size, age, replacement cost, and other characteristics of different assets. Each of these characteristics can have a significantly different cost to build or replace, and therefore fair value.

Property, plant and equipment (other than land and building) is often valued using a depreciated replacement cost approach, which requires estimating the gross replacement cost of each asset (either through direct comparison to current prices or by applying inflationary factors to historical costs) and then applying a depreciation factor to reflect the age of the in-service asset.

Land and building assets are often valued using an income approach (for buildings) and a direct market comparison approach (for the underlying land). This involves assessing comparable properties in the relevant markets to identify characteristics, such as vacancy rates and income capitalization rates, to apply to the valuation of each building. Land is often valued by comparing to similar plots of land in the relevant markets.

The fair value of franchise rights acquired in the MLSE Transaction has been estimated using a market-based approach based on market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable. This required significant estimation to determine the adjustments to available market data for local Toronto market factors, including population, gross domestic product, and number of major sports teams.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, franchise rights, broadcast licences, and certain brand names and trademarks) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment. In particular for Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

RESTRUCTURING, ACQUISITION AND OTHER COSTS

We make significant judgments in determining the appropriate classification of costs to be included in restructuring, acquisition and other.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

SEGMENTS

We make significant judgments in determining our operating segments and in determining the appropriate allocation of shared costs between our segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

BUSINESS COMBINATIONS

We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities. Valuation of acquired intangible assets can be complex and selecting an appropriate valuation methodology can require significant judgment. Intangible assets can be valued using different methods, including the multi-period excess earnings method, relief from royalty, or a market approach.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with our associates and joint arrangements. The amounts received from or paid to these parties were as follows:

	Years ended December 31		
(In millions of dollars)	**2025**	2024	% Chg
Revenue	**51**	45	13
Purchases and lease payments	**174**	231	(25)

We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2025 and 2024.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the year ended December 31, 2025 (2024 – $10 million); the final payment under this arrangement was made during the three months ended March 31, 2025. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2025 and 2024 were under $1 million. We also assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $12 million of which was paid in 2025 (2024 – $12 million).

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2025

We adopted the following IFRS amendments in 2025. They did not have a material effect on our consolidated financial statements.
- Amendments to IAS 21, *The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability*, clarifying when a currency is exchangeable and when it is not exchangeable.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments that will become effective in future years:
- IFRS 18, *Presentation and Disclosure in Financial Statements* (replacing IAS 1, *Presentation of Financial Statements*), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.
- Amendments to IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures,* clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems (January 1, 2026).

We are assessing the impacts IFRS 18 and the amendments to IFRS 9 and IFRS 7 will have on our consolidated financial statements. We do not expect the amendments to have a material impact on adoption; however, our consolidated statement of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:

- subscriber counts;
  - Wireless;
  - Cable; and
  - homes passed (Cable);
- Wireless subscriber churn (churn);
- Wireless mobile phone average revenue per user (ARPU);
- Cable average revenue per account (ARPA);
- Cable customer relationships;
- Cable market penetration (penetration);
- capital intensity;
- total service revenue;
- dividend payout ratios; and
- return on assets.

SUBSCRIBER COUNTS
We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)
- A wireless subscriber is represented by each identifiable telephone number.
- We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
- Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
- Wireless prepaid subscribers are considered active for a period of 30 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
- Cable retail Internet, Video, and Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.

- When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
- Cable retail Internet, Video, Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
- Subscriber counts exclude satellite subscribers, certain business services delivered over our fibre network and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

SUBSCRIBER CHURN
Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

MOBILE PHONE AVERAGE REVENUE PER USER (WIRELESS)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

AVERAGE REVENUE PER ACCOUNT (CABLE)
Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. ARPA is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

CUSTOMER RELATIONSHIPS
Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. retail Internet, legacy television or Rogers Xfinity TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

MARKET PENETRATION
Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer

relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences or additions to right-of-use assets. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue. Capital intensity is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today's Shopping Choice and our sports teams, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends paid for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay. Dividend payout ratio of net income and dividend payout ratio of free cash flow are also supplementary financial measures. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of these measures.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. Return on assets is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

NON-GAAP AND OTHER FINANCIAL MEASURES

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities laws). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures			
Specified financial measure	*How it is useful*	*How we calculate it*	*Most directly comparable IFRS financial measure*
Adjusted net income	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net income (loss)
Adjusted net income attributable to RCI shareholders	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net (loss) income attributable to RCI shareholders add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; revaluation of subsidiary US dollar-denominated balances; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net income (loss) attributable to RCI shareholders
Taxes paid and other government payments	• To assess how much cash we pay in taxes and fees to federal, provincial, and municipal governments.	Income taxes paid add unrecoverable sales taxes paid; payroll taxes paid, regulatory and spectrum fees paid; and property and business taxes paid.	Income taxes paid
Pro forma trailing 12-month adjusted EBITDA	• To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add MLSE adjusted EBITDA – January to June 2025	Trailing 12-month adjusted EBITDA

Non-GAAP ratios		
Specified financial measure	*How it is useful*	*How we calculate it*
Adjusted basic earnings per share Adjusted diluted earnings per share	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income attributable to RCI shareholders divided by basic weighted average shares outstanding. Adjusted net income attributable to RCI shareholders including the dilutive effect of stock-based compensation divided by diluted weighted average shares outstanding.
Pro forma debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.	Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures	
Specified financial measure	*Most directly comparable IFRS financial measure*
Adjusted EBITDA	Net income

Capital management measures	
Specified financial measure	*How it is useful*
Free cash flow	• To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance. • We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures	
Specified financial measure	*How we calculate it*
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.
Return on assets	Net income divided by total assets.
Dividend payout ratio of net income	Dividends paid divided by net income.
Dividend payout ratio of free cash flow	Dividends paid for the year divided by free cash flow (defined above).

CHANGES TO SPECIFIED FINANCIAL MEASURES

Effective 2025 and as a result of closing the network transaction, we changed our calculation of adjusted net income and adjusted basic and adjusted diluted earnings per share. These changes are reflected in the tables above and the reconciliations below. Our calculation of adjusted net income now removes the impact of changes in the fair value of subsidiary equity derivatives; we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS.

Adjusted basic and adjusted diluted earnings per share are now calculated using our newly introduced non-GAAP measure – adjusted net income attributable to RCI shareholders. This calculation methodology is consistent with the IFRS-defined calculation of earnings per share, which requires the use of "net income attributable to RCI shareholders".

Finally, we have amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company.

RECONCILIATION OF ADJUSTED EBITDA

	Years ended December 31	
(In millions of dollars)	2025	2024
Net income	6,906	1,734
Add (deduct):		
Income tax expense	720	572
Other income	(5,021)	(6)
Gain on disposition of data centres	(69)	–
Finance costs	2,043	2,295
Restructuring, acquisition and other	439	406
Depreciation and amortization	4,802	4,616
Adjusted EBITDA	9,820	9,617

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31	
(In millions of dollars)	2025	2024
Net income	6,906	1,734
Add (deduct):		
Restructuring, acquisition and other	439	406
Change in fair value of subsidiary equity derivative instruments	(9)	–
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	829	917
Gain on repayment of long-term debt	(151)	–
Gain on revaluation of MLSE investment	(4,976)	–
Gain on disposition of data centres	(69)	–
Income tax impact of above items	(249)	(338)
Adjusted net income	2,720	2,719

RECONCILIATION OF PRO FORMA TRAILING 12-MONTH ADJUSTED EBITDA

	As at December 31
(In millions of dollars)	2025
Trailing 12-month adjusted EBITDA	9,820
Add (deduct):	
MLSE adjusted EBITDA – January to June 2025	166
Pro forma trailing 12-month adjusted EBITDA	9,986

RECONCILIATION OF ADJUSTED NET INCOME ATTRIBUTABLE TO RCI SHAREHOLDERS

	Years ended December 31	
(In millions of dollars)	2025	2024
Net income attributable to RCI shareholders	6,894	1,734
Add (deduct):		
Restructuring, acquisition and other	439	406
Change in fair value of subsidiary equity derivative instruments	(9)	–
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	829	917
Gain on repayment of long-term debt	(151)	–
Gain on revaluation of MLSE investment	(4,976)	–
Gain on disposition of data centres	(69)	–
Revaluation of subsidiary US dollar-denominated balances [1]	13	–
Income tax impact of above items	(249)	(338)
Adjusted net income attributable to RCI shareholders	2,721	2,719

[1] Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned network subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31	
(In millions of dollars)	2025	2024
Cash provided by operating activities	6,059	5,680
Add (deduct):		
Capital expenditures	(3,707)	(4,041)
Interest on borrowings, net and capitalized interest	(1,924)	(1,986)
Interest paid, net	2,070	2,087
Restructuring, acquisition and other	439	406
Program rights amortization	(86)	(63)
Change in net operating assets and liabilities	592	876
Distributions paid by subsidiaries to non-controlling interests	(133)	–
Post-employment benefit contributions, net of expense	(75)	(82)
Cash flows relating to other operating activities	128	166
Other investment (income) losses	(7)	2
Free cash flow	3,356	3,045

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding senior notes and debentures, amounts drawn on RCI's $6 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited) (In millions of dollars)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Income data measure:										
Revenue	851	–	17,872	17,760	5,074	3,222	(2,085)	(378)	21,712	20,604
Net income (loss)	6,905	1,733	10,519	1,146	(138)	651	(10,380)	(1,796)	6,906	1,734
Net income (loss) attributable to RCI shareholders	6,905	1,733	10,519	1,146	(150)	651	(10,380)	(1,796)	6,894	1,734

As at December 31 (unaudited) (In millions of dollars)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Financial Position data measure:										
Current assets	52,780	52,502	59,158	57,465	12,524	11,017	(114,974)	(112,611)	9,488	8,373
Non-current assets	76,883	65,957	50,107	43,368	30,885	7,218	(77,351)	(53,505)	80,524	63,038
Current liabilities	57,303	57,163	56,800	56,144	9,780	8,854	(108,231)	(109,552)	15,652	12,609
Non-current liabilities	47,551	43,922	8,724	11,165	7,368	619	(13,569)	(7,307)	50,074	48,399

[1] For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2] Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPU, ARPA, percentages, and ratios)	As at or years ended December 31				
	2025	2024	2023	2022	2021
Revenue					
Wireless	**10,715**	10,595	10,222	9,197	8,768
Cable	**7,868**	7,876	7,005	4,071	4,072
Media	**3,288**	2,242	2,049	1,966	1,595
Corporate items and intercompany eliminations	**(159)**	(109)	32	162	220
Total revenue	**21,712**	20,604	19,308	15,396	14,655
Total service revenue	**19,104**	18,066	16,845	13,305	12,533
Adjusted EBITDA					
Wireless	**5,364**	5,312	4,986	4,469	4,214
Cable	**4,585**	4,518	3,774	2,058	2,013
Media	**241**	88	75	71	(146)
Corporate items and intercompany eliminations	**(370)**	(301)	(254)	(205)	(194)
Total adjusted EBITDA	**9,820**	9,617	8,581	6,393	5,887
Net income	**6,906**	1,734	849	1,680	1,558
Net income attributable to RCI shareholders	**6,894**	1,734	849	1,680	1,558
Adjusted net income	**2,720**	2,719	2,406	1,915	1,803
Adjusted net income attributable to RCI shareholders	**2,721**	2,719	2,406	1,915	1,803
Cash provided by operating activities	**6,059**	5,680	5,221	4,493	4,161
Free cash flow	**3,356**	3,045	2,414	1,773	1,671
Capital expenditures	**3,707**	4,041	3,934	3,075	2,788
Earnings per share attributable to RCI shareholders:					
Basic	**$ 12.77**	$ 3.25	$ 1.62	$ 3.33	$ 3.09
Diluted	**$ 12.74**	$ 3.20	$ 1.62	$ 3.32	$ 3.07
Adjusted earnings per share attributable to RCI shareholders:					
Basic	**$ 5.04**	$ 5.09	$ 4.60	$ 3.79	$ 3.57
Diluted	**$ 5.02**	$ 5.04	$ 4.59	$ 3.78	$ 3.56
Statements of Financial Position:					
Assets					
Property, plant and equipment	**26,307**	25,072	24,332	15,574	14,666
Goodwill	**20,032**	16,280	16,280	4,031	4,024
Intangible assets	**28,898**	17,858	17,896	12,251	12,281
Investments	**1,291**	615	598	2,088	2,493
Other assets	**13,484**	11,586	10,176	21,711	8,499
Total assets	**90,012**	71,411	69,282	55,655	41,963
Liabilities and Equity					
Long-term liabilities	**50,074**	48,399	50,060	36,014	22,812
Current liabilities	**15,652**	12,609	8,782	9,549	8,619
Total liabilities	**65,726**	61,008	58,842	45,563	31,431
Equity	**24,286**	10,403	10,440	10,092	10,532
Total liabilities and equity	**90,012**	71,411	69,282	55,655	41,963
Subscriber count results (in thousands) [1]					
Wireless mobile phone subscribers [2,3,4,5,6,7]	**12,195**	11,874	11,609	10,647	10.013
Retail Internet subscribers [7,8]	**4,497**	4,273	4,162	2,284	2,229
Video subscribers	**2,503**	2,617	2,751	1,525	1,491
Home Monitoring subscribers	**153**	133	89	101	113
Home Phone subscribers	**1,389**	1,507	1,629	836	911
Customer relationships [7,8]	**4,856**	4,683	4,636	2,590	2,581
Additional Wireless metrics [1]					
Postpaid mobile phone churn (monthly) [2,3,4,5]	**1.11%**	1.21%	1.11%	0.90%	0.88%
Mobile phone ARPU (monthly)	**$ 56.42**	$ 57.98	$ 57.86	$ 57.89	$ 56.83
Additional Cable metrics					
ARPA (monthly)	**$136.30**	$140.12	$ 142.58	$130.12	$132.58
Penetration	**46.2%**	45.9%	46.6%	53.9%	54.9%
Additional consolidated metrics					
Revenue growth	**5%**	7%	25%	5%	5%
Adjusted EBITDA growth	**2%**	12%	34%	9%	1%
Dividends declared per share	**$ 2.00**	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Dividend payout ratio of net income [1]	**15.7%**	61.8%	123.2%	60.1%	64.8%
Dividend payout ratio of free cash flow [1]	**32.2%**	35.2%	43.3%	57.0%	60.4%
Return on assets [1]	**7.7%**	2.4%	1.2%	3.0%	3.7%
Debt leverage ratio	**4.0**	4.5	5.0	3.5	3.4

[1] As defined. See "Key Performance Indicators".

[2] Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business.
This year, 14,000 postpaid mobile phone and 11,000 prepaid mobile phone customers impacted by the ongoing decommissioning of our 3G network have been excluded from our customer base and churn metrics above.

[3] Effective January 1, 2024, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers and we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers. Effective October 1, 2024, we adjusted our prepaid mobile phone subscriber base to remove 81,000 Rogers prepaid subscribers. We believe these adjustment more meaningfully reflect the underlying organic subscriber performance of our postpaid and prepaid mobile phone businesses.

[4] Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.

[5] On April 3, 2023, we acquired approximately 501,000 Shaw Mobile postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[6] Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.

[7] The following adjustments were made as we stopped selling new plans for the services as of the noted dates. Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers. Effective October 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 81,000 Rogers prepaid subscribers. Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers. Upon the completion of the migration of subscribers from legacy Fido Internet plans, effective April 1, 2025 and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers. We believe these adjustments more meaningfully reflect the underlying organic subscriber performance of our prepaid mobile phone and retail Internet businesses.



Management's Responsibility for Financial Reporting
December 31, 2025

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
- transactions are properly authorized and recorded;
- financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
- the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal control over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' reports. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 6, 2026

Tony Staffieri
President and Chief Executive Officer

Glenn Brandt
Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of certain acquired franchise right intangible assets in the acquisition of MLSE
As discussed in Note 3 to the consolidated financial statements, effective July 1, 2025, the Company acquired a holding company that indirectly held Bell's effective 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4,700 million in cash (MLSE Transaction). With the closing of the MLSE Transaction, the Company is the controlling shareholder of MLSE, with a 75% ownership interest. Based on the allocation of the total purchase consideration of $9,676 million, which included the fair value of Rogers' existing investment in MLSE of $4,976 million, the Company recorded $9,830 million of franchise right intangible assets. The fair value has been estimated using a market-based approach based on market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable.

We identified the assessment of the valuation of certain of the acquired franchise right intangible assets in the acquisition of MLSE as a critical audit matter. A high degree of auditor judgment was required to evaluate the selection and application of the market-based valuation approach and the key assumptions used to adjust the available market data, including precedent and anticipated franchise expansions data for local Toronto market factors, including population, gross domestic product, and number of major sports teams. A high degree of auditor judgment was required to evaluate these key assumptions due to the sensitivity of the valuation of the franchise right intangible assets to changes in these assumptions. Additionally, the audit effort associated with assessing the selection and application of the market-based valuation approach required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company's determination of the estimated fair value of certain acquired franchise right intangible assets, including controls over the selection and application of the market-based valuation approach and determination of the key assumptions. We evaluated the local Toronto market factors used by management to adjust the available market data in determining the fair value of the certain franchises by comparing the assumptions to precedent franchise sale transactions, external macroeconomic and market data, and publicly available North American professional sports league information. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the selection and application of the market-based approach by considering alternative valuation methods, and the reasonability of the valuation of franchise right intangible assets by considering the assessed value relative to other assets acquired in the transaction and the enterprise value of MLSE.

Recoverability of the carrying value of goodwill in the Media segment

As discussed in Note 10 to the consolidated financial statements, the Company tests goodwill for impairment annually as at October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a cash-generating unit (CGU) is the higher of its fair value less costs of disposal and value in use. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. The carrying value of goodwill in the Media segment as of December 31, 2025 was $4,781 million. Goodwill is monitored and tested for impairment at the Media segment level as a whole. The estimate of the recoverable amount of goodwill in the Media group is determined based on fair value less costs of disposal. Given the nature of the Media group, the determination of its fair value is not exclusively cash-flow-based and instead considers market revenue multiples and precedent team transactions, as applicable.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There was judgment applied in assessing the level at which goodwill was tested. In addition, there was a high degree of subjective auditor judgment required in evaluating the selection of the method to estimate the recoverable amount, determined based on fair value less costs of disposal using discounted cash flow and market approaches, as well as in estimating the key assumption with respect to revenue multiples.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and a control over the selection of the method used to estimate the recoverable amount and the revenue multiples assumption. We assessed the identification of CGUs and the allocation of goodwill to the Media group of CGUs for purposes of the annual impairment test by evaluating the level at which goodwill is monitored. We evaluated the revenue multiples assumption by sensitizing to assess the impact of changes in the revenue multiples assumption on the Company's determination of the recoverable amount. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the selection of the method to determine the recoverable amount by considering alternative valuation methods, and in assessing revenue multiples by evaluating relevant precedent transactions and comparable public information.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 6, 2026



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Maple Leaf Sports & Entertainment Ltd. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, Maple Leaf Sports & Entertainment Ltd.'s internal control over financial reporting associated with $0.6 billion of total revenues, $50 million of net income, $3.0 billion of total assets, 4% of current assets, 3% of non-current assets, 6% of current liabilities, and 1% of non-current liabilities included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Maple Leaf Sports & Entertainment Ltd.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 6, 2026

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2025	2024
Revenue	6	21,712	20,604
Operating expenses:			
Operating costs	7	11,892	10,987
Depreciation and amortization	8, 9, 10	4,802	4,616
Restructuring, acquisition and other	11	439	406
Finance costs	12	2,043	2,295
Gain on disposition of data centres	3	(69)	—
Other income	13	(5,021)	(6)
Income before income tax expense		7,626	2,306
Income tax expense	14	720	572
Net income for the year		6,906	1,734
Net income for the year attributable to:			
RCI shareholders		6,894	1,734
Non-controlling interest	30	12	—
Earnings per share attributable to RCI shareholders:			
Basic	15	$ 12.77	$ 3.25
Diluted	15	$ 12.74	$ 3.20

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2025	2024
Net income for the year		**6,906**	1,734
Other comprehensive income (loss):			
Items that will not be reclassified to net income:			
Defined benefit pension plans:			
Remeasurements	27	**115**	177
Related income tax expense	14	**(30)**	(48)
Defined benefit pension plans		**85**	129
Equity investments measured at fair value through other comprehensive income (FVTOCI):			
Increase in fair value	20	**37**	11
Related income tax recovery (expense)	14	**2**	(1)
Equity investments measured at FVTOCI		**39**	10
Items that will not be reclassified to net income		**124**	139
Items that may subsequently be reclassified to net income:			
Cash flow hedging derivative instruments:			
Unrealized (loss) gain in fair value of derivative instruments		**(25)**	1,081
Reclassification to net income of loss (gain) on debt derivatives		**1,409**	(1,983)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		**(65)**	(63)
Reclassification to net income for accrued interest		**(105)**	(57)
Related income tax recovery (expense)	14	**32**	(145)
Cash flow hedging derivative instruments		**1,246**	(1,167)
Items that may subsequently be reclassified to net income		**1,246**	(1,167)
Other comprehensive income (loss) for the year		**1,370**	(1,028)
Comprehensive income for the year		**8,276**	706
Comprehensive income for the year attributable to:			
RCI shareholders		**8,264**	706
Non-controlling interest		**12**	–

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	As at December 31 **2025**	As at December 31 2024
Assets			
Current assets:			
Cash and cash equivalents		**1,344**	898
Accounts receivable	16	**6,105**	5,478
Inventories	17	**550**	641
Current portion of contract assets	6	**151**	171
Other current assets	18	**1,239**	849
Current portion of derivative instruments	19	**99**	336
Total current assets		**9,488**	8,373
Property, plant and equipment	8, 9	**26,307**	25,072
Intangible assets	10	**28,898**	17,858
Investments	20	**1,291**	615
Derivative instruments	19	**746**	997
Financing receivables	16	**1,198**	1,189
Other long-term assets	21	**2,052**	1,027
Goodwill	3, 10	**20,032**	16,280
Total assets		**90,012**	71,411
Liabilities and equity			
Current liabilities:			
Short-term borrowings	22	**4,000**	2,959
Accounts payable and accrued liabilities		**4,831**	4,059
Income tax payable		**–**	26
Other current liabilities	23	**3,831**	482
Contract liabilities	6	**1,114**	800
Current portion of long-term debt	25	**1,186**	3,696
Current portion of lease liabilities	9	**690**	587
Total current liabilities		**15,652**	12,609
Provisions	24	**55**	61
Long-term debt	25	**35,872**	38,200
Lease liabilities	9	**2,428**	2,191
Other long-term liabilities	26	**2,225**	1,666
Deferred tax liabilities	14	**9,494**	6,281
Total liabilities		**65,726**	61,008
Equity			
Equity attributable to RCI shareholders	28	**17,751**	10,403
Non-controlling interest	28	**6,535**	–
Equity		**24,286**	10,403
Total liabilities and equity		**90,012**	71,411
Guarantees	31		
Commitments and contingent liabilities	32		
Subsequent events	28, 32		

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Edward S. Rogers
Director

Robert J. Gemmell
Director

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

(In millions of Canadian dollars, except number of shares)

	Attributable to RCI shareholders										
	Class A Voting Shares		Class B Non-Voting Shares								
Year ended December 31, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non-controlling interest	Total equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403	–	10,403
Net income for the year	–	–	–	–	6,894	–	–	–	6,894	12	6,906
Other comprehensive income:											
Defined benefit pension plans, net of tax	–	–	–	–	85	–	–	–	85	–	85
FVTOCI investments, net of tax	–	–	–	–	–	39	–	–	39	–	39
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	1,246	–	1,246	–	1,246
Total other comprehensive income	–	–	–	–	85	39	1,246	–	1,370	–	1,370
Comprehensive income for the year	–	–	–	–	6,979	39	1,246	–	8,264	12	8,276
Transactions with shareholders recorded directly in equity:											
Dividends declared (note 28)	–	–	–	–	(1,079)	–	–	–	(1,079)	–	(1,079)
Share price change on DRIP dividends	–	–	–	–	(2)	–	–	–	(2)	–	(2)
Non-controlling interests in shares of a subsidiary (note 28)	–	–	–	–	–	–	–	–	–	6,656	6,656
Dividends declared by a subsidiary to non-controlling interests	–	–	–	–	–	–	–	–	–	(133)	(133)
Shares issued as settlement of dividends (note 28)	–	–	165	4,124	–	–	–	–	165	–	165
Total transactions with shareholders	–	–	165	4,124	(1,081)	–	–	–	(916)	6,523	5,607
Balances, December 31, 2025	**71**	**111,152**	**2,415**	**429,073**	**16,528**	**32**	**(1,305)**	**10**	**17,751**	**6,535**	**24,286**

	Class A Voting Shares		Class B Non-Voting Shares						
Year ended December 31, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the year	–	–	–	–	1,734	–	–	–	1,734
Other comprehensive income (loss):									
Defined benefit pension plans, net of tax	–	–	–	–	129	–	–	–	129
FVTOCI investments, net of tax	–	–	–	–	–	10	–	–	10
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(1,167)	–	(1,167)
Total other comprehensive income (loss)	–	–	–	–	129	10	(1,167)	–	(1,028)
Comprehensive income (loss) for the year	–	–	–	–	1,863	10	(1,167)	–	706
Transactions with shareholders recorded directly in equity:									
Dividends declared (note 28)	–	–	–	–	(1,068)	–	–	–	(1,068)
Share price change in DRIP dividends	–	–	–	–	(4)	–	–	–	(4)
Shares issued as settlement of dividends (note 28)	–	–	329	6,080	–	–	–	–	329
Total transactions with shareholders	–	–	329	6,080	(1,072)	–	–	–	(743)
Balances, December 31, 2024	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2025	2024
Operating activities:			
Net income for the year		**6,906**	1,734
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	8, 9, 10	**4,802**	4,616
Program rights amortization	10	**86**	63
Finance costs	12	**2,043**	2,295
Income tax expense	14	**720**	572
Post-employment benefits contributions, net of expense	27	**75**	82
Income from associates and joint ventures	13	**(38)**	(8)
Gain on revaluation of MLSE investment	13	**(4,976)**	–
Gain on disposition of data centres	3	**(69)**	–
Other		**(128)**	(166)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		**9,421**	9,188
Change in net operating assets and liabilities	33	**(592)**	(876)
Income taxes paid		**(700)**	(545)
Interest paid, net		**(2,070)**	(2,087)
Cash provided by operating activities		**6,059**	5,680
Investing activities:			
Capital expenditures	8, 33	**(3,707)**	(4,041)
Additions to program rights and other intangible assets	10	**(105)**	(72)
Changes in non-cash working capital related to investing activities		**(78)**	136
Acquisitions and other strategic transactions, net of cash acquired	3	**(4,315)**	(475)
Other		**(7)**	(3)
Cash used in investing activities		**(8,212)**	(4,455)
Financing activities:			
Net proceeds received from short-term borrowings	22	**1,021**	1,138
Net repayment of long-term debt	25	**(3,478)**	(1,103)
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	19	**114**	107
Transaction costs incurred	25	**(104)**	(47)
Principal payments of lease liabilities	9	**(559)**	(478)
Dividends paid to RCI shareholders	28	**(913)**	(739)
Dividends paid by subsidiaries to non-controlling interest	28	**(133)**	–
Issuance of subsidiary shares to non-controlling interest	28	**6,656**	–
Other		**(5)**	(5)
Cash provided by (used in) financing activities		**2,599**	(1,127)
Change in cash and cash equivalents		**446**	98
Cash and cash equivalents, beginning of period		**898**	800
Cash and cash equivalents, end of period		**1,344**	898

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is Canada's communications, sports and entertainment company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and *the Company* refer to Rogers Communications Inc. and its subsidiaries. *RCI* refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

During the year ended December 31, 2025, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following completion of the MLSE Transaction, MLSE (see note 3). Effective this year, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

See note 5 for more information about our reportable operating segments.

References in these financial statements to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see note 3 to our 2024 Annual Audited Consolidated Financial Statements. References in these financial statements to the MLSE Transaction are to our acquisition of Bell's indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see note 3). References in these financial statements to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see note 28).

BUSINESS SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, restructuring, acquisition and other costs, and changes in income tax expense.

Wireless

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. More aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Cable operating results are affected by modest seasonal fluctuations, typically caused by:
- university and college students who live in temporary residences:
  - moving out early in the second quarter and canceling their service; and
  - students moving in late in the third quarter and signing up for cable service;
- individuals temporarily suspending wireline service for extended vacations or seasonal relocations;
- individuals temporarily activating satellite services for second or vacation homes during the second and third quarter;
- the timing of service pricing changes; and
- the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

Seasonal fluctuations relate to:
- the timing of regular season and postseason games in the major sports leagues in which we operate (see below); and
- periods of increased consumer activity and their impact on advertising cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter.

We own and operate the following major sports teams:
- the Toronto Blue Jays (Major League Baseball or MLB), for which the regular season typically runs from late March to September and the postseason occurs in October;
- the Toronto Maple Leafs (National Hockey League or NHL), for which the regular season typically runs from October to early April and the playoffs occur from mid-April to mid-June;
- the Toronto Raptors (National Basketball Association or NBA), for which the regular season typically runs from mid-October to mid-April and the playoffs occur from mid-April to June;
- the Toronto Football Club (Major League Soccer or MLS), for which the regular season typically runs from mid-February to mid-October and the playoffs occur from mid-October to early December; and
- the Toronto Argonauts (Canadian Football League or CFL), for which the regular season typically runs from early June to late October and the playoffs occur in November.

Revenue recognized, and the related costs incurred, on game-related items (tickets, merchandise, and concessions, for example) and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game-related items, if and when any of the teams play in their respective postseasons. We also have access to the broadcast rights for nationally broadcast NHL games and some or all of the broadcast rights for the Toronto Blue Jays, Toronto Maple Leafs, and Toronto Raptors home games. Programming and production costs for such broadcasts are expensed based on the number of games aired. Player payroll costs are expensed based on the number of games played by each team.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The Board of Directors (Board) authorized these consolidated financial statements for issue on March 6, 2026.

NOTE 2: MATERIAL ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
- certain financial instruments as disclosed in note 19, including investments (which are also disclosed in note 20), which are measured at fair value;
- the net deferred pension liability, which is measured as described in note 27; and
- liabilities for stock-based compensation, which are measured at fair value as disclosed in note 29.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation. In determining whether we control an entity, we assess the degree of power we can exert over the entity, the degree of variability to which we are exposed from our involvement with the entity, and whether we have the ability to affect our returns using our power. Net income and comprehensive income are attributed to RCI shareholders and non-controlling interests based on the non-controlling interests' share of the net income in the subsidiary in which they hold their interest. Equity attributable to RCI shareholders is reported separately from non-controlling interests in total equity.

(c) FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:
- monetary assets and liabilities—at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
- non-monetary assets and liabilities, and related depreciation and amortization—at the historical exchange rates; and
- revenue and expenses other than depreciation and amortization—at the average exchange rate for the month in which the transaction was recognized.

(d) ASSETS HELD FOR SALE
We classify non-current assets, or disposal groups consisting of assets and liabilities, as held-for-sale if it is highly probable their carrying amounts will be recovered primarily through a sale rather than through continued use. Assets, or disposal groups, classified as held-for-sale are measured at the lower of (i) their carrying amount and (ii) fair value less costs to sell. Once classified as held-for-sale, property, plant and equipment and finite-life intangible assets are no longer depreciated or amortized, respectively. Classifying assets or disposal groups as held for sale can require significant judgment in determining if the sale is highly probable, especially for larger assets or disposal groups. This requires an assessment of, among other things, whether management is committed to the sale and it is unlikely significant changes to the disposal plan will be made. We regularly reassess assets or disposal groups classified as held-for-sale to determine if their sales are still highly probable and, if not, we reclassify them to their original captions in the Consolidated Statement of Financial Position.

(e) PLAYER COMPENSATION
Annual contractual player salaries are expensed over the applicable regular season on a straight-line basis. Signing bonuses paid to players are considered earned when the contract is executed by both the player and the team. At that time, we recognize a deferred player compensation liability, reflecting our obligation to pay the signing bonus to the player, and a corresponding deferred player compensation asset. The current and long-term portions of the asset and liability are recognized in other current (or long-term) assets or liabilities based on the recognition and payment schedule associated with each signing bonus. The liability for signing bonuses paid over all or part of a player's contract is recognized at present value. The asset is amortized over the applicable sports league's regular season on a straight-line basis over the fixed contract term of the player.

(f) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2025
We adopted the following IFRS amendments in 2025. They did not have a material effect on our consolidated financial statements.
- Amendments to IAS 21, *The Effects of Changes in Foreign Exchange Rates—Lack of Exchangeability*, clarifying when a currency is exchangeable and when it is not exchangeable.

(g) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
- IFRS 18, *Presentation and Disclosure in Financial Statements* (replacing IAS 1, *Presentation of Financial Statements*), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.
- Amendments to IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures,* clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems (January 1, 2026).

We are assessing the impacts IFRS 18 and the amendments to IFRS 9 and IFRS 7 will have on our consolidated financial statements. We do not expect the amendments to have a material impact on adoption; however, our consolidated statement of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

(h) ADDITIONAL MATERIAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, we make judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. The accounting policies applied in 2025 were consistent with those applied in 2024. Our material accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:

- information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
- information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
- information on our material accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
3	Business Combinations and Sales	107	X	X	X
5	Reportable Segments	111	X		X
6	Revenue Recognition	113	X	X	X
8	Property, Plant and Equipment	117	X	X	X
9	Leases	119	X	X	X
10	Intangible Assets and Goodwill	121	X	X	X
11	Restructuring, Acquisition and Other	125	X		X
14	Income Taxes	126	X		X
15	Earnings Per Share	127	X		
16	Accounts Receivable	128	X		
17	Inventories	128	X		
19	Financial Instruments	129	X	X	X
20	Investments	140	X		
24	Provisions	144	X	X	
27	Post-Employment Benefits	149	X	X	
29	Stock-Based Compensation	154	X	X	
32	Commitments and Contingent Liabilities	159	X		X

NOTE 3: BUSINESS COMBINATIONS AND SALES

ACCOUNTING POLICY

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred, the equity interests we issued, and the liabilities we incurred to former owners of the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

ESTIMATES

We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

JUDGMENTS

We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities.

ACQUISITION OF MLSE

Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired a holding company that indirectly held Bell's effective 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see note 25). With the closing of the MLSE Transaction, we are the controlling shareholder of MLSE, with a 75% ownership interest. Immediately before acquiring control of an entity, IFRS requires a pre-existing non-controlling equity interest be remeasured at fair value, with any resulting gain or loss recognized in net income. In 2025, we recognized a $5 billion non-cash gain (reflecting the investment's fair value) associated with our existing 37.5% interest in MLSE (see note 13). The holder (MLSE minority holder) of the 25% non-controlling interest in MLSE (MLSE non-controlling interest) has a right to require we purchase its interest beginning in July 2026 at an agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the MLSE non-controlling interest under the same terms.

MLSE owns the *Toronto Maple Leafs* (NHL), *Toronto Raptors* (NBA), *Toronto FC* (MLS), the *Toronto Argonauts* (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses (see note 20). The MLSE Transaction added significantly to our other sports assets, including the *Toronto Blue Jays, Rogers Centre,* and

Sportsnet. MLSE's financial results are included in our Media reportable segment effective July 1, 2025.

Total consideration in the business combination reflects $4.7 billion in cash paid to Bell plus the closing-date fair value of our existing investment in MLSE of $5 billion.

The major classes of assets acquired, along with the allocation of fair value to each, consist of property, plant and equipment ($1 billion) and intangible assets ($12 billion, primarily franchise rights and associated trademarks). We have recognized goodwill of $4 billion associated with the acquisition in our Media reportable segment, which arises principally from the recognition of deferred tax liabilities on the indefinite-life intangible assets recognized (see below), the assembled player and non-player workforce, and synergies expected to be generated by the acquisition. Goodwill is not deductible for tax purposes.

Purchase price allocation

The following table summarizes the total purchase consideration and the fair value assigned to each major class of assets and liabilities as at July 1, 2025. Updates from the preliminary purchase price allocation primarily reflect revised fair values for franchise rights and trademark intangible assets ($180 million increase), investments ($47 million increase), the MLSE put liability ($26 million decrease), and the related deferred tax liability impacts ($65 million increase), reflecting a net $220 million decrease to goodwill.

(In millions of dollars)	Total
Cash consideration	4,700
Fair value of Rogers' existing investment in MLSE	4,976
Total purchase consideration	9,676
Net identifiable asset or liability:	
Cash and cash equivalents	201
Accounts receivable (net of allowance for doubtful accounts of $8 million)	122
Other current assets	91
Property, plant and equipment	995
Intangible assets	11,578
Investments (note 20)	602
Other long-term assets	183
Accounts payable and accrued liabilities	(601)
MLSE put liability	(3,316)
Other current liabilities	(81)
Contract liabilities	(268)
Current portion of lease liabilities	(9)
Long-term debt	(298)
Lease liabilities	(95)
Other long-term liabilities	(204)
Deferred tax liabilities	(3,036)
Total fair value of identifiable net assets acquired	5,864
Goodwill	3,812

Property, plant and equipment
The table below summarizes the allocation for property, plant and equipment acquired in connection with the MLSE Transaction on closing as at December 31, 2025.

(In millions of dollars)	Land and buildings	Computer equipment and software	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 9)	Total property, plant and equipment
Acquired from business combination	652	20	92	70	40	**874**	121	**995**
Depreciation since July 1, 2025	18	5	3	7	–	**33**	4	**37**
Net carrying amount	634	15	89	63	40	**841**	117	**958**

Property, plant and equipment are being amortized over their remaining estimated useful lives, estimated as follows.

Asset	Basis	Estimated remaining useful life
Buildings	Diminishing balance	30 to 60 years
	Straight-line	6 to 10 years
Computer equipment and software	Straight-line	1 to 5 years
Leasehold improvements	Straight-line	10 to 30 years
Equipment and vehicles	Diminishing balance	1 to 15 years
	Straight-line	1 to 15 years
Right-of-use assets	Straight-line	Over remaining lease term

Intangible assets
The table below summarizes the allocation for intangible assets acquired in connection with the MLSE Transaction on closing as at December 31, 2025.

(In millions of dollars)	Franchise rights	Trademarks	Ticket holder and sponsor relationships	Other intangible assets	Total intangible assets	Goodwill	Total intangible assets and goodwill
Acquired from business combination	9,830	1,364	363	21	**11,578**	3,812	**15,390**
Amortization since July 1, 2025	–	–	7	1	**8**	–	**8**
Net carrying amount	**9,830**	**1,364**	**356**	**20**	**11,570**	**3,812**	**15,382**

Franchise rights and trademarks have indefinite lives and are not being amortized. Ticket holder and sponsor relationships reflect existing relationships with season ticket holders and corporate sponsors; they are being amortized over their estimated useful lives of 25 to 30 years. Other intangible assets are being amortized over their estimated useful life of 16 years.

The valuation of the acquired intangible assets, particularly franchise rights, required significant estimation and judgment. The fair value has been estimated using a market-based approach based on market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable. This required significant estimation to determine the adjustments to available market data for local Toronto market factors, including population, gross domestic product, and number of major sports teams. Changes in any of these estimates and assumptions could have had a significant impact on the valuation of the acquired franchise right assets.

MLSE put liability
The MLSE put liability reflects our estimate of the fair value of the MLSE non-controlling interest and is recognized in "other current liabilities". It is a financial liability measured at fair value through profit and loss and is categorized at Level 3 in the fair value hierarchy. The fair value has been estimated using a market-based approach based on the values of the underlying teams and net assets owned by MLSE. Changes in the assumptions related to the team values underlying the valuation could have a material impact on the fair value of the MLSE put liability.

Pro forma information
Revenue of approximately $0.6 billion and net income of approximately $50 million from MLSE are included in the consolidated statement of income from the date of acquisition. Our consolidated revenue and net income for the year ended December 31, 2025 would have been approximately $22.5 billion and $6.9 billion, respectively, had the MLSE Transaction closed on January 1, 2025. These pro forma amounts reflect depreciation and amortization of applicable elements of the purchase price allocation, related tax adjustments, and the elimination of intercompany transactions.

SALE OF DATA CENTRE BUSINESS

In December 2025, we sold our customer-facing data centre business to InfraRed Capital Partners for total proceeds of $184 million, resulting in a gain on sale of $69 million. The transaction did not include our corporate data centres used for our own network and IT purposes. Prior to being classified as "held for sale" as at September 30, 2025 (at which point depreciation on the assets ceased), the assets and liabilities related to the customer-facing data centre business were historically included in our Cable reportable segment.

NOTE 4: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all our commitments and to execute our business plan. We define capital we manage as equity, indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities), net of cash and cash equivalents and derivative instruments.

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board as necessary, issue or repay debt or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires a minimum level of regulatory capital be maintained. Our subsidiary was in compliance with that requirement as at December 31, 2025 and 2024. The capital requirements are not material to us as at December 31, 2025 or December 31, 2024.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements.

KEY METRICS AND RATIOS

We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. While our debt leverage ratio has increased as a result of the MLSE Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at December 31, 2025 and 2024, we met our objectives for these metrics.

(In millions of dollars, except ratios)	As at December 31	
	2025	2024
Adjusted net debt [1,2]	**38,856**	43,330
Divided by: trailing 12-month adjusted EBITDA	**9,820**	9,617
Debt leverage ratio	**4.0**	4.5

[1] For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[2] For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period since the MLSE Transaction closed in July 2025 to December 2025 and standalone Rogers results prior to July 2025.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

As a result of closing the network transaction (see note 28), we have revised the calculation of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company.

(In millions of dollars)	Note	Years ended December 31	
		2025	2024
Adjusted EBITDA	5	**9,820**	9,617
Deduct:			
Capital expenditures [1]	8, 33	**3,707**	4,041
Interest on borrowings, net and capitalized interest	12	**1,924**	1,986
Cash income taxes [2]		**700**	545
Distributions paid by subsidiaries to non-controlling interests	28	**133**	–
Free cash flow		**3,356**	3,045

[1] Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences or additions to right-of-use assets, or assets acquired through business combinations.

[2] Cash income taxes are net of refunds received.

(In millions of dollars)	Note	Years ended December 31 2025	2024
Cash provided by operating activities		**6,059**	5,680
Add (deduct):			
Capital expenditures	8, 33	**(3,707)**	(4,041)
Interest on borrowings, net and			
capitalized interest	12	**(1,924)**	(1,986)
Interest paid, net		**2,070**	2,087
Restructuring, acquisition and other	11	**439**	406
Program rights amortization	10	**(86)**	(63)
Change in net operating assets and			
liabilities	33	**592**	876
Distributions paid by subsidiaries to			
non-controlling interests	28	**(133)**	–
Post-employment benefit contributions,			
net of expense	27	**(75)**	(82)
Cash flows relating to other operating			
activities		**128**	166
Other investment losses (income)	13	**(7)**	2
Free cash flow		**3,356**	3,045

Available liquidity

Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at December 31, 2025 and 2024, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our Canada Infrastructure Bank credit agreement (see note 25) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This year, we borrowed $71 million (2024 – $64 million) under this facility.

As at December 31, 2025

(In millions of dollars)	Note	Total sources	Drawn	Letters of credit	Net available
Cash and cash equivalents		1,344	–	–	**1,344**
Bank credit facilities [1]:					
Revolving	25	4,260	115	10	**4,135**
Non-revolving	22	2,300	2,300	–	**–**
Outstanding letters of credit	25	45	–	45	**–**
Receivables securitization [1]	22	2,400	2,000	–	**400**
Total		10,349	4,415	55	**5,879**

[1] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2024

(In millions of dollars)	Note	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents		898	–	–	–	898
Bank credit facilities [2]:						
Revolving	25	4,000	–	10	455	3,535
Non-revolving	22	500	500	–	–	–
Outstanding letters of credit	25	3	–	3	–	–
Receivables securitization [2]	22	2,400	2,000	–	–	400
Total		7,801	2,500	13	455	4,833

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our then outstanding US CP borrowings that were backstopped by our revolving credit facility.

NOTE 5: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

JUDGMENTS
We make significant judgments in determining our operating segments and in determining the appropriate allocation of shared costs between our segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

REPORTABLE SEGMENTS
Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Effective July 2025, TSC was transferred from the Media segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2025 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue from external customers		10,603	7,800	2,997	312	**21,712**
Revenue from internal customers		112	68	291	(471)	**–**
Total revenue	6	10,715	7,868	3,288	(159)	**21,712**
Operating costs	7	5,351	3,283	3,047	211	**11,892**
Adjusted EBITDA		5,364	4,585	241	(370)	**9,820**
Depreciation and amortization	8, 9, 10					**4,802**
Restructuring, acquisition and other	11					**439**
Finance costs	12					**2,043**
Gain on disposition of data centres	3					**(69)**
Other income	13					**(5,021)**
Income before income tax expense						**7,626**
Capital expenditures	8	1,471	1,803	206	227	**3,707**
Goodwill	10	1,634	13,617	4,781	–	**20,032**

Year ended December 31, 2024 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue from external customers		10,528	7,801	1,973	302	20,604
Revenue from internal customers		67	75	269	(411)	–
Total revenue	6	10,595	7,876	2,242	(109)	20,604
Operating costs	7	5,283	3,358	2,154	192	10,987
Adjusted EBITDA		5,312	4,518	88	(301)	9,617
Depreciation and amortization	8, 9, 10					4,616
Restructuring, acquisition and other	11					406
Finance costs	12					2,295
Other income	13					(6)
Income before income tax expense						2,306
Capital expenditures	8	1,596	1,939	259	247	4,041
Goodwill	10	1,634	13,677	969	–	16,280

NOTE 6: REVENUE

ACCOUNTING POLICY

Contracts with customers

We record revenue from contracts with customers in accordance with the five steps in IFRS 15, *Revenue from contracts with customers*, as follows:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price, which is the total consideration provided by the customer;
4. allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5. recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising and sponsorship	When the advertising or other material airs on our radio or television stations or is displayed on our properties
Sale of content to television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Sports team home game admission and food and beverage	When the related games are played during the applicable sports season and when goods are sold
Revenue from sports leagues, including broadcast rights, revenue sharing agreements, and other distributions where the league acts as an agent of ours	In the applicable period, when the amount is determinable
Today's Shopping Choice and sports team merchandise	When the goods are transferred to the end customer
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on contracts containing significant financing components and on credit card receivables using the effective interest method in accordance with IFRS 9, *Financial Instruments*. We recognize revenue from distributions from league entities which distribute funds between member clubs in the applicable period when the amount is determinable.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Holders of the Rogers Mastercard have the option to finance devices through Rogers Bank over 36-month or 48-month terms. Payment terms for typical Media performance obligations range from prepaid in advance to immediate (e.g. sporting game tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are recognized in "other long-term assets" on our Consolidated Statements of Financial Position.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to sporting game ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods. Our long-term contract liabilities are recognized in "other long-term liabilities" on our Consolidated Statements of Financial Position.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts. Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in "other assets" and amortize them to "operating costs" over the pattern of the transfer of goods and services to the customer, which ranges from 12 to 90 months. Effective January 1, 2024, as a result of an increase in the customer lifecycle, we updated our amortization period for consumer Wireless and Cable commissions from 24 months to 32 months to better reflect the estimated economic lives of these relationships, which lowered amortization by approximately $115 million for the year ended December 31, 2024. Effective July 1, 2025, as a result of a further increase in customer lifecycle, we updated our amortization period for consumer Wireless commissions from 32 months to 35 months, which lowered amortization by approximately $30 million for the year ended December 31, 2025.

ESTIMATES
We use estimates in:
- determining the transaction price of our contracts, which requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract;
- determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations; and

- determining the appropriate amortization period of deferred commission cost assets, taking into account the expected pattern of benefits we will receive from the payment of commissions.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination and to estimate the extent of device returns.

CONTRACT ASSETS

Below is a summary of our contract assets from contracts with customers, net of an allowance for doubtful accounts, and the significant changes in those balances during the years ended December 31, 2025 and 2024.

		Years ended December 31	
(In millions of dollars)	Note	2025	2024
Balance, beginning of year		268	276
Additions from new contracts with customers, net of terminations and renewals		190	173
Amortization of contract assets to accounts receivable		(205)	(181)
Balance, end of year		253	268
Current		151	171
Long-term		102	97
Balance, end of year		253	268

CONTRACT LIABILITIES

Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2025 and 2024.

		Years ended December 31	
(In millions of dollars)	Note	2025	2024
Balance, beginning of year		1,082	1,044
Contract liabilities assumed	3	268	–
Revenue deferred in previous year and recognized as revenue in current year		(1,096)	(771)
Net additions from contracts with customers		1,133	809
Balance, end of year		1,387	1,082
Current		1,114	800
Long-term		273	282
Balance, end of year		1,387	1,082

DEFERRED COMMISSION COST ASSETS

Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2025 and 2024. The deferred commission cost assets are presented within "other current assets" (when they will be amortized into operating costs within one year of the date of the financial statements) or "other long-term assets".

	Years ended December 31	
(In millions of dollars)	2025	2024
Balance, beginning of year	753	488
Additions to deferred commission cost assets	711	640
Amortization recognized on deferred commission cost assets	(514)	(375)
Balance, end of year	950	753
Current	500	417
Long-term	450	336
Balance, end of year	950	753

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS

The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2025. The unsatisfied portion of the transaction price of the performance obligations relates primarily to monthly services; we expect to recognize it substantially over the next three to five years.

(In millions of dollars)	2026	2027	2028	Thereafter	Total
Telecommunications service	2,786	1,000	76	241	4,103
Media services	52	52	52	219	375

We have elected to utilize the following practical expedients and not disclose:
- the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
- the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Wireless		
Service revenue	**8,030**	8,041
Equipment revenue	**2,573**	2,487
Revenue from external customers	**10,603**	10,528
Service revenue from internal customers	**112**	67
Total Wireless	**10,715**	10,595
Cable		
Service revenue	**7,765**	7,750
Equipment revenue	**35**	51
Revenue from external customers	**7,800**	7,801
Service revenue from internal customers	**68**	75
Total Cable	**7,868**	7,876
Media		
Revenue from external customers	**2,997**	1,973
Revenue from internal customers	**291**	269
Total Media	**3,288**	2,242
Corporate items		
Revenue from external customers	**312**	302
Revenue from internal customers	**42**	23
Total Corporate items	**354**	325
Intercompany eliminations	**(513)**	(434)
Total revenue	**21,712**	20,604
Total service revenue	**19,104**	18,066
Total equipment revenue	**2,608**	2,538
Total revenue	**21,712**	20,604

Total revenue includes $241 million (2024 – $159 million) of other revenue recognized under IFRS 16 or IFRS 9, the majority of which reflects interest revenue earned on credit card receivables by Rogers Bank.

NOTE 7: OPERATING COSTS

		Years ended December 31	
(In millions of dollars)	Note	**2025**	2024
Cost of equipment sales	17	**2,496**	2,540
Merchandise for resale	17	**241**	209
Goods and services purchased		**6,564**	5,930
Employee salaries, benefits, and stock-based compensation		**2,591**	2,308
Total operating costs		**11,892**	10,987

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

The following accounting policy applies to property, plant and equipment excluding right-of-use assets. Our accounting policy for right-of-use assets is included in note 9.

Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
- costs directly associated with bringing the assets to a working condition for their intended use, including the cost of materials and labour;
- expected costs of decommissioning the items and restoring the sites on which they are located (see note 24); and
- borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	15 to 60 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use.

We expense research expenditures, maintenance costs, and training costs as incurred.

We recognize government financial assistance related to property, plant and equipment as a reduction of the cost or carrying amount of the asset when there is reasonable assurance we will comply with the conditions of the assistance and the assistance will be received.

Impairment testing, including recognition and measurement of an impairment charge
See "Impairment Testing" in note 10 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates as described in note 10 in determining the recoverable amount of property, plant and equipment.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

DETAILS OF PROPERTY, PLANT AND EQUIPMENT

The tables below summarize our property, plant and equipment as at December 31, 2025 and 2024.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 9)	Total property, plant and equipment
Cost										
As at January 1, 2025	2,005	32,150	7,914	3,205	843	1,527	2,734	**50,378**	4,047	**54,425**
Additions and transfers from construction in process	45	2,916	1,256	365	21	139	(879)	**3,863**	882	**4,745**
Acquisitions from business combinations (note 3)	652	–	20	–	92	70	40	**874**	121	**995**
Disposals and other	(18)	(870)	(576)	6	(71)	(67)	(98)	**(1,694)**	(253)	**(1,947)**
As at December 31, 2025	**2,684**	**34,196**	**8,614**	**3,576**	**885**	**1,669**	**1,797**	**53,421**	**4,797**	**58,218**
Accumulated depreciation										
As at January 1, 2025	714	17,342	5,988	2,417	496	1,044	–	**28,001**	1,352	**29,353**
Depreciation	118	2,146	908	477	51	90	–	**3,790**	455	**4,245**
Disposals and other	(1)	(821)	(564)	(67)	(68)	(57)	–	**(1,578)**	(109)	**(1,687)**
As at December 31, 2025	**831**	**18,667**	**6,332**	**2,827**	**479**	**1,077**	**–**	**30,213**	**1,698**	**31,911**
Net carrying amount										
As at January 1, 2025	1,291	14,808	1,926	788	347	483	2,734	**22,377**	2,695	**25,072**
As at December 31, 2025	**1,853**	**15,529**	**2,282**	**749**	**406**	**592**	**1,797**	**23,208**	**3,099**	**26,307**

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 9)	Total property, plant and equipment
Cost										
As at January 1, 2024	1,447	30,499	7,931	3,003	817	1,451	2,264	**47,412**	3,744	**51,156**
Additions and transfers from construction in process	296	2,466	425	285	37	121	470	**4,100**	649	**4,749**
Disposals and other	262	(815)	(442)	(83)	(11)	(45)	–	**(1,134)**	(346)	**(1,480)**
As at December 31, 2024	2,005	32,150	7,914	3,205	843	1,527	2,734	**50,378**	4,047	**54,425**
Accumulated depreciation										
As at January 1, 2024	474	16,040	5,590	2,073	447	1,017	–	**25,641**	1,183	**26,824**
Depreciation	106	2,068	866	492	63	70	–	**3,665**	408	**4,073**
Disposals and other	134	(766)	(468)	(148)	(14)	(43)	–	**(1,305)**	(239)	**(1,544)**
As at December 31, 2024	714	17,342	5,988	2,417	496	1,044	–	**28,001**	1,352	**29,353**
Net carrying amount										
As at January 1, 2024	973	14,459	2,341	930	370	434	2,264	**21,771**	2,561	**24,332**
As at December 31, 2024	1,291	14,808	1,926	788	347	483	2,734	**22,377**	2,695	**25,072**

During the year ended December 31, 2025, we recognized $73 million (2024 – $134 million) in network capital expenditure-related government grants and received $55 million (2024 – $59 million) in cash.

During 2025, we recognized capitalized interest on property, plant and equipment at a weighted average rate of approximately 4.8% (2024 – 4.2%).

Annually, we perform an analysis to identify fully depreciated assets that have been retired from active use. In 2025, this resulted in an adjustment to cost and accumulated depreciation of $1,230 million (2024 – $1,281 million). The disposals had nil impact on the Consolidated Statements of Income.

Except for certain permitted liens (such as statutory rights of way, builder's liens, or tax liens), BNSI cannot grant or permit to exist any liens over its assets without the unanimous approval of its board and shareholders.

NOTE 9: LEASES

ACCOUNTING POLICY

At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
- the contract involves the use of an identified asset;
- we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
- we have the right to direct the use of the asset.

LESSEE ACCOUNTING

We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:
- the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
- any initial direct costs incurred; and
- an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
- any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:
- the non-cancellable period of the lease;
- periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
- periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:
- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or rate;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments

Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING

When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into revenue on a straight-line basis.

ESTIMATES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS

Lessee

We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

Lessor

We make judgments in determining whether a lease should be classified as an operating lease or a finance lease based on if the agreement transfers substantially all the risks and rewards incidental to ownership of the underlying asset.

DETAILS OF LEASES

We primarily lease:

- land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings;
- wireless and cable network collocations on or in structures owned by other entities and certain wireless network equipment;
- customer premise equipment; and
- the majority of our vehicle fleet.

The non-cancellable contract periods for our leases typically range from three to twenty years.

RIGHT-OF-USE ASSETS

The tables below summarize our right-of-use assets as at December 31, 2025 and 2024.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Customer premise equipment	Equipment and vehicles	Total right-of use assets
Cost					
As at January 1, 2025	2,142	956	810	139	**4,047**
Additions	329	194	285	74	**882**
Acquisitions from business combinations (note 3)	120	–	–	1	**121**
Disposals and other	(47)	–	(171)	(35)	**(253)**
As at December 31, 2025	**2,544**	**1,150**	**924**	**179**	**4,797**
Accumulated depreciation					
As at January 1, 2025	788	330	161	73	**1,352**
Depreciation	185	103	137	30	**455**
Disposals and other	(6)	1	(87)	(17)	**(109)**
As at December 31, 2025	**967**	**434**	**211**	**86**	**1,698**
Net carrying amount					
As at January 1, 2025	1,354	626	649	66	**2,695**
As at December 31, 2025	**1,577**	**716**	**713**	**93**	**3,099**

(In millions of dollars)	Land and buildings	Cable and wireless networks	Customer premise equipment	Equipment and vehicles	Total right-of use assets
Cost					
As at January 1, 2024	2,082	900	655	107	**3,744**
Additions	187	118	301	43	**649**
Disposals and other	(127)	(62)	(146)	(11)	**(346)**
As at December 31, 2024	2,142	956	810	139	**4,047**
Accumulated depreciation					
As at January 1, 2024	727	284	118	54	**1,183**
Depreciation	157	108	119	24	**408**
Disposals and other	(96)	(62)	(76)	(5)	**(239)**
As at December 31, 2024	788	330	161	73	**1,352**
Net carrying amount					
As at January 1, 2024	1,355	616	537	53	**2,561**
As at December 31, 2024	1,354	626	649	66	**2,695**

LEASE LIABILITIES

Variable lease payments during 2025 were $29 million (2024 – $20 million).

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2025. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $825 million as at December 31, 2025 (2024 – $715 million).

(In millions of dollars)	Note	2025	2024
		Years ended December 31	
Lease liabilities, beginning of year		**2,778**	2,593
Net additions		**771**	656
Lease liabilities acquired through the MLSE Transaction	3	**104**	–
Interest expense on lease liabilities	12	**147**	137
Interest payments on lease liabilities		**(123)**	(130)
Principal payments of lease liabilities		**(559)**	(478)
Lease liabilities, end of year		**3,118**	2,778
Current liability		**690**	587
Long-term liability		**2,428**	2,191
Lease liabilities		**3,118**	2,778

OTHER LEASE MATTERS

During the year ended December 31, 2025, we sold wireless network tower and wireline conduit assets under construction for $144 million (2024 – $50 million) to an entity that will complete construction and from which we will lease space on those assets once complete for terms of 3 years. Under certain circumstances, we have an ability, which becomes available in 2031, to purchase that entity (from which we currently lease space on these and other wireless network towers and wireline conduit). The purchase price will be based on the entity earning a certain rate of return considering our ongoing lease payments; we currently estimate the purchase price, if elected at the time, would be approximately $400 million.

NOTE 10: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin amortizing intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:
• its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and

- any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, franchise rights, broadcast licences, the Rogers and Fido brand names, and the trademarks of the Toronto Maple Leafs, the Toronto Raptors, and Toronto FC.

Finite useful lives
We amortize intangible assets with finite useful lives, other than acquired program rights, into "depreciation and amortization" on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 20 years
Ticket holder and sponsor relationships	25 to 30 years
Brand names	3 to 10 years
Other intangible assets	15 to 20 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize "program rights" on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in "operating costs" on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating costs during the applicable seasons based on the pattern in which the programming is aired or rights are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in "other current assets" on our Consolidated Statements of Financial Position, as the rights will be consumed within one year of the date of the financial statements.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment annually as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire cash-generating unit (CGU) to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combinations from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU, group of CGUs, or asset is the higher of its:
- fair value less costs of disposal; and
- value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

ESTIMATES
We use estimates in determining the recoverable amount of long-lived assets. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
- future cash flows;
- terminal growth rates;
- discount rates; and
- when recoverable amount is based on fair value less costs of disposal, market information such as:
  - revenue or profit multiples; and
  - precedent transactions in the relevant industry.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs of disposal in one of the following two ways:

- analyzing discounted cash flows—we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
- using a market approach—we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate certain assets as having indefinite useful lives. For our spectrum and broadcast licences, we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. All our franchise rights, brand names with indefinite lives, and trademarks have been acquired through business combinations and we believe each has sufficient prestige and renown such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licenses.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. For example, in Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

DETAILS OF INTANGIBLE ASSETS
The tables below summarize our intangible assets as at December 31, 2025 and 2024.

	Indefinite-life				Finite-life							
(In millions of dollars)	Spectrum licences	Franchise rights	Broadcast licences	Brand names and trademarks	Customer relationships	Ticket holder and sponsor relationships	Acquired program rights	Brand names	Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost												
As at January 1, 2025	12,197	–	325	420	7,612	–	200	97	52	20,903	16,501	37,404
Accumulated impairment losses	–	–	(109)	(14)	–	–	(5)	–	–	(128)	(221)	(349)
Cost, net of impairment losses	12,197	–	216	406	7,612	–	195	97	52	20,775	16,280	37,055
Additions	–	–	–	–	–	–	93	–	12	105	–	105
Acquisitions from business combinations (note 3)	–	9,830	–	1,364	–	363	–	–	21	11,578	3,812	15,390
Disposals and other [1]	–	–	–	–	(104)	–	(62)	–	–	(166)	(60)	(226)
As at December 31, 2025	12,197	9,830	216	1,770	7,508	363	226	97	85	32,292	20,032	52,324
Accumulated amortization												
As at January 1, 2025	–	–	–	270	2,538	–	60	44	5	2,917	–	2,917
Amortization [2]	–	–	–	–	518	7	86	27	5	643	–	643
Disposals and other [1]	–	–	–	–	(106)	–	(60)	–	–	(166)	–	(166)
As at December 31, 2025	–	–	–	270	2,950	7	86	71	10	3,394	–	3,394
Net carrying amount												
As at January 1, 2025	12,197	–	216	136	5,074	–	135	53	47	17,858	16,280	34,138
As at December 31, 2025	12,197	9,830	216	1,500	4,558	356	140	26	75	28,898	20,032	48,930

[1] Includes disposals, impairments, reclassifications, and other adjustments.

[2] Of the $643 million of total amortization, $86 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $557 million in "depreciation and amortization" on the Consolidated Statements of Income.

	Indefinite-life			Finite-life						
(In millions of dollars)	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Brand names	Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost										
As at January 1, 2024	11,717	330	420	7,604	200	75	52	**20,398**	16,501	**36,899**
Accumulated impairment losses	–	(99)	(14)	–	(5)	–	–	**(118)**	(221)	**(339)**
Cost, net of impairment losses	11,717	231	406	7,604	195	75	52	**20,280**	16,280	**36,560**
Additions	480	–	–	8	72	22	–	**582**	–	**582**
Disposals and other [1]	–	(15)	–	–	(72)	–	–	**(87)**	–	**(87)**
As at December 31, 2024	12,197	216	406	7,612	195	97	52	**20,775**	16,280	**37,055**
Accumulated amortization										
As at January 1, 2024	–	–	270	2,025	68	19	2	**2,384**	–	**2,384**
Amortization [2]	–	–	–	513	62	25	3	**603**	–	**603**
Disposals and other [1]	–	–	–	–	(70)	–	–	**(70)**	–	**(70)**
As at December 31, 2024	–	–	270	2,538	60	44	5	**2,917**	–	**2,917**
Net carrying amount										
As at January 1, 2024	11,717	231	136	5,579	127	56	50	**17,896**	16,280	**34,176**
As at December 31, 2024	12,197	216	136	5,074	135	53	47	**17,858**	16,280	**34,138**

[1] Includes disposals, impairments, reclassifications, and other adjustments.

[2] Of the $603 million of total amortization, $62 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $541 million in "depreciation and amortization" on the Consolidated Statements of Income.

Franchise rights reflect the July 1, 2025 estimated fair values of the Toronto Maple Leafs ($3,270 million), Toronto Raptors ($5,740 million), and Toronto FC ($820 million) franchises. Indefinite-life brand names and trademarks include the July 1, 2025 estimated fair values of the Toronto Maple Leafs ($890 million) and Toronto Raptors ($440 million) trademarks.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, significantly correspond to our reportable segments as disclosed in note 5. Our Cable reportable segment as disclosed in note 5 is composed of our Cable CGU and our Satellite CGU.

Below is an overview of the methods and key assumptions we used in 2025, as of October 1, to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)

	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,634	12,331	Value in use	5	2.0	7.9
Cable	13,533	–	Value in use	5	1.0	8.0
Media group [1]	4,781	11,410	Fair value less costs of disposal	5	2.0	10.9
Leafs	–	4,160	Fair value less costs of disposal	n/a	n/a	n/a
Raptors	–	6,180	Fair value less costs of disposal	n/a	n/a	n/a
TFC	–	854	Fair value less costs of disposal	n/a	n/a	n/a

[1] The carrying value of indefinite-life intangible assets for Media includes the carrying values of the Leafs, Raptors, and TFC indefinite-life intangible assets.

Our fair value measurements for the Leafs, Raptors, and TFC CGUs are classified as Level 2 in the fair value hierarchy. Our fair value measurement for the Media group is classified as Level 3.

Given the unique nature of our Media group, Leafs, Raptors, and TFC CGUs, the determination of fair value for these CGUs is not exclusively cash-flow-based and instead considers market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable.

We did not recognize an impairment charge related to our goodwill or intangible assets during the year ended December 31, 2025 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values. During the year ended December 31, 2024, we recognized $15 million in restructuring, acquisition and other related to an impairment of the broadcast licences in our Radio CGU (part of our Media group) as a result of the continued decline in the advertising market and a corresponding decline in the CGU's recoverable amount.

NOTE 11: RESTRUCTURING, ACQUISITION AND OTHER

ACCOUNTING POLICY

We define restructuring costs as employee costs associated with the targeted restructuring of our employee base, or other costs associated with significant changes in either the scope of business activities or the manner in which business is conducted. Acquisition and integration costs are directly attributable to investigating or completing an acquisition or to integrating an acquired business. Other costs are costs that, in management's judgment about their nature, should be segregated from ongoing operating expenses, including costs related to significant litigation and regulatory decisions.

JUDGMENTS

We make significant judgments in determining the appropriate classification of costs to be included in "restructuring, acquisition and other".

RESTRUCTURING, ACQUISITION AND OTHER COSTS

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	**350**	276
Shaw Transaction integration-related costs	**89**	130
Total restructuring, acquisition and other	**439**	406

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base, and costs related to closing the MLSE Transaction. These costs also included costs related to real estate rationalization programs, an impairment of our radio broadcast licences (in 2024), expenses directly related to completing the network transaction (see note 28), and an unfavourable regulatory decision related to retransmission of distant signals.

The Shaw Transaction integration-related costs in 2024 and 2025 mainly consisted of incremental costs supporting IT system integration activities related to the Shaw Transaction.

NOTE 12: FINANCE COSTS

		Years ended December 31	
(In millions of dollars)	*Note*	**2025**	2024
Interest on borrowings, net [1]		**1,954**	2,022
Interest on lease liabilities	9	**147**	137
Interest on post-employment benefits	27	**(5)**	(5)
Gain on redemption of long-term debt [2]	25	**(151)**	–
(Gain) loss on foreign exchange		**(45)**	222
Change in fair value of derivative instruments		**17**	(205)
Change in fair value of subsidiary equity derivative instruments [3]		**(9)**	–
Capitalized interest		**(30)**	(36)
Deferred transaction costs and other		**165**	160
Total finance costs		**2,043**	2,295

[1] Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.

[2] Reflects the net gain on the redemption of long-term debt purchased in 2025 (see note 25 for more information).

[3] Reflects the change in fair value of derivatives entered into related to the network transaction (see note 19 for more information).

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS

We recognized $45 million in net foreign exchange gains in 2025 (2024 – $222 million in net losses). These gains were primarily attributed to our $6 billion term loan facility, which we terminated this year (see note 25), and our US CP program borrowings (see note 19).

These foreign exchange gains were partly offset by the $17 million loss (2024 – $205 million gain) related to the change in fair value of derivatives which were not designated as hedges for accounting purposes, primarily attributed to the debt derivatives we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 13: OTHER INCOME

		Years ended December 31	
(In millions of dollars)	Note	2025	2024
Income from associates and joint ventures	20	(38)	(8)
Gain on revaluation of MLSE investment	3	(4,976)	–
Other investment (income) losses		(7)	2
Total other income		(5,021)	(6)

NOTE 14: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:
• the same taxable entity; or
• different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

INCOME TAX EXPENSE

	Years ended December 31	
(In millions of dollars)	2025	2024
Current tax expense:		
For the current period	639	884
Change in estimate relating to prior periods	(100)	(20)
Total current tax expense	539	864
Deferred tax expense (recovery):		
Origination (reversal) of temporary differences	81	(291)
Change in estimate relating to prior periods	100	(1)
Total deferred tax expense (recovery)	181	(292)
Total income tax expense	720	572

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31	
(In millions of dollars, except tax rates)	2025	2024
Statutory income tax rate	26.2%	26.2%
Income before income tax expense	7,626	2,306
Computed income tax expense	1,998	604
Increase (decrease) in income tax expense resulting from:		
Non-taxable gain on revaluation of MLSE investment	(1,304)	–
Non-deductible (taxable) stock-based compensation	11	(13)
Non-taxable portion of capital gains	(9)	–
Unrealized capital losses for which no deferred tax asset is recognized	42	–
Recognition of previously unrecognized capital loss	(10)	–
Other	(8)	(19)
Total income tax expense	720	572
Effective income tax rate	9.4%	24.8%

DEFERRED TAX ASSETS AND LIABILITIES

Below is a summary of the movement of net deferred tax assets and liabilities during 2025 and 2024.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total
January 1, 2025	(3,225)	(3,345)	(2)	571	(179)	(101)	(6,281)
Recovery (expense) in net income	(133)	31	(7)	57	(58)	(71)	(181)
Expense in other comprehensive income	–	–	2	–	–	2	4
Acquired through the MLSE Transaction	(79)	(3,012)	(75)	7	–	123	(3,036)
December 31, 2025	**(3,437)**	**(6,326)**	**(82)**	**635**	**(237)**	**(47)**	**(9,494)**

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total
January 1, 2024	(3,509)	(3,316)	(2)	554	(123)	17	(6,379)
(Expense) recovery in net income	284	(29)	1	17	(56)	75	292
Recovery in other comprehensive income	–	–	(1)	–	–	(193)	(194)
December 31, 2024	(3,225)	(3,345)	(2)	571	(179)	(101)	(6,281)

We have not recognized deferred tax assets for the following items:

	As at December 31	
(In millions of dollars)	**2025**	2024
Realized capital losses in Canada that can be applied against future capital gains	**–**	73
Unrealized capital losses on debt and derivative instruments	**1,457**	2,572
Tax losses in foreign jurisdictions [1]	**63**	72
Deductible temporary differences in foreign jurisdictions	**42**	44
Total unrecognized temporary differences	**1,562**	2,761

[1] $33 million of the tax losses in foreign jurisdictions expire between 2026 and 2037, the remaining $30 million can be carried forward indefinitely.

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 15: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EARNINGS PER SHARE CALCULATION

(In millions of dollars, except per share amounts)	Years ended December 31	
	2025	2024
Numerator (basic) - Net income attributable to RCI shareholders for the year	**6,894**	1,734
Denominator - Number of shares (in millions):		
Weighted average number of shares outstanding - basic	**540**	534
Effect of dilutive securities (in millions):		
Employee stock options and restricted share units	**1**	1
Weighted average number of shares outstanding – diluted	**541**	535
Earnings per share attributable to RCI shareholders:		
Basic	**$12.77**	$3.25
Diluted	**$12.74**	$3.20

For the years ended December 31, 2025 and 2024, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2025 was reduced by $3 million (2024 – $20 million) in the diluted earnings per share calculation.

For the year ended December 31, 2025, there were 8,959,909 options out of the money (2024 – 9,513,710) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 16: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

Accounts receivable represent (i) amounts owing to us that are currently due and collectible and (ii) amounts owed to us under device financing agreements that have not yet been billed (financing receivables). We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and reflects our financing receivables that will be billed to customers beyond one year of the date of the financial statements.

Below is a breakdown of our financing receivable balances.

	As at December 31	
(In millions of dollars)	**2025**	2024
Current financing receivables	**2,448**	2,341
Long-term financing receivables	**1,198**	1,189
Total financing receivables	**3,646**	3,530

ACCOUNTS RECEIVABLE BY TYPE

		As at December 31	
(In millions of dollars)	*Note*	**2025**	2024
Customer accounts receivable		**6,326**	5,762
Other accounts receivable		**1,236**	1,132
Allowance for doubtful accounts	19	**(259)**	(227)
Total accounts receivable		**7,303**	6,667
Current		**6,105**	5,478
Long-term		**1,198**	1,189
Total accounts receivable		**7,303**	6,667

NOTE 17: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

INVENTORIES BY TYPE

	As at December 31	
(In millions of dollars)	**2025**	2024
Wireless devices and accessories	**446**	538
Other finished goods and merchandise	**104**	103
Total inventories	**550**	641

Cost of equipment sales and merchandise for resale includes $2,737 million of inventory costs for 2025 (2024 – $2,749 million).

NOTE 18: OTHER CURRENT ASSETS

		As at December 31	
(In millions of dollars)	Note	**2025**	2024
Prepaid expenses		**334**	304
Current portion of deferred commission costs	6	**500**	417
Income tax receivable		**129**	–
Deferred player compensation		**108**	7
Current portion of residual value return provision asset	6	**152**	120
Other		**16**	–
Total other current assets		**1,239**	849

NOTE 19: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method
Financial assets	
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]
Financial liabilities	
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
MLSE put liability	FVTPL
Long-term debt	Amortized cost
Lease liabilities	Amortized cost
Derivatives [2]	
Debt derivatives [3]	FVTOCI and FVTPL
Expenditure derivatives [4]	FVTOCI and FVTPL
Equity derivatives	FVTPL [5]
Virtual power purchase agreement	FVTPL
Subsidiary equity derivatives	FVTPL

[1] Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.

[2] Derivatives can be in an asset or liability position at a point in time historically or in the future.

[3] Debt derivatives related to our US dollar-denominated credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures, subordinated notes, lease liabilities, and MLSE's credit facility borrowings are designated as hedges for accounting purposes and are measured at FVTOCI.

[4] Certain expenditure derivatives acquired through the MLSE Transaction have not been designated as hedges for accounting purposes and are measured at FVTPL. All other expenditure derivatives are designated as hedges for accounting purposes and are measured at FVTOCI.

[5] Subsequent changes are offset against stock-based compensation expense or recovery in "operating costs".

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements
Subsidiary equity derivatives	Impact of fluctuations in foreign exchange rates on our subsidiary equity investment	Cross-currency interest rate exchange agreements
Virtual power purchase agreement	Impact of fluctuations in market rates for electricity	Virtual power purchase agreement

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using interest rate derivatives.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing and amending long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next one year from the date of the financial statements. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables, and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within one year of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:
- *contract assets* – we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 6);
- *accounts receivable* – we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16);
- *financing receivables* – we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16); and
- *investments measured at FVTOCI* – we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which the individual asset has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write off accounts receivable when they have been outstanding for a significant period of time.

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

We make estimates when determining the credit losses we expect to recognize on an asset while taking into account whether we use a twelve-month period or the asset's lifetime.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

FINANCIAL RISKS

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks
Financial assets	
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity and foreign exchange
Financial liabilities	
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
MLSE put liability	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange
Derivatives [1]	
Debt derivatives	Credit, liquidity, and foreign exchange
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price
Virtual power purchase agreement	Credit, liquidity, and market price
Subsidiary equity derivatives	Credit, liquidity, and foreign exchange

[1] Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our cash and cash equivalents, our accounts receivable, our financing receivables, and to our debt, interest rate, expenditure, equity, and subsidiary equity derivatives. Our broad customer base limits the concentration of this risk. Our "accounts receivables" and "financing receivables" on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable and financing receivables

We measure our allowance for doubtful accounts related to our accounts receivable and financing receivables using lifetime expected credit losses. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable and financing receivables. As at December 31, 2025, $772 million (2024 – $687 million) of gross accounts receivable and financing receivables are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31	
(In millions of dollars)	**2025**	2024
Customer accounts receivable		
Unbilled financing receivables	**3,646**	3,530
Less than 30 days past billing date	**1,748**	1,419
30-60 days past billing date	**351**	334
61-90 days past billing date	**152**	122
Greater than 90 days past billing date	**168**	131
Total customer accounts receivable (net of allowances of $258 and $226, respectively)	**6,065**	5,536
Total contract assets (net of allowances of $1 and $1, respectively)	**253**	268
Total customer accounts receivable and contract assets	**6,318**	5,804

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

		Years ended December 31	
(In millions of dollars)	*Note*	**2025**	2024
Balance, beginning of year		**227**	213
Allowance for doubtful accounts expense		**327**	259
Acquired in business combination	*3*	**8**	–
Net use		**(303)**	(245)
Balance, end of year		**259**	227

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance these controls will continue to be effective or our current credit loss experience will continue.

Derivative instruments

Credit risk related to our debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 4). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2025 and 2024.

December 31, 2025 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	4,000	4,000	4,000	–	–	–
Accounts payable and accrued liabilities	4,831	4,831	4,831	–	–	–
MLSE put liability	3,316	3,316	3,316	–	–	–
Long-term debt [1]	37,058	37,932	3,186	6,529	6,795	21,422
Lease liabilities	3,118	4,074	692	895	543	1,944
Other long-term financial liabilities	443	443	–	132	70	241
Expenditure derivative instruments:						
Cash outflow (Canadian dollar)	–	4,418	2,257	1,759	111	291
Cash inflow (Canadian dollar equivalent of US dollar)	–	(4,487)	(2,276)	(1,790)	(114)	(307)
Equity derivative instruments	–	(28)	(28)	–	–	–
Subsidiary equity derivative instruments						
Cash outflow (Canadian dollar)	–	10,321	481	962	962	7,916
Cash inflow (Canadian dollar equivalent of US dollar)	–	(10,651)	(533)	(1,065)	(1,065)	(7,988)
Debt derivative instruments accounted for as hedges:						
Cash outflow (Canadian dollar)	–	21,030	990	2,865	3,259	13,916
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(22,402)	(1,010)	(3,054)	(3,225)	(15,113)
Net carrying amount of derivatives (asset)	(97)					
	52,669	52,797	15,906	7,233	7,336	22,322

[1] Reflects repayment of our subordinated notes on their respective at-par redemption dates (see note 25).
[2] Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2024 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,959	2,959	2,959	–	–	–
Accounts payable and accrued liabilities	4,059	4,059	4,059	–	–	–
Income tax payable	26	26	26	–	–	–
Long-term debt [1]	41,896	42,886	3,696	8,970	5,799	24,421
Lease liabilities	2,778	3,546	587	1,084	406	1,469
Other long-term financial liabilities	49	49	1	2	42	4
Expenditure derivative instruments:						
Cash outflow (Canadian dollar)	–	2,124	1,605	519	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(2,288)	(1,727)	(561)	–	–
Equity derivative instruments	–	(54)	(54)	–	–	–
Debt derivative instruments accounted for as hedges:						
Cash outflow (Canadian dollar)	–	22,506	2,572	3,565	1,684	14,685
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(25,421)	(2,758)	(3,957)	(1,799)	(16,907)
Debt derivative instruments not accounted for as hedges:						
Cash outflow (Canadian dollar)	–	1,958	1,958	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(1,963)	(1,963)	–	–	–
Net carrying amount of derivatives (asset)	(425)					
	51,342	50,387	10,961	9,622	6,132	23,672

[1] Reflects repayment of our subordinated notes on their respective at-par redemption dates (see note 25).
[2] Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2025 and 2024.

December 31, 2025 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	1,861	3,174	2,674	11,912

December 31, 2024 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	1,925	3,303	2,528	13,480

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our share price or energy, will affect our income, cash flows, or the value of our financial instruments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

Market price risk - energy prices
We have a virtual power purchase agreement (VPPA) that entitles us to the benefits of 38% of the total energy generated by a solar facility in Alberta. The fair value of the VPPA is based, in part, on the market rate for energy in Alberta.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We typically designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program or credit facility borrowings as hedges for accounting purposes. As at December 31, 2025, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them (except for certain derivatives acquired through the MLSE Transaction) as hedges for certain of our forecast operational and capital expenditures.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2025.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings, bank credit facilities, and term loan facility. As at December 31, 2025, 89.1% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2024 - 90.8%).

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our expenditure derivatives, debt derivatives, interest rate derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2025 and 2024 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income	
(Change in millions of dollars)	**2025**	2024	**2025**	2024
Expenditure derivatives - change in foreign exchange rate $0.01 change in Cdn$ relative to US$	**7**	–	**18**	12
Short-term borrowings 1% change in interest rates	**29**	22	**–**	–
Bank credit facilities (floating) 1% change in interest rates	**3**	7	**–**	–

DERIVATIVE INSTRUMENTS

As at December 31, 2025 and 2024, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net (liability) asset position for our various derivatives and a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

				As at December 31, 2025		
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:						
As assets	8,559	1.2373	10,590	**787**	**47**	**740**
As liabilities	7,763	1.3449	10,440	**(645)**	**(13)**	**(632)**
MLSE interest rate swap	–	–	300	**(7)**	**–**	**(7)**
Net mark-to-market debt derivative asset				**135**	**34**	**101**
Expenditure derivatives accounted for as cash flow hedges:						
As assets	1,122	1.3275	1,489	**20**	**15**	**5**
As liabilities	1,261	1.3816	1,742	**(28)**	**(22)**	**(6)**
Expenditure derivatives not accounted for as hedges:						
As liabilities	886	1.3386	1,186	**(17)**	**(3)**	**(14)**
Net mark-to-market expenditure derivative liability				**(25)**	**(10)**	**(15)**
Equity derivatives not accounted for as hedges:						
As assets	–	–	173	**37**	**37**	**–**
As liabilities	–	–	84	**(9)**	**(9)**	**–**
Net mark-to-market equity derivative asset				**28**	**28**	**–**
Subsidiary equity derivatives not accounted for as hedges:						
As assets	750	1.3827	1,037	**1**	**–**	**1**
As liabilities	4,100	1.3846	5,677	**(36)**	**–**	**(36)**
Net mark-to-market subsidiary equity derivative liability				**(35)**	**–**	**(35)**
Virtual power purchase agreement not accounted for as hedges:						
As liabilities	–	–	–	**(6)**	**(2)**	**(4)**
Net mark-to-market virtual power purchase agreement liability				**(6)**	**(2)**	**(4)**
Net mark-to-market asset				**97**	**50**	**47**

				As at December 31, 2024		
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:						
As assets	11,116	1.2510	13,906	1,194	224	970
As liabilities	6,550	1.3127	8,598	(842)	(5)	(837)
Short-term debt derivatives not accounted for as hedges:						
As assets	666	1.4282	952	7	7	–
As liabilities	696	1.4421	1,004	(2)	(2)	–
Net mark-to-market debt derivative asset				357	224	133
Expenditure derivatives accounted for as cash flow hedges:						
As assets	1,590	1.3362	2,125	132	105	27
Net mark-to-market expenditure derivative asset				132	105	27
Equity derivatives not accounted for as hedges:						
As liabilities	–	–	320	(54)	(54)	–
Net mark-to-market equity derivative liability				(54)	(54)	–
Virtual power purchase agreement not accounted for as hedges:						
As liabilities	–	–	–	(10)	(2)	(8)
Net mark-to-market power purchase agreement liability				(10)	(2)	(8)
Net mark-to-market asset				425	273	152

Below is a summary of the net cash proceeds on debt derivatives and subsidiary equity derivatives.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Proceeds on debt derivatives related to US commercial paper	**1,175**	2,478
Proceeds on debt derivatives related to credit facility borrowings	**15,171**	23,368
Proceeds on debt derivatives related to senior notes and debentures	**4,815**	–
Proceeds on subsidiary equity derivatives [1]	**29,447**	–
Proceeds on debt derivatives related to lease liabilities	**203**	203
Total proceeds on debt derivatives	**50,811**	26,049
Payments on debt derivatives related to US commercial paper	**(1,176)**	(2,466)
Payments on debt derivatives related to credit facility borrowings	**(15,203)**	(23,280)
Payments on debt derivatives related to senior notes and debentures	**(4,743)**	–
Payments on subsidiary equity derivatives [1]	**(29,379)**	–
Payments on debt derivatives related to lease liabilities	**(196)**	(196)
Total payments on debt derivatives	**(50,697)**	(25,942)
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	**114**	107

[1] We initially entered into the subsidiary equity derivatives based on an anticipated closing date. Between that time and the June 20 closing date of the network transaction, we received net cash proceeds of $44 million as we extended the derivatives. Subsequent to closing, net cash proceeds of $24 million were received.

Below is a summary of the changes in fair value of our derivative instruments for 2025 and 2024.

Year ended December 31, 2025 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives (hedged)	Expenditure derivatives (unhedged)	Equity derivatives	Subsidiary equity derivatives	Virtual power purchase agreement	Total instruments
Derivative instruments, beginning of year	352	5	132	–	(54)	–	(10)	**425**
Proceeds received from settlement of derivatives	(5,018)	(16,346)	(1,982)	(63)	–	(29,447)	–	**(52,856)**
Payment on derivatives settled	4,939	16,379	1,908	63	60	29,379	3	**52,731**
(Decrease) increase in fair value of derivatives	(138)	(38)	(66)	(17)	22	33	1	**(203)**
Derivative instruments, end of year	135	–	(8)	(17)	28	(35)	(6)	**97**
Mark-to-market asset	787	–	20	–	37	1	–	**845**
Mark-to-market liability	(652)	–	(28)	(17)	(9)	(36)	(6)	**(748)**
Mark-to-market asset (liability)	135	–	(8)	(17)	28	(35)	(6)	**97**

Year ended December 31, 2024 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives	Equity derivatives	Virtual power purchase agreement	Total instruments
Derivative instruments, beginning of year	(470)	(101)	(15)	48	–	(538)
Proceeds received from settlement of derivatives	(203)	(25,846)	(1,640)	–	(1)	(27,690)
Payment on derivatives settled	196	25,746	1,590	–	2	27,534
Increase (decrease) in fair value of derivatives	829	206	197	(102)	(11)	1,119
Derivative instruments, end of year	352	5	132	(54)	(10)	425
Mark-to-market asset	1,194	7	132	–	–	1,333
Mark-to-market liability	(842)	(2)	–	(54)	(10)	(908)
Mark-to-market asset (liability)	352	5	132	(54)	(10)	425

DEBT DERIVATIVES

We use cross-currency interest rate agreements, forward cross-currency interest rate agreements, and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 22). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP

During 2025 and 2024, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

(In millions of dollars, except exchange rates)	Year ended December 31, 2025 Notional (US$)	Year ended December 31, 2025 Exchange rate	Year ended December 31, 2025 Notional (Cdn$)	Year ended December 31, 2024 Notional (US$)	Year ended December 31, 2024 Exchange rate	Year ended December 31, 2024 Notional (Cdn$)
Credit facilities						
Debt derivatives entered	**9,825**	**1.394**	**13,695**	14,943	1.366	20,407
Debt derivatives settled	**10,873**	**1.395**	**15,171**	17,136	1.364	23,368
Net cash (paid) received on settlement			**(32)**			87
US commercial paper program						
Debt derivatives entered	**517**	**1.410**	**729**	2,008	1.374	2,758
Debt derivatives settled	**831**	**1.414**	**1,175**	1,807	1.371	2,478
Net cash (paid) received on settlement			**(1)**			13

In 2025, through the MLSE Transaction, we acquired an interest rate swap MLSE had entered into to convert the $300 million of borrowings outstanding under its non-revolving credit facility (see note 25) from a floating rate to a fixed rate of 3.55%. The interest rate swap matures concurrently with the maturity of the non-revolving credit facility in June 2028. The interest rate swap has been designated as a hedge for accounting purposes.

As at December 31, 2025, we had no debt derivatives outstanding related to our credit facility borrowings and US CP program (2024 - US$1,048 million and US$314 million notional amount at average rates of $1.439/US$ and $1.423/US$, respectively).

Senior notes and subordinated notes
In 2025 and 2024, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated notes issued (see note 25). Below is a summary of the debt derivatives we entered to hedge notes issued during 2025 and 2024.

(In millions of dollars, except for coupon and interest rates)		US$		Hedging effect	
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances					
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432
2024 issuances					
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683

[1] Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2025, we had US$15,911 million (2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives, at an average rate of $1.287/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In July 2025, in connection with the offers to repurchase certain of our US dollar-denominated senior notes, we partially settled the associated debt derivatives on the accepted senior notes. See note 25 for more information.

In December 2025, we repaid the entire outstanding principal amount of our US$700 million 3.625% senior notes and the associated debt derivatives at maturity, resulting in $25 million received on settlement of the associated debt derivatives.

Lease liabilities
During 2025 and 2024, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

(In millions of dollars, except exchange rates)	Year ended December 31, 2025			Year ended December 31, 2024		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	241	1.378	332	271	1.369	371
Debt derivatives settled	247	1.352	334	214	1.322	283

As at December 31, 2025, we had US$410 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2024 - US$416 million) with terms to maturity ranging from January 2026 to December 2028 (2024 - January 2025 to December 2027), at an average rate of $1.365/US$ (2024 - $1.349/US$).

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2025 and 2024.

(in millions of dollars)	2025		2024			
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	–	–	1,200	1,605	2025	Anticipated purchases
Cash flow	1,429	1,955	390	519	2026	Anticipated purchases
Cash flow	609	826	–	–	2027	Anticipated purchases
Cash flow	40	54	–	–	2028	Anticipated purchases
Cash flow	305	397	–	–	2026 - 2039	Future Toronto Blue Jays player compensation
Economic	216	285	–	–	2026	Anticipated purchases
Economic	420	565	–	–	2027	Anticipated purchases
Economic	205	275	–	–	2028	Anticipated purchases
Economic	45	61	–	–	2029	Anticipated purchases

EQUITY DERIVATIVES

We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 29). The equity derivatives have terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2025, we had equity derivatives outstanding for 5.5 million (2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $46.81 (2024 - $53.27).

In 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. We executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025). Finally, we added 1.0 million equity derivatives at a weighted average price of $50.98.

In 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

SUBSIDIARY EQUITY DERIVATIVES

We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. In 2025, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis. We initially entered into the subsidiary equity derivatives based on an anticipated closing date. Between that time and the June 20 closing date of the network transaction, we received net cash proceeds of $44 million as we extended the derivatives. Subsequent to closing, net cash proceeds of $24 million were received.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available.

We determine the fair values of our debt derivatives, expenditure derivatives, and subsidiary equity derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of derivatives in an asset position, the credit adjustment for the financial institution counterparty is deducted from the risk-free value to determine the estimated credit-adjusted value for each derivative. For those derivatives in a liability position, our credit adjustment is added to the risk-free value for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
• financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
• financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
• Level 3 valuations are based on inputs that are not based on observable market data.

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2025 or 2024.

Below is a summary of the financial instruments carried at fair value.

| | | | | | As at December 31 | |
| | Carrying value | | Fair value (Level 2) | | Fair value (Level 3) | |
(In millions of dollars)	2025	2024	2025	2024	2025	2024
Financial assets						
Investments, measured at FVTOCI:						
Investments in private companies	212	128	–	–	212	128
Held-for-trading:						
Debt derivatives accounted for as cash flow hedges	787	1,194	787	1,194	–	–
Debt derivatives not accounted for as hedges	–	7	–	7	–	–
Expenditure derivatives accounted for as cash flow hedges	20	132	20	132	–	–
Equity derivatives not accounted for as hedges	37	–	37	–	–	–
Subsidiary equity derivatives not accounted for as hedges	1	–	1	–	–	–
Total financial assets	1,057	1,461	845	1,333	212	128
Financial liabilities						
Long-term debt (including current portion)	37,058	41,896	36,523	39,765	–	–
MLSE put liability	3,316	–	–	–	3,316	–
Held-for-trading:						
Debt derivatives accounted for as cash flow hedges	645	842	645	842	–	–
MLSE interest rate swap	7	–	7	–	–	–
Debt derivatives not accounted for as hedges	–	2	–	2	–	–
Expenditure derivatives accounted for as cash flow hedges	28	–	28	–	–	–
Expenditure derivatives not accounted for as hedges	17	–	17	–	–	–
Equity derivatives not accounted as hedges	9	54	9	54	–	–
Subsidiary equity derivatives not accounted for as hedges	36	–	36	–	–	–
Virtual power purchase agreement not accounted for as a hedge	6	10	6	10	–	–
Total financial liabilities	41,122	42,804	37,271	40,673	3,316	–

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2025 and 2024.

SUPPLIER FINANCE ARRANGEMENTS

We are enrolled in supplier finance arrangement programs with two large financial institutions. The principal purpose of these arrangements is to enable willing suppliers to receive payments from the financial institutions prior to invoice due dates. The payment terms for these arrangements are net 15 days from the invoice date. The range of payment due dates for trade payables that are not part of the arrangement are net 60 to 90 days from the invoice date. The payment terms for our liabilities due to the financial institutions is 30 to 45 days. There are no extended payment terms, security, or guarantees provided under these programs.

The following table presents additional information about the carrying amounts of our accounts payable and accrued liabilities subject to our supplier finance arrangements.

(In millions of dollars)	As at December 31, 2025	As at December 31, 2024
Presented within accounts payable and accrued liabilities	**289**	273
for which suppliers have received payment from the finance provider	**267**	264

NOTE 20: INVESTMENTS

ACCOUNTING POLICY

Investments in private companies
We have elected to irrevocably classify our investments in the companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
- joint ventures - when we have the rights to the net assets of the arrangement; and
- joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

ESTIMATES

Prior to the MLSE Transaction closing, significant estimates were required in determining the fair value of our joint venture's obligation to purchase at fair value the non-controlling interest in MLSE. After the MLSE Transaction closing, this obligation is recognized in our Consolidated Statement of Financial Position as discussed in note 3.

INVESTMENTS BY TYPE

	As at December 31	
(In millions of dollars)	**2025**	2024
Investments in private companies, measured at FVTOCI	**212**	128
Investments, associates and joint ventures	**1,079**	487
Total investments	**1,291**	615

INVESTMENTS, ASSOCIATES AND JOINT VENTURES

We have (or had) interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
Prior to the MLSE Transaction closing, we, along with BCE Inc. (Bell), jointly owned an indirect net 75% equity interest in MLSE with our portion having represented a 37.5% equity interest in MLSE. Our investment in MLSE was accounted for as a joint venture using the equity method until the MLSE Transaction closed.

Glentel

Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by Bell. Our investment in Glentel is accounted for as a joint venture using the equity method.

Other

As a result of the MLSE Transaction, we acquired the following investment interests in associates, the values of which are included in "Investments, associates and joint ventures" in the table above:

- a 46% ownership interest in Live Nation Ontario Concerts L.P., a corporation that presents, produces, and promotes music, comedy, family, and skating events in Ontario;
- a 37.5% ownership interest in York Bremner Developments Limited, a corporation that owns and operates Maple Leaf Square, a mixed-use real estate development in Toronto, Ontario; and
- a 33.75% ownership interest in York Bremner Hotel Leaseholds Limited, a corporation that owns and operates a boutique hotel located at Maple Leaf Square.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31	
(In millions of dollars)	2025	2024
Current assets	599	749
Long-term assets	2,332	3,584
Current liabilities	(486)	(1,234)
Long-term liabilities	(307)	(3,395)
Total net assets	2,138	(296)
Our share of net assets	1,060	(99)
Revenue	2,837	2,731
Expenses	(2,719)	(3,473)
Net income (loss)	118	(742)
Our share of net income (loss)[1]	50	(376)

[1] MLSE activity is included prior to July 1, 2025 when the MLSE Transaction closed and activity related to MLSE's associates is included from July 1, 2025.

NOTE 21: OTHER LONG-TERM ASSETS

		As at December 31	
(In millions of dollars)	Note	2025	2024
Pension asset	27	217	183
Long-term receivables		443	124
Deferred player compensation		473	–
Deferred contract costs	6	450	336
Contract assets	6	102	97
Residual value return provision asset	6	158	162
Long-term prepaid expenses		161	106
Other		48	19
Total other long-term assets		2,052	1,027

NOTE 22: SHORT-TERM BORROWINGS

	As at December 31	
(In millions of dollars)	2025	2024
Receivables securitization program	2,000	2,000
US commercial paper program (net of the discount on issuance)	–	452
Non-revolving credit facility borrowings (net of the discount on issuance)	2,000	507
Total short-term borrowings	4,000	2,959

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2025 and 2024.

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
	Year ended December 31, 2025			Year ended December 31, 2024		
Proceeds received from receivables securitization			400			800
Repayment of receivables securitization			(400)			(400)
Net proceeds received from receivables securitization			–			400
Proceeds received from US commercial paper	517	1.410	729	2,009	1.373	2,759
Repayment of US commercial paper	(835)	1.413	(1,180)	(1,819)	1.371	(2,494)
Net (repayment of) proceeds received from US commercial paper			(451)			265
Proceeds received from non-revolving credit facilities (Cdn$) [1]			2,000			–
Proceeds received from non-revolving credit facilities (US$) [1]	5,397	1.386	7,479	2,899	1.378	3,996
Repayment of non-revolving credit facilities (US$)	(5,749)	1.393	(8,007)	(2,547)	1.383	(3,523)
Net proceeds received from non-revolving credit facilities			1,472			473
Net proceeds received from short-term borrowings			1,021			1,138

[1] Borrowings under our non-revolving facility matured and are (were, for the US$ facility) reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

RECEIVABLES SECURITIZATION PROGRAM

We participate in a receivables securitization program with a group of Canadian financial institutions that allows us to sell certain receivables into the program. The maximum potential proceeds under the receivables securitization program is $2.4 billion.

We continue to service and retain substantially all of the risks and rewards relating to the receivables we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as "short-term borrowings". The terms of our receivables securitization program are committed until its expiry, which we extended in 2025 to an expiration date of July 31, 2028. The buyers' interests in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral. The buyers of our trade receivables have no claim on any of our other assets.

(In millions of dollars)	2025	2024
	As at December 31	
Receivables sold to buyer as security	3,251	3,186
Short-term borrowings from buyer	(2,000)	(2,000)
Overcollateralization	1,251	1,186

(In millions of dollars)	2025	2024
	Years ended December 31	
Receivables securitization program, beginning of year	2,000	1,600
Net proceeds received from receivables securitization	–	400
Receivables securitization program, end of year	2,000	2,000

US COMMERCIAL PAPER PROGRAM

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. Borrowings under our US CP program are classified as "short-term borrowings" on our Consolidated Statements of Financial Position when they are due within one year of the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of year	314	1.439	452	113	1.327	150
Net (repayment of) proceeds received from US commercial paper	(318)	1.418	(451)	190	1.395	265
Discounts on issuance [1]	4	n/m	6	11	1.364	15
Loss (gain) on foreign exchange [1]			(7)			22
US commercial paper, end of year	–	–	–	314	1.439	452

n/m - not meaningful
[1] Included in "finance costs".

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 19). We did not designate these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITIES
In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million) under the facility, resulting in it being fully drawn. In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

In July 2025, we entered into two non-revolving credit facilities with an aggregate limit of $2 billion and borrowed $2 billion under these facilities maturing in July 2026.

Below is a summary of the activity relating to our non-revolving credit facilities for the years ended December 31, 2025 and 2024.

	Years ended December 31	
(In millions of dollars)	2025	2024
Non-revolving credit facility, beginning of year	507	–
Net proceeds received from non-revolving credit facilities	1,472	473
Loss on foreign exchange [1]	21	34
Non-revolving credit facility, end of year	2,000	507

[1] Included in "finance costs".

Concurrent with the US dollar-denominated credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 19). These debt derivatives were not designated as hedges for accounting purposes.

NOTE 23: OTHER CURRENT LIABILITIES

		As at December 31	
(In millions of dollars)	Note	2025	2024
MLSE put liability	3	3,316	–
Current portion of provisions	24	19	22
Current portion of derivative instruments	19	49	64
Current portion of residual value return provision liability	6	152	120
Other		295	276
Total other current liabilities		3,831	482

NOTE 24: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in "property, plant and equipment" (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to "finance costs" on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as "provisions"; otherwise they are recognized as accrued liabilities. All charges are recognized in "restructuring, acquisition and other" on the Consolidated Statements of Income (see note 11).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

PROVISIONS DETAILS

(In millions of dollars)	Decommissioning liabilities	Other	Total
January 1, 2025	65	17	82
Additions	15	–	15
Usage	(11)	–	(11)
Adjustments to existing provisions	(7)	(5)	(12)
December 31, 2025	62	12	74
Current (recorded in "other current liabilities")	13	6	19
Long-term	49	6	55

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

NOTE 25: LONG-TERM DEBT

(In millions of dollars, except interest rates)	Par call date	Due date	Principal amount	Interest rate	2025	2024
					As at December 31	
Bank credit facilities (Cdn$ portion)				Floating	415	–
Term loan facility				Floating	–	1,001
Canada Infrastructure Bank credit facility		2052		1.000%	134	64
Senior notes		Mar 2025	US 1,000	2.950%	–	1,439
Senior notes		Apr 2025	1,250	3.100%	–	1,250
Senior notes		Dec 2025	US 700	3.625%	–	1,007
Senior notes	n/a	Sep 2026	500	5.650%	500	500
Senior notes	Aug 2026	Nov 2026	US 500	2.900%	686	718
Senior notes [1]	Dec 2026	Mar 2027	300	3.800%	300	300
Senior notes	Jan 2027	Mar 2027	1,500	3.650%	1,500	1,500
Senior notes	Feb 2027	Mar 2027	US 1,300	3.200%	1,784	1,871
Senior notes	Aug 2028	Sep 2028	1,000	5.700%	1,000	1,000
Senior notes [1]	Aug 2028	Nov 2028	500	4.400%	500	500
Senior notes	Jan 2029	Feb 2029	US 1,250	5.000%	1,716	1,799
Senior notes	Feb 2029	Apr 2029	1,000	3.750%	1,000	1,000
Senior notes	Feb 2029	May 2029	700	3.250%	700	1,000
Senior notes [1]	Sep 2029	Dec 2029	159	3.300%	159	500
Senior notes	Jul 2030	Sep 2030	500	5.800%	500	500
Senior notes [1]	Sep 2030	Dec 2030	210	2.900%	210	500
Senior notes	Dec 2031	Mar 2032	US 2,000	3.800%	2,745	2,878
Senior notes	Jan 2032	Apr 2032	1,000	4.250%	1,000	1,000
Senior debentures [2]	n/a	May 2032	US 200	8.750%	275	288
Senior notes	Jun 2033	Sep 2033	1,000	5.900%	1,000	1,000
Senior notes	Nov 2033	Feb 2034	US 1,250	5.300%	1,716	1,799
Senior notes	n/a	Aug 2038	US 350	7.500%	480	504
Senior notes	n/a	Nov 2039	500	6.680%	500	500
Senior notes [1]	n/a	Nov 2039	1,450	6.750%	1,450	1,450
Senior notes	Feb 2040	Aug 2040	800	6.110%	800	800
Senior notes	Sep 2040	Mar 2041	400	6.560%	400	400
Senior notes	Sep 2041	Mar 2042	US 750	4.500%	1,029	1,079
Senior notes	Sep 2042	Mar 2043	US 382	4.500%	524	719
Senior notes	Apr 2043	Oct 2043	US 650	5.450%	892	935
Senior notes	Sep 2043	Mar 2044	US 752	5.000%	1,032	1,511
Senior notes	Aug 2047	Feb 2048	US 506	4.300%	694	1,079
Senior notes	Nov 2048	May 2049	US 630	4.350%	865	1,799
Senior notes	May 2049	Nov 2049	US 541	3.700%	743	1,439
Senior notes [1]	Jun 2049	Dec 2049	26	4.250%	26	300
Senior notes	Sep 2051	Mar 2052	US 2,000	4.550%	2,745	2,878
Senior notes	Oct 2051	Apr 2052	1,000	5.250%	1,000	1,000
Subordinated notes [3]	Feb 2030	Apr 2055	US 1,100	7.000%	1,510	–
Subordinated notes [3]	Feb 2035	Apr 2055	US 1,000	7.125%	1,373	–
Subordinated notes [3]	Feb 2030	Apr 2055	1,000	5.625%	1,000	–
Subordinated notes [3]	Dec 2026	Dec 2081	2,000	5.000%	2,000	2,000
Subordinated notes [3]	Mar 2027	Mar 2082	US 750	5.250%	1,029	1,079
					37,932	42,886
Deferred transaction costs and discounts					(795)	(951)
Deferred government grant liability					(79)	(39)
Less current portion					(1,186)	(3,696)
Total long-term debt					35,872	38,200

[1] Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2025 and 2024.

[2] Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2025 and 2024.

[3] The subordinated notes can be redeemed at par on the noted par call date or on any subsequent interest payment date.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2025, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 19).

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2025 and 2024.

(In millions of dollars, except exchange rates)	Year ended December 31, 2025			Year ended December 31, 2024		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (Cdn$)			216			64
Credit facility borrowings (US$)	1,325	1.367	1,811	–	–	–
Total credit facility borrowings			2,027			64
Credit facility repayments (Cdn$)			(30)			–
Credit facility repayments (US$)	(1,325)	1.361	(1,803)	–	–	–
Total credit facility repayments			(1,833)			–
Net borrowings under credit facilities			194			64
Term loan facility net borrowings (US$) [1]	1	n/m	6	8	n/m	18
Term loan facility net repayments (US$)	(697)	1.380	(962)	(2,553)	1.352	(3,452)
Net repayments under term loan facility			(956)			(3,434)
Senior note issuances (US$)	–	–	–	2,500	1.347	3,367
Total senior note issuances			–			3,367
Senior note repayments (Cdn$)			(2,397)			(1,100)
Senior note repayments (US$)	(3,112)	1.390	(4,326)	–	–	–
Total senior note repayments			(6,723)			(1,100)
Net (repayment) issuance of senior notes			(6,723)			2,267
Subordinated note issuances (Cdn$)			1,000			–
Subordinated note issuances (US$)	2,100	1.432	3,007	–	–	–
Total subordinated note issuances			4,007			–
Net repayment of long-term debt			(3,478)			(1,103)

[1] Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

| (In millions of dollars) | Note | Years ended December 31 | |
		2025	2024
Long-term debt, beginning of year		41,896	40,855
Net (repayment) issuance of long-term debt		(3,478)	(1,103)
Discount on principal amount of senior notes repurchased in connection with tender offer		(504)	–
Increase in government grant liability related to Canada Infrastructure Bank facility		(43)	(39)
Long-term debt assumed through the MLSE Transaction		298	–
(Gain) loss on foreign exchange		(1,272)	2,094
Deferred transaction costs derecognized (incurred)		31	(52)
Amortization of deferred transaction costs		130	141
Long-term debt, end of year		37,058	41,896
Current		1,186	3,696
Long-term		35,872	38,200
Long-term debt, end of year		37,058	41,896

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2025, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and interest rate derivatives, was 4.78% (2024 - 4.61%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $4.3 billion revolving credit facilities are available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facilities ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the adjusted term Secured Overnight Financing Rate (SOFR) or Canadian Overnight Repo Rate Average (CORRA).

In April 2024, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

In September 2025, we amended the terms of our revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to September 2030, from April 2029, and the $1 billion tranche to September 2028, from April 2027.

In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see "Issuance of senior and subordinated notes and related debt derivatives" below) to repay $3.4 billion of our $6 billion term loan facility. In June 2025, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

We have an $815 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit from $665 million.

As at December 31, 2025, we had drawn $134 million on the credit facility and have recognized a government grant liability of $79 million related to this loan.

The benefit of a below-market loan from a government entity is accounted for as a government grant and is equal to the difference between (i) the present value of the cash flows at the time of borrowing based on a market interest rate and (ii) the proceeds received. We recognize the difference within "other current liabilities" (when the grant will be recognized within one year of the date of the financial statements) or "other long-term liabilities" on our Consolidated Statements of Financial Position. The liability is subsequently measured at amortized cost using the effective interest method. The interest expense on the liability will be represented by the accretion of the loan liability over time. The government grant will be recognized as a reduction of the interest expense over the term of the loan.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility (which was subsequently repaid using the proceeds from the network transaction) and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026 (the borrowings under which are recognized within "short-term borrowings" on our consolidated statement of financial position).

Through the MLSE Transaction, we assumed MLSE's revolving and non-revolving credit facilities. The revolving credit facility has a borrowing limit of $260 million and matures in June 2028. During the year ended December 31, 2025, we borrowed $115 million under the MLSE revolving credit facility. The non-revolving credit facility has a borrowing limit of $300 million, is fully drawn (reflected in "Long-term debt assumed through the MLSE Transaction" in the table above), and matures in June 2028. MLSE had entered into an interest rate swap to convert the floating interest rate on the borrowings under the non-revolving credit facility to a fixed interest rate (see note 19 for more information). Both of MLSE's credit facilities are secured by a first charge on Scotiabank Arena and all personal property of MLSE, subject to certain exceptions.

SENIOR AND SUBORDINATED NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior and subordinated notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

The US$1 billion subordinated note issued in February 2025 can be redeemed at par on its ten-year anniversary or on any subsequent interest payment date. Each of our other subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of the subordinated notes due in 2081 and 2082 would automatically convert into preferred shares. The subordinated notes issued in February 2025 do not contain a conversion feature.

ISSUANCE OF SENIOR AND SUBORDINATED NOTES AND RELATED DEBT DERIVATIVES

Below is a summary of the senior and subordinated notes we issued in 2025 and 2024.

(In millions of dollars, except interest rates and discounts) Date issued	Principal amount	Due date	Interest rate	Issue price per $1,000 principal amount	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2025 issuances						
February 12, 2025 (subordinated) [3]	US 1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated) [3]	US 1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated) [3]	1,000	2055	5.625%	999.83	1,000	11
2024 issuances						
February 9, 2024 (senior)	US 1,250	2029	5.000%	997.14	1,684	20
February 9, 2024 (senior)	US 1,250	2034	5.300%	991.19	1,683	30

[1] Gross proceeds before transaction costs, discounts, and premiums.

[2] Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3] Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025

In February 2025, we issued three tranches of subordinated notes, consisting of:

- US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
- US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
- $1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivatives to convert the interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances. We used the proceeds to repay debt and to fund a portion of the MLSE Transaction.

2024

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remained outstanding under the April 2026 tranche.

REPAYMENT OF SENIOR NOTES AND RELATED DERIVATIVE SETTLEMENTS

2025

In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

In July 2025, we purchased $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,738 million principal amount of our US dollar-denominated senior notes, paying the note holders $1,147 million and US$1,411 million, respectively, plus accrued interest, for the purchase of those senior notes. In connection with our purchase of the US dollar-denominated senior notes, we also partially settled the associated

debt derivatives. See note 19 for more information on the settlement of debt derivatives. We recognized a gain on settlement of $151 million in "finance costs" as a result.

In December 2025, we repaid the entire outstanding principal of our US$700 million 3.625% senior notes and settled the associated debt derivatives at maturity. As a result we repaid $937 million, including $25 million received on settlement of the associated debt derivatives.

2024

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

PRINCIPAL REPAYMENTS

Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2025. This reflects repayment of our subordinated notes on their respective at-par redemption dates.

(In millions of dollars)	
2026	3,186
2027	4,614
2028	1,915
2029	3,575
2030	3,220
Thereafter	21,422
Total long-term debt	37,932

TERMS AND CONDITIONS

As at December 31, 2025 and 2024, we were in compliance with all financial covenants and financial ratios in our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2025, these public debt securities were assigned an investment-grade rating by each of the specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 26: OTHER LONG-TERM LIABILITIES

		As at December 31	
(In millions of dollars)	Note	2025	2024
Derivative instruments	19	699	845
Contract liabilities	6	273	282
Supplemental executive retirement plan	27	93	93
Stock-based compensation	29	75	31
Deferred player compensation		408	8
Deferred government grant liability	25	76	38
Residual value return provision liability	6	158	162
Other		443	207
Total other long-term liabilities		2,225	1,666

NOTE 27: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
- expected rates of salary increases for calculating increases in future benefits;
- mortality rates for calculating the life expectancy of plan members; and
- past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in "operating costs" on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial funding valuations were completed as at January 1, 2025.

Principal actuarial assumptions

	2025	2024
Weighted average of significant assumptions:		
Defined benefit obligation		
Discount rate	5.1%	4.8%
Rate of compensation increase	2.0% to 7.5%, based on employee age	2.0% to 7.5%, based on employee age
Mortality rate	95% of CPM2014Priv with Scale CPM-B	95% of CPM2014Priv with Scale CPM-B
Pension expense		
Discount rate	4.8%	4.6%
Rate of compensation increase	2.0% to 7.5%, based on employee age	2.0% to 7.5%, based on employee age
Mortality rate	95% of CPM2014Priv with Scale CPM-B	95% of CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation	
(In millions of dollars)	**2025**	2024
Discount rate		
Impact of 0.5% increase	**(168)**	(174)
Impact of 0.5% decrease	**189**	197
Rate of future compensation increase		
Impact of 0.25% increase	**10**	12
Impact of 0.25% decrease	**(10)**	(12)
Mortality rate		
Impact of 1 year increase	**36**	36
Impact of 1 year decrease	**(39)**	(40)

POST-EMPLOYMENT BENEFITS STRATEGY AND POLICY
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
- overseeing the funding, administration, communication, and investment management of the plans;
- selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
- proposing, considering, and approving amendments to the plans;
- proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
- reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
- reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
- contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
- specifying the kinds of investments that can be held in the plans and monitoring compliance;
- using asset allocation and diversification strategies; and
- purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

POST-EMPLOYMENT BENEFIT PLAN DETAILS

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

	As at December 31	
(In millions of dollars)	2025	2024
Plan assets, at fair value	2,514	2,385
Accrued benefit obligations	(2,249)	(2,197)
Surplus of plan assets over accrued benefit obligations	265	188
Effect of asset ceiling limit	(53)	(13)
Net deferred pension asset	212	175
Consists of:		
Deferred pension asset	217	183
Deferred pension liability	(5)	(8)
Net deferred pension asset	212	175

Below is a summary of our pension fund assets.

	Years ended December 31	
(In millions of dollars)	2025	2024
Plan assets, beginning of year	2,385	2,339
Interest income	117	110
Remeasurements, recognized in other comprehensive income and equity	26	101
Contributions by employees	25	25
Contributions by employer	–	5
Benefits paid	(41)	(51)
Impact of annuitization	–	(141)
Plan assets acquired in MLSE Transaction	5	–
Administrative expenses paid from plan assets	(3)	(3)
Plan assets, end of year	2,514	2,385

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31	
(In millions of dollars)	2025	2024
Accrued benefit obligations, beginning of year	2,197	2,260
Current service cost	74	86
Past service cost	13	–
Interest cost	107	102
Benefits paid	(41)	(51)
Impact of annuitization	–	(140)
Contributions by employees	25	25
Remeasurements, recognized in other comprehensive income and equity	(126)	(85)
Accrued benefit obligations, end of year	2,249	2,197

Plan assets comprise mainly pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31	
(In millions of dollars)	**2025**	2024
Equity securities	**967**	1,406
Debt securities	**1,502**	929
Cash	**45**	50
Total fair value of plan assets	**2,514**	2,385

Below is a summary of our net pension expense. Net interest cost is included in "finance costs"; other pension expenses are included in salaries and benefits expense in "operating costs" on the Consolidated Statements of Income.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Plan cost:		
Current service cost	**74**	86
Past service cost	**13**	–
Net interest income	**(10)**	(8)
Net pension expense	**77**	78
Administrative expense	**3**	3
Total pension cost recognized in net income	**80**	81

Net interest income, a component of the plan cost above, is included in "finance costs" and is outlined as follows:

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Interest income on plan assets	**(117)**	(110)
Interest cost on plan obligation	**107**	102
Net interest income, recognized in finance costs	**(10)**	(8)

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Return on plan assets (excluding interest income)	**26**	101
Change in financial assumptions	**119**	70
Effect of experience adjustments	**7**	15
Change in asset ceiling	**(40)**	(10)
Remeasurement gain, recognized in other comprehensive income and equity	**112**	176

PURCHASES OF ANNUITIES
In July 2024, our defined benefit pension plans purchased approximately $147 million of annuities from insurance companies for substantially all the retired members in the plans at that time. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. The annuity purchase required a remeasurement of the pension plan assets and liabilities at the date of purchase. There was no significant impact to net income related to the annuity purchases.

SUPPLEMENTAL DEFINED BENEFIT PLAN DETAILS
We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Accrued benefit obligation, beginning of year	**93**	94
Pension expense, recognized in employee salaries and benefits expense	**3**	4
Net interest cost, recognized in finance costs	**5**	3
Remeasurement gain, recognized in other comprehensive income	**(3)**	(1)
Benefits paid	**(5)**	(7)
Accrued benefit obligation, end of year	**93**	93

DEFINED CONTRIBUTION PLANS
We also have defined contribution plans with total pension expense of $47 million in 2025 (2024 – $39 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2025	2024	
Equity securities:			
Domestic	**7.7%**	12.2%	3% to 13%
International	**30.8%**	46.7%	27% to 37%
Debt securities	**59.7%**	39.0%	45% to 75%
Other – cash	**1.8%**	2.1%	0% to 5%
Total	**100.0%**	100.0%	

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $6 million (2024 – $6 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Employer contribution	–	5
Employee contribution	**25**	25
Total contribution	**25**	30

We estimate our 2026 employer contributions to our funded plans to be nil. The actual value will depend on the results of the 2026 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2025 is 16 years (2024 – 17 years).

Plan assets recognized an actual net gain of $140 million in 2025 (2024 – $209 million net gain).

NOTE 28: EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure Rogers remains qualified to hold the licences referred to above.

In relation to our issuances of subordinated notes (see note 25), the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
				In cash	In Class B Non-Voting Shares	Total	
January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	**269**	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	–	**270**	–
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	–	**270**	–
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	–	**270**	–
January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	**266**	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	**266**	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	**267**	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	**269**	1,943

[1] Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

We have a dividend reinvestment plan (DRIP) that allows eligible holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and the United States to acquire additional Class B Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings. The plan permits, at the Board's discretion, a small discount from the five-day volume-weighted average market price when shares are issued from treasury under the plan. We have not issued shares from treasury in settlement of dividends since the April 2, 2025 payment per the table above.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 28, 2026, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2026, to shareholders of record on March 10, 2026.

NON-CONTROLLING INTEREST
On June 20, 2025, we sold a 49.9% equity interest, representing a 20% voting interest, in a subsidiary (Backhaul Network Services Inc., or BNSI) that owns a portion of our wireless backhaul transport infrastructure to Blackstone for US$4.85 billion ($6.7 billion). We control BNSI and have therefore included its results in our consolidated financial statements. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase

Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

During the first five years of Blackstone's investment, subject to approval of the BNSI board of directors, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. If BNSI is current on its distribution policy, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone's investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI. In 2025, BNSI paid $133 million in dividends to Blackstone.

We have entered into subsidiary equity derivatives in connection with the network transaction (see note 19).

NOTE 29: STOCK-BASED COMPENSATION

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to "operating costs" or "restructuring, acquisition and other", as applicable, using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to

"operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in "operating costs".

Wealth+ program
Certain employees voluntarily participate in a Wealth+ program, which allows them to exchange some or all of their annual cash bonus and receive RSUs. We match employee deferrals up to a certain amount. Expenses relating to the Wealth+ program are included in "operating costs".

ESTIMATES

Significant management estimates are used to determine the fair value of stock options. The table below shows the weighted average fair value of stock options granted during 2025 and 2024 and the principal assumptions used in applying the Black-Scholes model for granted options to determine their fair value at the grant date.

	Years ended December 31	
	2025	2024
Weighted average fair value	**$ 4.99**	$ 8.08
Risk-free interest rate	**3.0%**	3.4%
Dividend yield	**5.2%**	3.6%
Volatility of Class B Non-Voting Shares	**22.7%**	24.2%
Weighted average expected life	**5.5 years**	5.4 years

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

STOCK-BASED COMPENSATION EXPENSE

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31	
(In millions of dollars)	**2025**	2024
Stock options	**37**	(58)
Restricted share units	**68**	20
Deferred share units	**15**	(10)
Equity derivative effect, net of interest receipt	**(22)**	102
Total stock-based compensation expense	**98**	54

As at December 31, 2025, we had a total liability recognized at its fair value of $189 million (2024 – $103 million) related to stock-based compensation, including stock options, RSUs, and DSUs.

The current portion of this is $114 million (2024 – $72 million) and is included in "accounts payable and accrued liabilities". The long-term portion of this is $75 million (2024 – $31 million) and is included in "other long-term liabilities" (see note 26).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2025 was $31 million (2024 – $32 million).

We paid $40 million in 2025 (2024 – $70 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $42.00 (2024 – $56.88).

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Human Resources Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Human Resources Committee may adjust the vesting terms on the grant date. The exercise price is typically equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We did not grant performance-based options in 2025 (2024 – nil). As at December 31, 2025, we had 2,583,435 performance options (2024 – 2,583,435) outstanding. The outstanding options that were granted prior to 2022 vest on a graded basis over four years provided certain targeted stock prices are met on or after each anniversary date.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

(In number of units, except prices)	Year ended December 31, 2025		Year ended December 31, 2024	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	9,707,847	$63.89	10,593,645	$63.88
Granted	2,687,103	$40.37	353,105	$61.39
Exercised	–	–	(153,615)	$53.04
Forfeited	(628,856)	$62.82	(1,085,288)	$64.44
Outstanding, end of year	11,766,094	$58.58	9,707,847	$63.89
Exercisable, end of year	7,322,180	$64.10	6,135,190	$63.69

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2025.

Range of exercise prices	Options outstanding			Options exercisable	
	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$40.37 – $44.99	2,687,103	9.17	$40.37	–	–
$45.00 – $49.99	119,082	0.16	$49.95	119,082	$49.95
$55.00 – $59.99	1,398,962	4.32	$58.46	1,179,245	$58.46
$60.00 – $64.99	2,300,957	4.51	$62.27	1,735,323	$62.40
$65.00 – $69.99	4,617,715	6.04	$65.58	3,646,255	$65.63
$70.00 – $73.00	642,275	3.16	$73.00	642,275	$73.00
	11,766,094	6.03	$58.58	7,322,180	$64.10

Unrecognized stock-based compensation expense as at December 31, 2025 related to stock option plans was $12 million (2024 – $1 million) and will be recognized in net income within periods of up to the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 319,896 performance-based RSUs to certain key employees in 2025 (2024 – 378,296). For performance RSUs granted prior to 2023, the number of units that vest and will be paid three years from the grant date will be within 0% to 100% of the initial number granted and reinvested dividends based upon the achievement of certain annual targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

(In number of units)	Years ended December 31	
	2025	2024
Outstanding, beginning of year	2,448,224	2,551,728
Granted and reinvested dividends	1,966,136	1,246,949
Exercised	(790,423)	(943,096)
Forfeited	(294,385)	(407,357)
Outstanding, end of year	3,329,552	2,448,224

Unrecognized stock-based compensation expense as at December 31, 2025 related to these RSUs was $54 million (2024 – $35 million) and will be recognized in net income over periods of up to the next three years as the RSUs vest.

DEFERRED SHARE UNITS

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 5,332 performance-based DSUs to certain key executives in 2025 (2024 – 6,157) through reinvested dividends. All performance-based DSUs currently outstanding are fully vested.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31	
(In number of units)	2025	2024
Outstanding, beginning of year	908,678	956,410
Granted and reinvested dividends	243,438	231,590
Exercised	(168,049)	(279,098)
Forfeited	(285)	(224)
Outstanding, end of year	983,782	908,678

NOTE 30: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, some of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2025 and 2024.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Unrecognized stock-based compensation expense related to granted DSUs as at December 31, 2025 was $10 million (2024 – $5 million) and will be recognized in net income over the next three years as the executive DSUs vest.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 15% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a bi-weekly basis on the open market on behalf of the employee. On a bi-weekly basis, we make a contribution of 25% to 50% of the employee's contribution that period and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $57 million in 2025 (2024 – $61 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 19) and recognized a $22 million recovery (2024 – $102 million expense) in stock-based compensation expense for these derivatives.

Compensation
Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" and "restructuring, acquisition and other" was as follows:

	Years ended December 31	
(In millions of dollars)	2025	2024
Salaries and other short-term employee benefits	12	20
Post-employment benefits	2	2
Stock-based compensation [1]	35	34
Total compensation	49	56

[1] Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

In addition to the amounts included in "post-employment benefits" in the table above, we assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $12 million of which was paid in 2025 (2024 – $12 million). The remaining liability of $83 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next year) or "other long-term liabilities".

Transactions

We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the year ended December 31, 2025 (2024 – $10 million); the final payment under this arrangement was made during the three months ended March 31, 2025. This amount is included in "Salaries and other short-term employee benefits" in the table above. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2025 and 2024 were under $1 million.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

Our material operating subsidiaries, along with our relative ownership percentages, as at December 31, 2025 and 2024 were as follows. Each is incorporated in Canada and, with the exception of MLSE, has the same reporting period for annual financial statement reporting. MLSE's fiscal year-end is June 30 to align with the end of the NHL and NBA seasons; financial information for MLSE has been prepared for the period ended December 31, 2025.

	Jurisdiction of Incorporation	Ownership Percentage	
Subsidiary		2025	2024
Rogers Communications Canada Inc.	Canada	100%	100%
Rogers Media Inc.	Canada	100%	100%
Maple Leaf Sports & Entertainment Ltd.	Canada	75.0%	n/a [1]
Backhaul Network Services Inc.	Canada	50.1%	n/a

[1] MLSE was held through a joint venture prior to the MLSE Transaction closing on July 1, 2025.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. As disclosed in note 28, there is a contractual restriction on the transfer of cash between BNSI and other group entities. Further, the MLSE minority holder has certain protective rights related to the transfer of cash or other assets held by MLSE to Rogers. There are no other significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to us as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

Subsidiaries

Under IFRS, certain summary financial information of BNSI is required to be disclosed (see note 28). Income and cash flow activity in the table below reflects the period from June 20, 2025 (the date the network transaction closed) to December 31, 2025.

(In millions of dollars)	As at or year ended December 31 2025
Current assets, including cash and cash equivalents of $0.4 billion	738
Long-term assets, including intangible assets of $7.9 billion	15,227
Current liabilities	(267)
Long-term liabilities	(16)
Total net assets	15,682
Revenue	823
Expenses	799
Net income	24
Net income attributable to RCI	12
Net income attributable to non-controlling interest	12
Cash flows provided by operating activities	618
Cash flows used in investing activities	(6,642)
Cash flows provided by financing activities	6,393
Change in cash and cash equivalents	369

Associates and joint arrangements

We carried out the following business transactions with our associates and joint arrangements. MLSE activity is included prior to July 1, 2025 when the MLSE Transaction closed and activity related to MLSE's associates (see note 20) is included from July 1, 2025.

	Years ended December 31	
(In millions of dollars)	2025	2024
Revenue	51	45
Purchases and lease payments	174	231

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31	
(In millions of dollars)	2025	2024
Accounts receivable	95	101
Accounts payable and other liabilities	300	163

NOTE 31: GUARANTEES

We had the following guarantees as at December 31, 2025 and 2024 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2025 or 2024. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 32: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

SUMMARY OF COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2025.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Player contracts [1]	566	811	359	215	1,951
Purchase obligations [2]	910	940	481	995	3,326
Program rights [3]	1,157	2,118	2,174	8,159	13,608
Total commitments	2,633	3,869	3,014	9,369	18,885

[1] Professional sports players' salary contracts into which we have entered and are contractually obligated to pay.
[2] Contractual obligations under service, product, and wireless device contracts to which we have committed.
[3] Agreements into which we have entered to acquire broadcasting rights for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

	As at December 31
(In millions of dollars)	2025
Acquisition of property, plant and equipment	1,739
Acquisition of intangible assets	210
Total other commitments	1,949

On February 6, 2026, Innovation, Science and Economic Development Canada announced we had won 30 spectrum licences in a residual spectrum licence auction, primarily in the 3800 MHz band, for a total cost of $84 million. We made the first payment of $17 million on February 20, 2026. Final payment of the $67 million remaining balance will be due on March 20, 2026.

CONTINGENT LIABILITIES

Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 14) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of proceedings
We are involved in various disputes, governmental and/or regulatory inspections, investigations, and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process. Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 33: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31	
(In millions of dollars)	2025	2024
Accounts receivable, excluding financing receivables	(540)	(396)
Financing receivables	(115)	(318)
Contract assets	16	7
Inventories	102	(185)
Other current assets	(64)	146
Accounts payable and accrued liabilities	(21)	(209)
Contract and other liabilities	30	79
Total change in net operating assets and liabilities	(592)	(876)

CAPITAL EXPENDITURES

		Years ended December 31	
(In millions of dollars)	Note	2025	2024
Capital expenditures before proceeds on disposition		3,863	4,100
Proceeds on disposition	8, 9	(156)	(59)
Capital expenditures		3,707	4,041

Notes

Glossary of Terms
NETWORK AND PRODUCT TERMS

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video, and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE.

4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services.

5G/5G+ (Fifth Generation Wireless): The fifth generation in mobile phone technology, which over time, will deliver faster speeds, instant response times, and fast connections, fundamentally changing how we live and work. 5G/5G+ will be capable of peak data rates up to 100 times faster than 4G LTE, all while supporting up to 10 million connections per square kilometre – 10 times the capacity of 4G LTE.

4K–Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image.

ARPA (Average Revenue per Account): This business performance measure, expressed as a dollar rate per month, is predominantly used in wireless and cable industries to describe the revenue generated per customer account per month. ARPA is an indicator of a wireless and cable business' operating performance.

ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business' operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking.

bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above.

Bundling: Refers to the coupling of independent products or services offered into one retail package.

BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract.

Cable Telephony (Phone): The transmission of real-time voice communications over a cable network.

Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data, and services reside in data centres.

CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

Customer Relationships: This Cable metric refers to dwelling units where at least one of our Cable services is installed and operating and the service(s) are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together. When DOCSIS 4.0 is available, it is expected to support higher speeds and have lower latency.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line's bandwidth.

Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

Fixed Wireless (5G Home Internet): A network access/delivery technology to deliver data and video IP services to customers utilizing a wireless network versus traditional DOCSIS or fibre optic networks.

FTTH (Fibre-to-the-Home)/FTTP (Fibre-to-the-Premise): Represents fibre optic cable that reaches the boundary of the home or premise, such as a box on the outside wall of a home or business.

GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the "second generation" (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

Hardware Upgrade (HUP): The act of an existing wireless customer upgrading to a new wireless device.

Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz (terahertz) is trillions of hertz.

High-Split Technology: A method of splitting bandwidth that further increases the frequencies allocated to upstream data compared to mid-split, while also expanding the overall spectrum, significantly improving both upload and download performance.

Homes Passed: Total number of homes that have the potential for being connected to a cable product in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or e-mail accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre.

HSPA (High-Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

Hybrid Fibre-Coaxial Network Architecture (HFC): A technology in which fibre optic cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market.

IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems.

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

Low-Split Technology: A method of splitting bandwidth that allocates the lowest number of frequencies to upstream (upload) data while maintaining the majority of the spectrum for downstream traffic.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps.

LTE Advanced (LTE-A): A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

Machine-to-Machine (M2M): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these 'smart objects' over the Internet, query, change their state, and capture any information associated with them.

Mid-Split Technology: A method of splitting bandwidth that increases the number of frequencies dedicated to upstream data compared to low-split,

while also expanding the total spectrum available, thereby enhancing both upload and download capacity.

MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services.

Prepaid: A method of payment for wireless service that requires a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber's prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format for future playback.

Satellite: Video programming delivered by satellite technology.

Satellite to Mobile (Rogers Satellite): A product that allows a traditional smartphone to connect to low Earth orbit satellites to provide mobile data connectivity where traditional cell coverage is not available.

Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

Subscription Video-on-Demand (SVOD): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users.

Video-on-Demand (VOD): A cable service that allows a customer to select and view movies and shows at any time from a library of titles.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

SUSTAINABILITY AND SOCIAL IMPACT TERMS

Carbon dioxide equivalent per petabyte of network traffic (tCO2e/PB): A sustainability metric used to measure carbon intensity of data transmission, expressed as metric tonnes of carbon dioxide emitted (via electricity usage) for every petabyte of data transmitted, uploaded, or downloaded across network infrastructure. A decrease in tCO2e/PB indicates improved efficiency.

Diversity, Equity, Inclusion, and Belonging (DEIB): A framework to create a workplace that is diverse, equitable, and inclusive allowing employees to feel like they belong and are valued, which helps increase engagement, productivity, and boost innovation and morale.

GJ per petabyte of network traffic (GJ/PB): A sustainability metric used to measure energy intensity, expressed as gigajoules of energy consumed for every petabyte of data transmitted across a network. A decrease in GJ/PB indicates improved energy efficiency.

Greenhouse Gas (GHG) Emissions: The natural and anthropogenic (human-caused) release into the atmosphere of gases that absorb and re-emit infrared radiation. The primary GHGs in the Earth's atmosphere are water vapour, carbon dioxide, methane, nitrous oxide, and ozone. These are measured across three scopes: Scope 1 (direct), Scope 2 (indirect energy), and Scope 3 (value chain).

Science Based Targets initiative (SBTi): The global governing body that drives ambitious climate action in the private sector by enabling organizations to set science-based greenhouse gas emissions reduction targets. SBTi assesses, measures, and approves carbon reduction targets.

United Nations Sustainable Development Goals (UNSDGs): A collection of 17 interlinked objectives adopted by all UN Member States in 2015 as part of the 2030 Agenda for Sustainable Development. They act as a universal call to action to end poverty, protect the planet, reduce inequality, and ensure peace and prosperity for all by 2030.

Helpful links

Canadian Radio-Television and Telecommunications Commission (CRTC)
The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. **www.crtc.gc.ca**

Innovation, Science and Economic Development Canada (ISED Canada)
ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada's innovation performance, increase Canada's share of global trade, and build an efficient and competitive marketplace. **www.ic.gc.ca**

Federal Communications Commission (FCC)
The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. **www.fcc.gov**

Canadian Wireless Telecommunications Association (CWTA)
The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. **www.cwta.ca**

The Wireless Association (CTIA)
The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. **www.ctia.org**

GSM Association (GSMA)
The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association's initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. **www.gsma.com**

Commission for Complaints of Telecom-television Services (CCTS)
An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. **www.ccts-cprst.ca**

Corporate and shareholder information

CORPORATE OFFICES

Rogers Communications Inc.
333 Bloor Street East,
Toronto, ON M4W 1G9
416.935.7777

CUSTOMER SERVICE AND PRODUCT INFORMATION

888.764.3771 or **rogers.com**

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar, TSX Trust Company, at:

TSX Trust Company

301 – 100 Adelaide Street West
Toronto, ON M5H 4H1, Canada
416.682.3860 or 800.387.0825
shareholderinquiries@tmx.com

Duplicate Mailings

If you receive duplicate shareholder mailings from Rogers, please contact TSX Trust Company as detailed above to consolidate your accounts.

INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit **about.rogers.com/investor-relations** or contact us at:

647.435.6470 or
1.844.801.4792 (outside North America)
or **investor.relations@rci.rogers.com**

SUSTAINABILITY AND SOCIAL IMPACT

Through investing in youth, taking meaningful action to address climate change, and supporting economic empowerment, we're doing our part to build a stronger Canada. To learn more, please visit **about.rogers.com/our-impact**.

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX):

RCI.A – Class A Voting shares
(CUSIP # 775109101)
RCI.B – Class B Non-Voting shares
(CUSIP # 775109200)

New York Stock Exchange (NYSE):

RCI – Class B Non-Voting shares
(CUSIP # 775109200)





RCI.B LISTED ON TMX Toronto Stock Exchange

RCI LISTED NYSE

DEBT SECURITIES

For details on Rogers' public debt securities, please refer to the "Bondholder Information" section under **about.rogers.com/investor-relations**.

INDEPENDENT AUDITORS

KPMG LLP

ONLINE INFORMATION

Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit **about.rogers.com/investor-relations** where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers' news releases electronically.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact TSX Trust Company as detailed earlier on this page.

COMMON STOCK TRADING AND DIVIDEND INFORMATION

	Price RCI.B on TSX			Dividends Declared
2025	High	Low	Close	per Share
First Quarter	$44.89	$37.97	$38.43	$0.50
Second Quarter	$40.55	$32.42	$40.39	$0.50
Third Quarter	$50.00	$41.01	$54.38	$0.50
Fourth Quarter	$56.15	$47.94	$51.81	$0.50

Shares Outstanding at December 31, 2025

Class A Voting	111,152,011
Class B Non-Voting	429,073,267

2026 Expected Dividend Dates

Record Date:	Payment Date:
March 10, 2026	April 2, 2026
June 9, 2026*	July 6, 2026*
September 8, 2026*	October 2, 2026*
December 8, 2026*	January 5, 2027*

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIVIDEND REINVESTMENT PLAN (DRIP)

Rogers offers a convenient dividend reinvestment program for eligible shareholders to acquire Class B Non-Voting shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers' DRIP, please visit **https://services.tsxtrust.com/InvestorServices/Search-DRIP?lang=en** or contact TSX Trust Company as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at **https://services.tsxtrust.com/edelivery**. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.



CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS

This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the "Risks and Uncertainties Affecting our Business" and "About Forward-Looking Information" sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

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The best is yet to come

Ted Rogers

